UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of April, 2010
Commission File Number 000-31212
Metal Storm Limited
(Translation of registrant’s name into English)
Building 4, 848 Boundary Road, Richlands,
Queensland, Australia 4077
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☑ Form 20-F ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes         ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Appendix 3B
New issue announcement
300Rule 2.7, 3.10.3, 3.10.4, 3.10.5
Appendix 3B
New issue announcement,
application for quotation of additional securities
and agreement
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.
Name of entity
  Metal Storm Limited
ABN
 99 064 270 006
We (the entity) give ASX the following information.
Part 1 — All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	2,022,592 fully paid ordinary shares

3	Principal terms of the +securities (e.g. if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares issued

+ See chapter 19 for defined terms.
24/10/2005	Appendix 3B — Page 1

Appendix 3B
New issue announcement

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

•     the date from which they do

•     the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•     the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment
Yes

5	Issue price or consideration	$0.014 per share

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Fully paid ordinary shares issued pursuant to staff remuneration agreements.

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	12 April 2010

		Number	+Class

8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	1,048,226,920 107,602,756 32,756,332	Ordinary Shares Secured Conv. Notes Interest Bearing Conv. Notes

+ See chapter 19 for defined terms.
24/10/2005	Appendix 3B — Page 2

Appendix 3B
New issue announcement

		Number	+Class

9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	53,010,664	Unquoted Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 — Bonus issue or pro rata issue

11	Is security holder approval required?

12	Is the issue renounceable or non-renounceable?

13	Ratio in which the +securities will be offered

14	+Class of +securities to which the offer relates

15	+Record date to determine entitlements

16	Will holdings on different registers (or sub-registers) be aggregated for calculating entitlements?

17	Policy for deciding entitlements in relation to fractions

18	Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19	Closing date for receipt of acceptances or renunciations

20	Names of any underwriters

+ See chapter 19 for defined terms.
24/10/2005	Appendix 3B — Page 3

Appendix 3B
New issue announcement

21	Amount of any underwriting fee or commission

22	Names of any brokers to the issue

23	Fee or commission payable to the broker to the issue

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25	If the issue is contingent on +security holders’ approval, the date of the meeting

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28	Date rights trading will begin (if applicable)

29	Date rights trading will end (if applicable)

30	How do +security holders sell their entitlements in full through a broker?

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?

32	How do +security holders dispose of their entitlements (except by sale through a broker)?

33	+Despatch date

+ See chapter 19 for defined terms.
24/10/2005	Appendix 3B — Page 4

Appendix 3B
New issue announcement
Part 3 — Quotation of securities
You need only complete this section if you are applying for quotation of securities

34	Type of securities (tick one)

(a)	☑	Securities described in Part 1

(b)	☐	All other securities
Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities
Entities that have ticked box 34(a)
Additional securities forming a new class of securities
Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐	If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 — 1,000
1,001 — 5,000
5,001 — 10,000
10,001 — 100,000
100,001 and over

37	☐	A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.
24/10/2005	Appendix 3B — Page 5

Appendix 3B
New issue announcement
Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought

39	Class of +securities for which quotation is sought

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

•     the date from which they do

•     the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•     the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)

		Number	+Class

42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)

+ See chapter 19 for defined terms.
24/10/2005	Appendix 3B — Page 6

Appendix 3B
New issue announcement
Quotation agreement
1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.
•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•	Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•	If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.
3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4	We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:	/s/ Peter Ronald Wetzig	Date:	13 April 2010

(~~Director~~/Company Secretary)

Print name:	Peter Ronald Wetzig

== == == == ==

+ See chapter 19 for defined terms.
24/10/2005	Appendix 3B — Page 7

METAL STORM LIMITED ABN 99 064 270 006
Unquoted Options
The outstanding balance at 13 April 2010 is represented by:

	Exercise
Expiry Date	Price	Number of Options
21-Jun-10	$0.400	578,750
24-Jun-10	$0.400	1,990,000
30-Jun-10	$0.400	200,000
30-Sep-10	$0.400	200,000
31-Dec-10	$0.400	218,750
31-Mar-11	$0.400	193,750
28-Apr-11	$0.400	940,000
30-Jun-11	$0.400	818,750
2-Jul-11	$0.010	5,000,000
30-Sep-11	$0.400	125,000
27-Oct-11	$0.400	506,250
31-Dec-11	$0.400	193,750
8-Mar-12	$0.180	1,000,000
31-Mar-12	$0.400	193,750
30-Jun-12	$0.400	193,750
24-Sep-12	$0.001	31,958,164
30-Sep-12	$0.400	193,750
31-Dec-12	$0.400	168,750
11 Feb 13	$0.035	8,000,000
31-Mar-13	$0.400	168,750
30-Jun-13	$0.400	168,750

		53,010,664

Appendix 3B
New issue announcement
300 Rule 2.7, 3.10.3, 3.10.4, 3.10.5
Appendix 3B
New issue announcement,
application for quotation of additional securities
and agreement
Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.
Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.
Name of entity
Metal Storm Limited
ABN
99 064 270 006
We (the entity) give ASX the following information.
Part 1 — All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	1. Ordinary shares 2. Unlisted options

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1. 21,344,056 fully paid ordinary shares 2. 4,268,811 unlisted option to acquire ordinary shares

3	Principal terms of the +securities (e.g. if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	1. fully paid ordinary shares issued pursuant to a subscription agreement 2. Unlisted options to acquire ordinary shares at $0.035 each expiring on 16 April 2013

+ See chapter 19 for defined terms.

24/10/2005	Appendix 3B — Page 1

Appendix 3B
New issue announcement

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

•     the date from which they do

•     the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•     the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment
1. Yes 2. Yes

5	Issue price or consideration	1. 90% of the volume weighted average share price for 10 days prior to the issue, $0.013 2. Nil

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	1. Fully paid ordinary shares issued in accordance with subscription agreement 2. Options issued in accordance with subscription agreement

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	1. 16 April 2010 2. 16 April 2010

		Number	+Class

8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	1,069,570,976 107,602,756 32,756,332	Ordinary Shares Secured Conv. Notes Interest Bearing Conv. Notes

+ See chapter 19 for defined terms.

24/10/2005	Appendix 3B — Page 2

Appendix 3B
New issue announcement

		Number	+Class

9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	57,279,475	Unquoted Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 — Bonus issue or pro rata issue

11	Is security holder approval required?

12	Is the issue renounceable or non-renounceable?

13	Ratio in which the +securities will be offered

14	+Class of +securities to which the offer relates

15	+Record date to determine entitlements

16	Will holdings on different registers (or sub-registers) be aggregated for calculating entitlements?

17	Policy for deciding entitlements in relation to fractions

18	Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19	Closing date for receipt of acceptances or renunciations

20	Names of any underwriters

+ See chapter 19 for defined terms.

24/10/2005	Appendix 3B — Page 3

Appendix 3B
New issue announcement

21	Amount of any underwriting fee or commission

22	Names of any brokers to the issue

23	Fee or commission payable to the broker to the issue

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25	If the issue is contingent on +security holders’ approval, the date of the meeting

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28	Date rights trading will begin (if applicable)

29	Date rights trading will end (if applicable)

30	How do +security holders sell their entitlements in full through a broker?

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?

32	How do +security holders dispose of their entitlements (except by sale through a broker)?

33	+Despatch date

+ See chapter 19 for defined terms.

24/10/2005	Appendix 3B — Page 4

Appendix 3B
New issue announcement
Part 3 — Quotation of securities
You need only complete this section if you are applying for quotation of securities

34	Type of securities (tick one)

(a)	☑	Securities described in Part 1

(b)	☐	All other securities
Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities
Entities that have ticked box 34(a)
Additional securities forming a new class of securities
Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐	If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 — 1,000
1,001 — 5,000
5,001 — 10,000
10,001 — 100,000
100,001 and over

37	☐	A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

24/10/2005	Appendix 3B — Page 5

Appendix 3B
New issue announcement
Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought

39	Class of +securities for which quotation is sought

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state:

•     the date from which they do

•     the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

•     the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)

		Number	+Class

42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)

+ See chapter 19 for defined terms.

24/10/2005	Appendix 3B — Page 6

Appendix 3B
New issue announcement
Quotation agreement
1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.
•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•	Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•	If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.
3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4	We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:	/s/ Peter Ronald Wetzig	Date:	19 April 2010

(~~Director~~/Company Secretary)

Print name:	Peter Ronald Wetzig

== == == == ==

+ See chapter 19 for defined terms.

24/10/2005	Appendix 3B — Page 7

METAL STORM LIMITED ABN 99 064 270 006

Unquoted Options
The outstanding balance at 19 April 2010 is represented by:

	Exercise
Expiry Date	Price	Number of Options
21-Jun-10	$0.400	578,750
24-Jun-10	$0.400	1,990,000
30-Jun-10	$0.400	200,000
30-Sep-10	$0.400	200,000
31-Dec-10	$0.400	218,750
31-Mar-11	$0.400	193,750
28-Apr-11	$0.400	940,000
30-Jun-11	$0.400	818,750
2-Jul-11	$0.010	5,000,000
30-Sep-11	$0.400	125,000
27-Oct-11	$0.400	506,250
31-Dec-11	$0.400	193,750
8-Mar-12	$0.180	1,000,000
31-Mar-12	$0.400	193,750
30-Jun-12	$0.400	193,750
24-Sep-12	$0.001	32,851,021
30-Sep-12	$0.400	193,750
31-Dec-12	$0.400	168,750
11 Feb 13	$0.035	8,000,000
31-Mar-13	$0.400	168,750
16-Apr-13	$0.035	4,268,811
30-Jun-13	$0.400	168,750

		57,279,475

Form 604
Corporations Act 2001
Section 671B
Notice of change of interest of substantial holder

To: Company Name/ Scheme	Metal Storm Limited

ACN/ARSN	064 270 006
1.	Details of substantial holder(1)

Name	James Michael O’Dwyer

ACN/ARSN (if applicable)

There was a change in the interests of the substantial holder on	19/04/2010

The previous notice was given to the company on	10/03/2010

The previous notice was dated	10/03/2010
2.	Previous and present voting power
The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

	Previous notice		Present notice
Class of securities (4)	Person’s votes	Voting power (5)	Person’s votes	Voting power (5)
Ordinary	80,698,954	8.58%	80,698,954	7.54%
3.	Changes in relevant interests
Particulars of each change in, or change in the nature of, relevant interests of the substantial shareholder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

				Class and
	Person whose		Consideration	number of
	relevant interest		given in relation	securities	Person’s votes
Date of change	changed	Nature of change (6)	to change (7)	affected	affected
16/03/2010	James Michael O’Dwyer	Dilution from issue of 52,669,568 Ordinary shares pursuant to a subscription agreement.	Nil	80,698,954 Ordinary shares	80,698,954

30/03/2010	James Michael O’Dwyer	Dilution from issue of 27,900,794 Ordinary shares pursuant to a subscription agreement.	Nil	80,698,954 Ordinary shares	80,698,954

06/04/2010	James Michael O’Dwyer	Dilution from issue of 1. 24,063,871 Ordinary shares on the conversion of 1,782,509 convertible notes. 2. 892,857 Ordinary shares on the exercise of Unquoted options.	Nil	80,698,954 Ordinary shares	80,698,954

09/04/2010	James Michael O’Dwyer	Dilution from issue of 600,304 Ordinary shares on conversion of 44,467 convertible notes.	Nil	80,698,954 Ordinary shares	80,698,954

13/04/2010	James Michael O’Dwyer	Dilution from issue of 2,022,592 Ordinary shares pursuant to staff remuneration agreements.	Nil	80,698,954 Ordinary shares	80,698,954

19/04/2010	James Michael O’Dwyer	Dilution from issue of 21,344,056 Ordinary shares pursuant to a subscription agreement.	Nil	80,698,954 Ordinary shares	80,698,954

4.	Present relevant interests
Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

	Registered holder of	Person entitled to be	Nature of relevant	Class and number	Person’s
Holder of relevant interest	securities	registered as holder (8)	interest (6)	of securities	votes
James Michael O’Dwyer	James Michael O’Dwyer	James Michael O’Dwyer	Registered holder of shares	57,011,770 ordinary shares	57,011,770

O’Dwyer Investments Pty Ltd ACN 010 495 315	O’Dwyer Investments Pty Ltd ACN 010 495 315	O’Dwyer Investments Pty Ltd ACN 010 495 315	Registered holder of shares	23,687,184 ordinary shares	23,687,184
5.	Changes in association
The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN (if applicable)	Nature of association
Nil
6.	Addresses
The addresses of the person named in this form are as follows:

Name	Address
James Michael O’Dwyer	Unit 162, Admiralty Quays, 32 Macrossan Street, Brisbane
O’Dwyer Investments Pty Ltd ACN 010 495 315	c/o BDO Kendalls, Level 18, 300 Queen Street, Brisbane
Signature

print name	James Michael O’Dwyer	capacity

sign here	/s/ James Michael O’Dwyer	date 20/04/2010

DIRECTIONS

(1)	If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2)	See the definition of “associate” in section 9 of the Corporations Act 2001.

(3)	See the definition of “relevant interest” in section 608 and 671B(7) of the Corporations Act 2001.

(4)	The voting shares of a company constitute one class unless divided into separate classes.

(5)	The person’s votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6)	Include details of:
(a)	any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b)	any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of “relevant agreement” in section 9 of the Corporations Act 2001.

(7)	Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its association in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8)	If the substantial holder is unable to determine the identity of the person (eg, if the relevant interest arises because of an option) write “unknown”.

(9)	Give details, if appropriate, of the present association and any change in that associate since the last substantial holding notice.

METAL STORM LIMITED ACN 064 270 006
Metal Storm awarded MPM Contract
Brisbane, Australia — Tuesday, 20 April 2010: Metal Storm Limited (ASX trading code: MST, OTC Symbol: MTSXY).
Metal Storm Limited has been advised by Metal Storm Inc. that it has been awarded a contract from the United States Marine Corps for the Mission Payload Module — Non-Lethal Weapon System (MPM-NLWS) program valued at US$1,477,860.
The contract is scheduled to be completed in 12 months. Additional information will be released after receipt of customer approval.
END
Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s OTC Symbol: MTSXY
Company Contact:
Australia & USA
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3123 4700
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non- mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilises multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

ANNUAL REPORT METAL STORM LIMITED ABN 99 064 270 006

POLICE

/ CONTENTS TO THE ANNUAL REPORT

CORPORATE INFORMATION 01

CHAIRMAN'S REPORT 03

CHIEF EXECUTIVE OFFICER'S REPORT 05

DIRECTOR PROFILES 13

EXECUTIVE PROFILES 13

CORPORATE GOVERNANCE STATEMENT 17

DIRECTORS' REPORT 25

- Directors 25
- Company Secretary 26
- Earnings Per Share 27
- Dividends 27
- Corporate Information 27
- Review of Operations 28
- Remuneration Report (Audited) 34
- Directors' Meetings 41

FINANCIAL STATEMENTS 43

- Statements of Comprehensive Income 43
- Statements of Financial Position 44
- Statements of Cash Flow 45
- Statements of Changes in Equity 46
- Notes to the Financial Statements 47

DIRECTORS' DECLARATION 91

ASX ADDITIONAL INFORMATION 94

/ CONTENTS TO THE ANNUAL REPORT CORPORATE INFORMATION 01 CORPORATE GOVERNANCE CHAIRMAN’S REPORT 03 STATEMENT 17 CHIEF EXECUTIVE OFFICER’S REPORT 05 Introduction 17 DIRECTOR PROFILES Principle 1: lay solid foundations for 13 management and oversight 17 EXECUTIVE PROFILES 13 Principle 2: structure the board to add value 18 Principle 3: promote ethical and responsible decision-making 19 Principle 4: safeguarding integrity in financial reporting 20 Principle 5: make timely and balanced disclosure 22 Principle 6: respect the rights of shareholders 22 Principle 7: recognise and manage risk 23 Principle 8: remunerate fairly and responsibly 23 DIRECTORS’ REPORT 25 FINANCIAL STATEMENTS 43 Directors 25 Statements of Comprehensive Income 43 Company Secretary 26 Statements of Financial Position 44 Earnings Per Share 27 Statements of Cash Flow 45 Dividends 27 Statements of Changes in Equity 46 Corporate Information 27 Notes to the Financial Statements 47 Review of Operations 28 DIRECTORS’ DECLARATION 91 Remuneration Report (Audited) 34 ASX ADDITIONAL INFORMATION 94 Directors’ Meetings 41 This annual report covers both the separate financial statements of Metal Storm Limited as an individual entity and the consolidated financial statements for the consolidated entity consisting of Metal Storm Limited and its subsidiaries. The financial statements are presented in Australian dollars. The financial statements were authorised for issue by the directors on 26 February 2010. The directors have the power to amend and reissue the financial statements.

CORPORATE INFORMATION

As at 15 February 2010

Company Secretary:
P R Wetzig

Registered Office and Principal Place of Business:

Email: msau@metalstorm.com
Web: www.metalstorm.com

USA:
Suite 810, 4350 N Fairfax Drive
Arlington VA 22203 USA
Phone +1 703 248 8218

Auditors:
PricewaterhouseCoopers

Lawyers:
Corrs Chambers Westgarth
Baker McKenzie

Patent Attorney:
Davis Collison Cave

Tel: +61 7 3237 2100
Fax: +61 7 3237 2152
Web: www.computershare.com.au

Share Register USA:
Bank of New York
Depository Receipts Division
6th Floor, 620 Avenue of the Americas
New York NY 10011 USA

01 METAL STORM AR09
02

/ CORPORATE INFORMATION As at 15 February 2010 Directors: Patent Attorney: T J O’Dwyer Chairman Davis Collison Cave L J Finniear Chief Executive Officer J R Nicholls Share Register Australia: T W Tappenden Computershare Investor Services Pty Ltd Level 19, 307 Queen Street Company Secretary: Brisbane QLD 4000 P R Wetzig Australia Tel: +61 7 3237 2100 Registered Office and Principal Place of Business: Fax: +61 7 3237 2152 Australia: Web: www.computershare.com.au Building 4, 848 Boundary Road Richlands QLD 4077 Australia Share Register USA: Phone +61 7 3123 4700 Bank of New York Fax: +61 7 3217 0811 Depository Receipts Division 6th Floor, 620 Avenue of the Americas Email: msau@metalstorm.com New York NY 10011 USA Web: www.metalstorm.com Stock Exchange Listings: USA: Metal Storm Limited’s ordinary shares are quoted on the Suite 810, 4350 N Fairfax Drive Australian Securities Exchange Limited (“ASX”) (trading Arlington VA 22203 USA code: MST), its interest bearing convertible notes are Phone +1 703 248 8218 quoted on the ASX and the Port Moresby Stock Exchange Limited in Papua New Guinea (trading code: MSTG), Auditors: its secured convertible notes are quoted on the ASX PricewaterhouseCoopers (trading code (MSTGA), ADR’s are traded on the Over the Counter (OTC) market in the United States of America Bankers: (ticker symbol: MTSXY). Westpac Banking Corporation Suncorp Metway Limited Wachovia Bank (USA) Lawyers: Corrs Chambers Westgarth Baker McKenzie 01 METAL STORM AR09 02

/
CHAIRMAN’S REPORT
Fellow Shareholders,
Metal Storm had an extraordinarily difficult 2009. Although the Company funds were almost exhausted, product development continued with some very positive and important outcomes.
We have many people to thank for the Company’s financial position which is better now than over most of the previous 12 months. We would like to acknowledge those Shareholders who took up the Shareholder Placement Plan and the Noteholders who altered the terms of their contract so that the Company’s interest costs could be hugely reduced. The more recent pieces of the survival package came from new individual private investors and from Global Equity Markets Limited’s (“GEM”) commitment to longer term funding. Thank you for your support.
Each of these steps have come at some additional cost, particularly to the Shareholders. There has been considerable dilution which the Board has been concerned about and has made every effort to minimise. The current outcome is less satisfactory than we had hoped to achieve. We remain conscious of the impacts on value which the Company’s circumstances produce and are continuing to look for balanced solutions.
The Company will have a need for further capital which means Metal Storm will continue to draw down on the GEM facility unless an alternative equity source becomes available. The Company is actively pursuing alternatives including some further current shareholder contributions through a rights issue.
Although product and ammunition development progress has been sound, there remains much to be done to reach product commercialization. Additional funding is paramount to achieving this goal. This becomes something of a catch 22 where capital unavailable today means a longer time to cash break-even earnings and the longer time to cash break-even earnings means less enthusiasm in the market to provide funds now. The Board as part of its next strategy steps are looking to break this cycle by a major equity injection rather than a steady but slower funding.
We are fortunate to have a professional staff that have remained committed despite the difficulties of the past year. It is their maturity of purpose and sense that the Company is worth a fight to save that has kept spirits up and best practice in development efforts continuing.
The Board’s deep gratitude goes to every one of them.
That said, some personal milestones do not walk in line with the Company’s needs and must be given proper regard. For that reason our longest serving employee and ex Director, Brig Peter Pursey left the Company in the first quarter, 2010. Peter has filled a number of the important and productive positions in the Company. He has a creative verve, a clarity of understanding and enormous commitment to the Company’s success which won’t be replaced. The Board and his colleagues wish him good health, great contentment and success in the future.
In a very real way the circumstances of the past 18 months have forged a new commitment and objective within the Company. We have not wasted this time. We have looked to understand why success has been slow in arriving. Those things now more clearly understood are not excuses but a better guide to what must happen next.
You may recall Dr. Lee Finniear’s original break up of Company intention into “now”, “next” and “after next”. His plan has been delayed by money constraints but ways have now been found to do even more with much less. We are now leaner and more sharply focused than ever before. Our drive is concurrent final development with early stage marketing. That is beginning to move us into the “after next” phase where we hope to see continuing small sales lead to larger orders.
03     METAL STORM AR09

IN A VERY REAL WAY THE CIRCUMSTANCES OF THE PAST 18 MONTHS HAVE FORGED A NEW COMMITMENT AND OBJECTIVE WITHIN THE COMPANY.
In closing, I thank all our investors for their support and patience. I doubly thank our staff, for their work and for their commitment. I thank my Board whose work has been vastly more than anything contemplated in “how to be a good director” texts.
I hope to be able to deliver a report at the end of this year which positively reflects the effort which has gone into this Company since its inception.
Terry O’Dwyer
Chairman

04

/
CHIEF EXECUTIVE OFFICER’S REPORT
Fellow Shareholders,
For many reasons, 2009 could be considered the most challenging year the Company has faced since it was first listed. Expenditure was extremely tightly constrained throughout the year as the Company sought additional capital before its remaining cash was completely exhausted.
The pressure on our engineering teams has been immense, and project components that required significant third party expenditure had to be delayed or managed in other ways. Meanwhile the Board and executive spent most of the year focused on finding new capital for the Company, knowing that without it Metal Storm would not continue as a public company.
It stands as a testament to the unwavering support of you, our shareholders, note holders and new investors, that we are able to be here today to report on the Company’s progress.
However, while it would be tempting to focus on the financial issues of 2009, the achievements of the year have been substantial, and all the more worthy of recognition given the environment within which they were accomplished.
At the beginning of 2009, our weapons systems were not yet formally certified safe for shoulder firing. Our MAULTM 12 gauge launcher had not even completed its first build, and the ammunition had yet to receive formal safety certification. In short the Company did not yet have a single weapon that was safe to be shoulder fired in the manner for which it was designed.
2009 changed this completely. Thanks to the work of Metal Storm engineering teams on both sides of the Pacific, we now fire all of our weapons systems routinely in demonstrations and even at public firing events. We no longer worry about whether a gun will fire reliably for a demonstration. We are able to “step up to the plate” with confidence, knowing the weapons will work and the result will impress.
This confidence, developed through hard engineering and extensive testing in 2009, now allows us to show our potential customers what each weapon is like, how it handles in a near final form, how it fires, and even allows them to safely fire the weapons themselves. While our weapons still require further work before production, with this demonstration capability finally in place, our marketing and business development activity is taking on a whole new level of effectiveness. In 2009 alone more than 400 people from defence, law enforcement and industry fired or witnessed the firing of our weapons first hand.
With our weapons systems comes ammunition, and the ammunition projects are also critical to our success.
Within our 40mm inventory, our non-explosive training practice (TP) rounds were certified safe for shoulder firing in February 2009 and are being used for demonstrations now. Our high explosive dual purpose (HEDP) rounds have since undergone a battery of informal tests including all fuse function tests as well as firing after exposure temperatures of 71C (160F) to -56C (-69F), extended total immersion and more. Metal Storm HEDP rounds will now enter formal qualification as soon as we are confident we have secured further funding.
In addition Metal Storm Inc. (MSI) has continued development on a range of 40mm less lethal rounds including improvements to the chemical cargo and frangible nose round designs. Importantly MSI has been engaged by the US DoD to develop a 40mm optical airburst fusing system, which allows airburst rounds to be fired and detonated accurately over a target. This contract award recognises the increasingly solid reputation Metal Storm is gaining for its ammunition design, integration and ballistics capability.
Today, with the MAULTM 12 gauge 5-shot launcher, the FireStormTM 40mm multi-barrel weapon system and the 3GL 3-shot grenade launcher in the Metal Storm portfolio, we now have demonstrable systems and active business development underway. These are key components that we have needed to enable us to seek production orders.
Financial challenges aside, 2009 should be remembered as the year Metal Storm moved from bench firing, to having its
05     METAL STORM AR09

2009 SHOULD BE REMEMBERED AS THE YEAR METAL STORM MOVED FROM BENCH FIRING, TO HAVING IT’S WEAPONS BEING RELIABLY AND SAFELY SHOULDER FIRED BY POTENTIAL CUSTOMERS.
weapons being reliably and safely shoulder fired by potential customers.
We still have more to do, and we have to get it done quickly and cost effectively. Now that we can demonstrate our weapon systems reliably we will be doing just that as often as we can to appropriate audiences. This is essential to kick off the procurement cycle in earnest. A limited production run of 3GLs will soon be built to undergo qualification testing for transportation and shoulder firing with qualified HEDP ammunition. Metal Storm Inc. will be refining and testing MAULTM close-in door breaching/anti-materiel ammunition and lethal buckshot to complement the existing less lethal and kinetic rounds. FireStormTM is now a successful demonstration system. The direction of its ongoing development will depend on the outcome of proposals that are currently being evaluated by potential customers.
It is often said that you only see a person’s true colours when they are placed under extreme pressure. Over the last year we have seen the true colours of many people, including our shareholders, note holders, staff and my fellow Directors. You have all risen to the occasion in every case.
Firstly, I would like to thank the many shareholders who contributed to the Share Purchase Plan. This was a vital first step toward solving our funding challenge.
I express my gratitude to our note holders, who extended our convertible notes for 2 years when the alternative would have resulted in the Company failing.
My appreciation goes to those investors who recently chose to enter into significant private placements for equity when such investment was high risk, and the Company funds were near exhaustion.
In addition I acknowledge the vital contribution of Global Emerging Markets Ltd (GEM), for providing a $20.2M equity line of credit at short notice over Christmas after our previously arranged funding failed to materialize.
These contributions have collectively allowed Metal Storm to continue its operations and I know our team is working hard to show that this generous support will indeed be worthwhile.
Our long-term success continues to rely on the dedication of our small team in Australia and the MSI team in the USA. I have witnessed how these intelligent and capable people have performed under extreme pressure over the last year, delivering ingenious outcomes with far less expenditure than expected, and staying focused and balanced in tenuous circumstances.
Finally I would like to thank our senior leadership, Brigadier (Retd.) Peter Pursey, Peter Faulkner, David Pashen, Brett Farmer and Art Schatz, Chairman, Terry O’Dwyer and our non-executive directors, John Nicholls and Trevor Tappendon. As a Company we have been very fortunate to have benefited from the tremendous loyalty and dedication of these highly talented people.
As we move through 2010 we still have many financial and technical challenges to overcome, but I feel confident that with our established team of professional and dedicated individuals and with the support of our shareholders, Metal Storm has reached the point where positive momentum can grow and the business can move towards a cash flow positive position and longer term success.
Lee Finniear
Chief Executive Officer

06

/ OUR PURPOSE

/01

SUPPORT
our Warfighters, Peacekeepers & Law Enforcement Personnel

/02

BUILD
lighter, faster, more powerful weapons

/03

Help **SAVE** lives

/04

Regain & **INCREASE** shareholder value

07 METAL STORM AR09

/ OUR PURPOSE /01 /02 SUPPORT BUILD our Warfighters, lighter, Peacekeepers & faster, Law EnforcementPersonnel more powerfulweapons /03 /04 Help Regain & SAVE INCREASE lives shareholdervalue 07 METAL STORM AR09

/01
SUPPORT our Warfighters, Peacekeepers & Law Enforcement Personnel
The original founder of Metal Storm created the Company to develop new and better weapons to support our troops when they are in harms way. We stand true to this purpose today.
We are designing, qualifying and building weapons systems that will provide warfighters, peacekeepers and law enforcement officers with the capability to execute their missions with greater effectiveness, reducing the risk to themselves through increased firepower while providing flexible levels of response to different threats.
/02
BUILD lighter, faster, more powerful weapons
Metal Storm’s operational purpose is to commercialise its technology through a series of world leading weapon systems and ammunition natures.
Metal Storm’s patented technology allows several rounds of ammunition to be stacked in each barrel, creating an automatic weapon without the need for a mechanical action to reload after each shot. Using this technology we create extremely simple, reliable, lightweight multi-shot weapons. The 2.2 kilogram 3GL 40mm 3 shot grenade launcher and 800 gram MAULTM 5 shot 12 gauge shotgun are examples of Metal Storm’s light, first response weapons that are force multipliers in combat or policing.
By clustering Metal Storm barrels together we create high capacity automatic weapons for vehicle & robotic platforms. With instantly selectable lethal or less than lethal (LTL) munitions and selectable fire rates of over 6000rpm, systems such as FireStorm™ can deliver the right munitions, in the right volume, rapidly onto each target.
Metal Storm technology has applications far beyond the current weapons we are developing. Longer term the potential exists for the Company to continue to broaden its range of products for defence and law enforcement applications.
/03
Help SAVE lives
Providing tools to help save innocent lives while protecting our military personnel is a challenge we have embraced as a Company.
Modern warfare is often conducted in cities, towns and villages, where a non-uniformed enemy hides among non-combatants. Innocent civilians are often in the line of fire or can be mistaken as a threat. The warfighter’s dilemma is stark when a threat is perceived – whether to shoot or not to shoot. Too often, hesitating can result in our troops taking casualties, but the alternative can lead to a loss of civilian lives.
Metal Storm is capitalising on its stacked round technology to build ultra-light individual accessory weapons and vehicle mounted weapons that fire less than lethal (LTL) projectiles, while still giving the warfighter a lethal capability.

At just 800 grams, MAUL™ can be clipped to an assault rifle to provide 5-shot semi-automatic LTL firepower. With MAUL™, military and law enforcement personnel no longer need to hesitate before engaging a potential threat. Firing LTL projectiles immediately from MAUL™, potentially armed civilian threats can be effectively engaged without resorting to lethal force, while the regular assault weapon remains on target if the threat escalates into a potentially lethal engagement.
FireStorm™ meanwhile has been demonstrated with a range of blunt impact, frangible nose and cargo munitions, showing its potential as a vehicle mounted or robotic crowd control weapon that can also be switched to lethal force immediately should the situation demand it.
/04
Regain & INCREASE shareholder value
Everything that we do, we do with the ultimate purpose of increasing long-term shareholder value.
Weapons development and qualification is expensive and time consuming, but we also see the longer-term opportunities for revenue and profit growth.

Metal Storm has an unusual benefit in the small arms industry, in that it is able to generate revenue from the sale of both weapons and patented Metal Storm ammunition. This “razor and razor blades” business model provides the Company with an enhanced potential for profit growth as the number of weapons in service climbs.
Internally our Company is frugal. Travel costs and administrative expenses are minimised, while marketing is targeted with care to maximise the benefit of each investment. We channel every dollar we can into the engineering and commercialisation process. The sooner we sell our products in volume, the sooner our shareholders will see real growth and a return on their investment. This is what drives our team.

08

3GL certified safe In February 2009, after almost 3 years of development 3GL was certified safe for shoulder for shoulder firing firing using non-explosive ammunition. Since then extensive shoulder firing events have been performed in Australia, Singapore and the USA for public demonstrations and for /01 development testing. Video showing many of the key successes below are on the Metal / Storm website. MAUL™ In May 2009 MSI completed its contract with the Office of Naval Research to deliver a completed and demonstration of the MAULTM 12 gauge modular weapon integrated onto an M4 assault rifle. safe for shoulder This was followed by a broad range of demonstrations to military, homeland security and law KEYSUCCESSES/02 enforcement agencies which are continuing today. firing FireStorm™ test During 2009 FireStormTM was fitted to an unmanned ground vehicle. This system was then fired by US Navy deployed to the Naval Air Warfare Center Weapons Division at China Lake, where the system was tested in a climate and terrain similar to Afghanistan. Tests included semi-automatic and /03 automatic fire using Less than Lethal (LTL) frangible nose projectiles. 3GL shoulder-fired In July 2009, 3GL was integrated to an M16 assault rifle and the combined system was shoulder from M16 Assault fired, showing vividly the potential force multiplication for every soldier carrying a 3GL and /04 Rifle assault rifle combination. Public In May 2009 3GL and MAUL™ were demonstrated at the NDIA show live fire exhibition at Demonstrations Nellis Air Force Base in Nevada in front of a crowd of over 400 people. In addition, several of all Weapon military and industry participants were given the opportunity to fire the weapons. Separately /05 Systems FireStorm™ appeared at the Empire Challenge event, run by the US DoD. Canada buys In November 2009 the Canadian Defense Department placed an order for 3 MAULTM /06 trial MAULTMweapons plus ammunition for test purposes. Systems Safety & In 2009, in order to facilitate the ongoing move from a pure R&D company to one with Test Engineering commercially available products, the Company set up a system safety and test engineering Established group. Its aim is to ensure that we move effectively toward the safety qualification of our /07 systems, and to ensure that our test results could be audited and proven reliable. MSI wins 40mm MSI recently won a contract to develop a new 40mm projectile that senses a solid object and Optical Airburst detonates a fixed distance from it, creating an airburst effect. The objective is for the new Fusing Contract projectile to be able to provide airburst capability without the need for real time weapon to /08 warhead communication, or complex spin count fusing. The award is further evidence that Metal Storm is becoming well regarded for its engineering, its creativity and experience with munition design. Law Enforcement MSI exhibited at the International Association of Chiefs of Police (IACP) conference in Denver Market Opened in October 2009. Our attendance was the first step in opening up the Law Enforcement market for Metal Storm products, particularly MAULTM. The exhibit was very successful, and /09 we have received enquiries from a number of law enforcement organisations considering the purchase of MAUL™ weapons when they are available. 09 METAL STORM AR09 10

/ NEXTSTEPS /01 /02 3GL – qualify to MAULTM – build shoulder fire High and qualify more Explosives ammunition types /03 FireStorm™ – win further development contracts /04 /05 Restructure capital Demonstrate to complete extensively and win commercialisation supply contracts 11 METAL STORM AR09

/01
3GL – qualify to shoulder fire High Explosives
So far we have qualified the 3GL for shoulder firing with non-explosive 40mm ammunition. The next step is to qualify the 3GL with high explosive dual purpose (HEDP) ammunition for transportation and shoulder firing. This will allow us to transport weapons and ammunition to prospective customers and perform realistic demonstrations, shoulder firing stacks of 3 HEDP grenades. This capability is considered an essential precursor to obtaining production orders for the 3GL.
/02
MAUL™ – build and qualify more ammunition types
Currently the MAUL™ 12 gauge weapon is being demonstrated to military, law enforcement and industry organizations by shoulder firing the weapon with LTL blunt impact rounds. The next step is to undertake certification testing of close-in door breaching and certain other ammunition natures with the weapon to satisfy specific customer requests. Achieving this milestone will broaden the utility and attractiveness of MAULTM as a lightweight anti-personnel and anti-materiel modular weapon system attached to a primary weapon.
/03
FireStorm™ — win further development contracts
FireStorm™ is a multi-barrel weapon system with a flexible architecture that has both lethal and less than lethal capabilities. Each customer is likely to need a different number and configuration of barrels and function to suit specific requirements. We are now seeking contracts that offer the opportunity to tailor the weapon to specific user needs, then to deliver the configured weapon in volume to the customer.
/04
Restructure capital to complete commercialisation
While the current capital arrangements provide some baseline financial sustenance for the Company, capital needs to be acquired in a form that will allow the commitment of up-front cash for specific projects to fund third party qualification testing and low rate initial production costs. We are also keen to reduce our reliance on the current equity line facility in order to reduce the pressure on the share price that the regular use of such facilities can create.
/05
Demonstrate extensively and win supply contracts
The Company is creating significant, overt demand for its weapon systems that we are working to develop into orders for production volumes. We must now capitalise on our growing ability to demonstrate by having customers actually fire our weapons and recognise the real advantages in our systems. As the other next steps listed here are completed our sales effectiveness will grow exponentially.

/
DIRECTOR AND EXECUTIVE PROFILES

13     METAL STORM AR09

/
DIRECTOR PROFILES
Mr Terry J O’Dwyer
B Com, Dip Adv Acc., FCA, FAICD
Non-Executive Chairman
Mr O’Dwyer, a chartered accountant, has been a Director of Metal Storm Limited since 1998. He is the Executive Chairman of Backwell Lombard Capital and a past chairman of BDO Kendalls, Chartered Accountants, where he was a partner for 27 years until his retirement in June 2005.
Dr Lee J Finniear
B Sc (Hons), PhD, FAICD
Managing Director and Chief Executive Officer
Dr Finniear was appointed Chief Executive Officer of Metal Storm Limited in February 2007 and Managing Director in May 2007. He has worked in UK, Asia and USA and has held senior executive roles in technology companies that service defence organisations worldwide.
Mr John R Nicholls
B Com, MBA
Non-Executive Director
Mr. Nicholls was appointed a Director on 1 September 2006 pursuant to an agreement with Harmony Capital Partners Pte Limited (“Harmony”), in connection with the Renounceable Rights Offer conducted on 1 July 2006.
He has extensive experience in the Australian and international business communities in manufacturing and distribution with start-up and established companies, having held senior management positions and directorships for several Australian and international companies in the manufacturing, distribution, trading and merchant banking industries.
Mr Trevor W Tappenden
ACA, FAICD
Non-Executive Director
Mr Tappenden was appointed a Director on 1 July 2008. He was a Partner in the firm of Ernst & Young, Australia, from 1982 until 2003, specialising in Entrepreneurial Growth Companies as well as being the Melbourne Managing Partner from 1997 to 2001 and a Member of the firm’s Board of Partners.
Company Secretary
Mr Peter R Wetzig
B Com, Dip CM, FCA, FCIS, Barrister (Qld)
Mr Wetzig was appointed Company Secretary of Metal Storm Limited on 26 April 2007. He is a Fellow, Chartered Secretaries Australia, a Fellow, Institute of Chartered Accountants in Australia and a corporate governance consultant to listed and unlisted companies.
/
EXECUTIVE PROFILES
Mr Brett Farmer
Chief Financial Officer
Mr Farmer is employed as the Chief Financial Officer of Metal Storm Limited. He has 15 years of experience in management and financial accounting.
Brett has general responsibility for the Company’s finance function and compliance requirements, including production of the Company’s annual report and Form 20-F for the Securities and Exchange Commission.
Mr David Pashen
Chief Engineer & Development Manager
Mr Pashen joined Metal Storm as the Chief Engineer & Development Manager in September 2008. Within this role he is directly responsible for systems engineering and assists with business development for the company.
David has operational experience within the British Army in Kosovo and Iraq as well as over 10 years technical experience in weapons development, systems engineering, testing and customer relations management. He is a Fellow of both Engineers Australia and the Institute of Mechanical Engineers.
Mr Peter Faulkner
General Manager — Metal Storm Inc
Mr Faulkner is responsible for the overall management and administration of Metal Storm Inc. Peter has more than 28 years of experience as a DoD contractor, focused on military weapons support systems. Prior to joining Metal Storm, he served as Vice President for ManTech International Corporation, one of the U.S. Government’s leading providers of innovative technologies and solutions for mission-critical national security programs. Preceding his 21 years at ManTech, Mr. Faulkner was a Project Engineer at Aircraft Armaments Incorporated (AAI).
Mr Arthur Schatz
Vice President Marketing — Metal Storm Inc
Mr. Schatz is responsible for strategic and business planning and market development with an emphasis on the planning, development and implementation of business strategy in conjunction with business development plans.
Prior to joining Metal Storm, he was employed by the Australian Government at the Australian Embassy in Washington, DC for 15 years. His position as Assistant Director, Defense Industry was established to provide advice and assistance to Australian defence industry in the US marketplace.

/ OUR 3GL

Corporate Governance Statement
Introduction
The Directors of Metal Storm Limited are responsible for the corporate governance practices of the Company. The Board’s role is to govern the Company rather than to manage it. In governing the Company, the Board guides and monitors the business and affairs of Metal Storm Limited on behalf of the shareholders to whom they are accountable.
The Directors are committed to protecting stakeholders’ interests and keeping investors fully informed about the performance of the Company, while meeting stakeholders’ expectations of sound corporate governance practices. To ensure the best representation of shareholder interests, the Board will regularly review its corporate governance practices.
The Corporate Governance Statement is consistent with the Australian Securities Exchange (ASX) Corporate Governance Council’s “Corporate Governance Principles and Recommendations, 2nd edition 2007” (ASX Principles) which became effective for the Company on 1 January 2008. In accordance with the Council’s recommendations, the Corporate Governance Statement must now contain certain specific information and must disclose the extent to which the Company has followed the guidelines during the period. Where a recommendation has not been followed that fact must be disclosed, together with reasons for the departure.
The Company’s Corporate Governance statement is segmented according to the eight principles of the ASX Corporate Governance Council. Metal Storm has adopted the spirit of, and demonstrated a commitment to embracing, the ASX Principles as they are relevant to the size and complexity of the Company and its operations.
Principle 1: Lay solid foundations for management and oversight
The Directors of the Company are accountable to shareholders for the proper management of business and affairs of the Company.
The key responsibilities of the Board are to:
•	Establish, monitor and modify the corporate strategies of the Company;

•	Ensure proper corporate governance, monitor the performance of management of the Company;

•	Ensure that appropriate risk management systems, internal control and reporting systems and compliance frameworks are in place and are operating effectively;

•	Assess the necessary and desirable competencies of Board members, review Board succession plans, evaluate its own performance and consider the appointment and removal of Directors;
Consider executive remuneration and incentive policies, the Company’s recruitment, retention and termination policies and procedures for senior management and the remuneration framework for non-executive Directors; Monitor financial results;
Approve decisions concerning the capital, including capital restructures, and dividend policy of the Company; and Comply with the reporting and other requirements of the law.
The full Board meets regularly, usually on a monthly basis. It also meets regularly without executive staff members present.
Subject to certain conditions, the Board delegates responsibility for day-to-day management of the Company to the Chief Executive Officer, who provides a monthly report to the Board. The Directors have determined a Statement of Delegations to Management and the Chief Executive Officer must consult the Board on matters that are sensitive, extraordinary, of a strategic nature or on other matters outside these delegations.
Overview of Adoption
During the year ended 31 December 2009 the Board has adopted ASX recommendation 1.1, 1.2 and 1.3.
As previously mentioned, the governance review adopted on 6 March 2008 resulted in progressive implementation of website disclosures under the Corporate Governance Section of www.metalstorm.com of the following matters:
Matters reserved for the Board (ASX recommendation 1.1)
The process for evaluating the performance of senior executives under the functions of the Nomination and Remuneration Committee (ASX recommendation 1.2)
The Nomination and Remuneration Committee has conducted an evaluation of the performance of the Chief Executive Officer for the year ended 31 December 2009 and the evaluation was in accordance with the process disclosed.

17      METAL STORM AR09

Principle 2: Structure the Board to add value
Composition of the Board
The Board presently comprises three non-executive Directors and one executive Director.
Profiles of the Directors are set out on pages 25 to 26 of this Annual Report. The profiles outline the skills, experience and expertise of each Director and the periods during which they held office during the financial year. All nonexecutive Directors are subject to retirement by rotation at least every three years, but may stand for re-election by the shareholders upon retirement.
The composition of the Board is determined by the Board. The Board has considered the following principles and guidelines in determining the composition of the Board:
•	A majority of Directors ought to be independent
The concept of independence of Directors is assessed in accordance with the ASX Principles.
The following persons were Directors for all or part of the financial year ended 31 December 2009:

Period	Independent	Non-Independent

1 Jan 2009 to 16 Feb 2009	Mr T W Tappenden	Mr T J O’Dwyer [1]
	Dr P D Jonson	Mr J R Nicholls [2]
Dr L J Finniear [3]

16 Feb 2009 to 31 Dec 2009	Mr T W Tappenden	Mr T J O’Dwyer [1]
Mr J R Nicholls [2]
Dr L J Finniear [3]

The Board will take external advice to determine the independence of a Director when necessary.
The Company did not have a majority of independent directors during 2009. However, in all the circumstances, the Board considered the mix of independent and non-independent to be appropriate.
•	The Board ought to comprise a wide range of skills and competencies. The Board is responsible for ensuring that there are, amongst their number, Directors with appropriate skills and experience to competently discharge their duty to the other stakeholders in the Company and to manage the Company in a manner that protects the interests of all stakeholders and maximises the return to and value of the Company for the Members of the Company. In determining this matter, the Board should specifically consider whether it is structured and composed in such a way that it:
i.	has a proper understanding of, and competence to deal with, the current and emerging issues of the business of the Company; and

ii.	can effectively review and challenge the performance of management and exercise independent judgment.
Chairman
Mr T J O’Dwyer was appointed Chairman in September 2005, having previously served as Interim Chairman since May 2004. Mr O’Dwyer was appointed Executive Chairman on 28 April 2006. Since the appointment of Dr Lee Finniear as CEO on 19 February 2007, Mr O’Dwyer has remained as Chairman but is no longer an executive of the Company.
In accordance with the ASX Principles, Mr O’Dwyer has not been an independent Director during 2009 as he has been an executive (Executive Chairman until 19 February 2007) of the company within the last 3 years as well as, Backwell Lombard Capital, a company of which Mr T O’Dwyer is a principle, loaned the sum of $326,714 to Metal Storm Limited (refer note 27 (b) for further information).
The Board considered that in all the circumstances it was appropriate for Mr O’Dwyer to be the Chairman throughout the year, despite not being an independent director.

[1]	Mr T J O’Dwyer was Executive Chairman from 28 April 2006 until the appointment of Dr Finniear as CEO on 19 February 2007. Mr O’Dwyer is not considered to be an independent Director because of this executive role.

[2]	Mr J R Nicholls was appointed as a Director of the Company in September 2006 pursuant to an agreement with Harmony Investment Fund Limited (Harmony). Harmony is the largest holder of convertible notes and options which were issued pursuant to the rights issue undertaken in 2006.

[3]	Dr L J Finniear was appointed managing director on 24 May 2007.

Director Selection
•	When a vacancy exists through whatever cause, or where it is considered that the Board would benefit from the services of a new Director with particular skills, the Board, supported by its Nomination and Remuneration Committee, will consider candidates with appropriate expertise and experience. A selection procedure is then completed, which includes a review of the candidates’ independence, and the Board appoints the most suitable candidate who, in accordance with regulation 13.2 of the Company’s constitution, must retire but may stand for re-election at the next annual general meeting of shareholders.
Board Committees
The Board has established separate Audit and Risk (see Principle 4 below) and Nominations and Remuneration (see Principle 8 below), which operate under separate formal Charters.
Nomination and Remuneration Committee
The membership of the Nomination and Remuneration Committee during the year ended 31 December 2009 comprised a majority of independent Directors, except for the period 16 February 2009 to 31 December 2009 as follows:

Period	Independent	Non-Independent

1 Jan 2009 to 16 Feb 2009	Dr P D Jonson (Chairman)	Mr J R Nicholls
Mr T W Tappenden

16 Feb 2009 to 31 Dec 2009	Mr T W Tappenden	Mr J R Nicholls (Chairman)
Mr TJ O’Dwyer

The attendance of Members at meetings of the Committee is set out on page 40 of the Directors’ Report.
Board Evaluation
A formal performance evaluation of the Board, its committees and individual directors was conducted in respect of the year ended 31 December 2009 in accordance with the Board policy and process established.
Independent Professional Advice
When a new Director joins the Board, they are advised by the Chairman that each Director has the right to seek independent professional advice at the Company’s expense. Prior approval of the Chairman is required, but such approval is not withheld unreasonably.
Overview of Adoption
During the year ended 31 December 2009 the Board did not adopt the following ASX Principles:
2.1
- The majority of the Board should be independent Directors. The Board considered that in all the circumstances it has appropriate skills and business expertise represented on the board and that the current board is appropriate notwithstanding that the recommended independence level (majority) is not achieved.

2.2	- The Chairman should be an independent Director. The Board considered that in all the circumstances it was appropriate for Mr O’Dwyer to be the Chairman, despite not being an independent director.
Principle 3: Promote ethical and responsible decision-making
Codes of Conduct
The Company has codes of conduct which were reviewed and revised during the year ended 31 December 2009. The new codes of conducts were established to guide all of the Company’s employees, including Directors, the Chief Executive Officer, the Chief Financial Officer and other senior executives, in respect of ethical behaviour.

19      METAL STORM AR09

The codes of conduct have been designed to maintain confidence in the Company’s integrity and the responsibility and accountability of all individuals within the Company for reporting unlawful and unethical practices. The codes of conduct embrace such matters as:
•	Responsibilities to shareholders;

•	Responsibilities to the environment and the community;

•	Conflicts of interest and corporate opportunities

•	Compliance with laws and regulations;

•	Relations with customers and suppliers; and

•	Reporting of illegal and unethical practices
A summary of the Company’s codes of conduct are available for inspection on the Company’s website.
Securities Trading Policy
Directors are encouraged to be long-term holders of the Company’s shares.
For Directors and Officers, the Company has adopted a formal Securities Trading Policy.
The policy provides that Directors and senior employees should:
•	Never engage in short term trading of the Company’s securities;

•	Not deal in the Company’s securities while in possession of price sensitive information;

•	Notify the Company Secretary of any intended transactions involving the Company’s securities; and

•	Restrict their buying and selling of the Company’s securities to within the ‘trading window’ — the four week period after the release to the ASX of the half yearly and annual results or after the holding of the annual general meeting and only if they do not possess price sensitive information.
The Board may, in exceptional circumstances only, approve any Director or senior employee to trade in the Company’s securities at any time.
The Company must comply with its obligations to notify ASX in writing of any changes in the holdings of Securities or interest in Securities by Directors.
Overview of Adoption
During the year ended 31 December 2009, the Company adopted ASX Principle 3
Principle 4: Safeguarding integrity in financial reporting
Details of the Company’s adoption of Principle 4 are set out below.
Audit Committee
The Board has established an Audit and Risk Committee under a separate charter.
During the 2009 financial year, the Audit and Risk Committee comprised the following Directors:

Period	Independent	Non-Independent

1 Jan 2009 to 16 Feb 2009	Mr T W Tappenden (Chairman)	Mr J R Nicholls
Dr P D Jonson

16 Feb 2009 to 31 Dec 2009	Mr T W Tappenden (Chairman)	Mr J R Nicholls Mr TJ O’Dwyer

Meetings of the Audit and Risk Committee may be attended by executives upon invitation by the Chairman of the Committee.
As the Company was not in the top 300 of the S&P All Ordinaries Index as at 1 January 2009, it was not required by the ASX Listing Rule 12.7 to comply with the recommendations of the ASX Corporate Governance Council in relation to the composition, operation and responsibility of the Audit and Risk Committee for the 2009 financial year. However, the Company intends, as far as possible, to meet the recommendations.

In summary, those recommendations are that in respect of the Audit Committee:
•	There should be only non-executive Directors;

At all times during the 2009 financial year, the Audit Committee comprised only non-executive Directors.

•	An independent Chairman who is not chairman of the Company;

Mr Tappenden is an independent director and was not at any time during the 2009 financial year the Chairman of the Company.

•	It should consist of at least three members.

At all times during the 2009 financial year, the Audit Committee consisted of three members.
The Audit and Risk Committee Charter (Charter) sets out the qualifications required for each member of the Audit and Risk Committee. All of the members of the Audit and Risk Committee during the 2009 financial year met these qualifications.
The Charter also requires the Committee to consist of at least three members.
All members of the Audit and Risk Committee during the 2009 financial year were financially literate (i.e. they are able to read and understand financial statements) and have an understanding of the industry in which the Company operates. Messrs Tappenden and O’Dwyer are qualified accountants. Mr J R Nicholls holds a Bachelor of Commerce degree and a Master of Business Administration degree, and also holds broad business experience.
In performing its responsibilities, the Committee shall, amongst other things:
•	Retain the independent auditors and review and discuss the independence of the auditors;

•	Set the engagement policies for the independent auditor;

•	Review and discuss the audit plan, the conduct of the audit and the audit results;

•	Review and discuss financial statements and disclosures;

•	Determine and administer internal audit procedures;

•	Review and discuss the systems of internal accounting controls;

•	Review and discuss the recommendations of independent auditors;

•	Approve related party transactions where the transactions are not required to be approved by the shareholders or Directors; and

•	Establish procedures for complaints regarding financial statements or accounting policies.
Details of the meetings of the Audit and Risk Committee held during the year and those attending these meetings are set out in the Directors’ Report section of this annual report.
Overview of Adoption
During the year ended 31 December 2009 the Board did not fully adopt ASX Recommendation 4.2 — The Audit Committee should be structured so that it consists of a majority of independent Directors...”. During the period, 16 February to 31 December 2009, the Company’s Audit and Risk Committee did not comprise a majority of independent Directors. During this period it was the Directors’ view that in the Company’s financial and cash position it was not prudent to appoint an additional independent Director, to replace Dr Jonson at this time.
The following documents were available on the Company’s website under the Corporate Governance Section of www.metalstorm.com during the 2009 year:
•	The Charter of the Audit Committee (ASX recommendation 4.4)

•	The procedure for the selection and appointment of the external auditor, and for the rotation of external audit engagement partners (ASX Recommendation 4.4)

21      METAL STORM AR09

Principle 5: Make timely and balanced disclosure
Continuous Disclosure
The Board recognises that the Company as a publicly listed entity has an obligation to make timely and balanced disclosure in accordance with the requirements of the Australian Securities Exchange (ASX) Listing Rules and the Corporations Act 2001. The Board is also of the view that an appropriately informed shareholder base, and market in general, is essential to an efficient market for the Company’s securities.
The Board is committed to ensuring that shareholders and the market have timely and balanced disclosure of matters concerning the Company. In demonstration of this commitment, the Company has adopted a formal continuous disclosure policy.
In order to ensure the Company meets its obligations of timely disclosure of such information, the Company has adopted the following policies:
•	Immediate notification to ASX of information concerning the Company that a reasonable person would expect to have a material effect on the price or value of the Company’s securities as prescribed under listing rule 3.1, except where such information is not required to be disclosed in accordance with the exception provisions of the listing rules;

•	The Company has an established website and all information disclosed to ASX is promptly placed on the Company’s website following receipt of confirmation from ASX and, if deemed desirable, released to the wider media; and

•	The Company will not respond to market rumour or speculation, except where required to do so under the Listing Rules.

•	The Board’s policy to ensure compliance with its disclosure obligations is publicly available on the Company’s website.
Overview of Adoption
During the year ended 31 December 2009 the Board adopted, and complied with, ASX Principle 5.
Principle 6: Respect the rights of shareholders
Communications Strategy
The Board recognises that the shareholders are the beneficial owners of the Company and respects their rights and is continually seeking ways to assist shareholders in the exercise of those rights.
The Board also recognises that as owners of the Company, the shareholders may best contribute to the Company’s growth, value and prosperity if they are informed. To this end, the Board seeks to empower Shareholders by:
•	Communicating effectively with shareholders;

•	Enabling shareholders access to balanced and understandable information about the Company, its operations and proposals; and

•	Assisting shareholders’ participation in general meetings.
The Company maintains a website in order to provide opportunities for shareholders to access Company announcements, media releases and financial reports through electronic means.
In order to communicate more effectively with shareholders the Company has entered into an arrangement with a specialist consultant in the area of shareholder relations.
Participation in Meetings
The Board is committed to assisting shareholders’ participation in meetings and has adopted the ASX Corporate Governance Council’s recommendations and guidelines as published in the Council’s Principles of Good Governance and Best Practice Recommendations in respect of notices of meetings.
Shareholders also have an opportunity to submit questions to the auditor prior to the annual general meeting. As required by the Corporations Act, the auditor will be present at the annual general meeting and will be available to answer questions.
Overview of Adoption
During the year ended 31 December 2009 the Board adopted, and complied with ASX Principle 6.

Principle 7: Recognise and manage risk
Risk Oversight and Management Policy
The Board carries overall responsibility to all stakeholders for the identification, assessment, management and monitoring of the risks faced by the Company. The Company has, as an integral element of its review of governance documentation and practices, formalised policies and procedures for risk management and oversight of management’s risk management system. A summary of this policy is available for inspection on the Company’s website.
Certification by Chief Executive Officer and the Chief Financial Officer
The Chief Executive Officer and the Chief Financial Officer have certified to the Board in writing, prior to Board approval of the 2009 annual financial report, that:
•	the financial records of the Company and its subsidiary and associated entities (“the consolidated entity”) for the financial year ended on 31 December 2009 (“the financial year”) have been properly maintained in accordance with section 286 Corporations Act; and

•	the financial statements, and the notes of the consolidated entity for the financial year comply with the accounting standards; and

•	the financial statements and notes for the financial year give a true and fair view of the financial position and performance of the consolidated entity in all material respect; and

•	the declarations given herein are founded on a sound system of risk management and internal compliance and control which implements the policies adopted by the board; and

•	the Company’s risk management and internal compliance and control system is operating efficiently and effectively in all material respects.
Overview of Adoption
During the year ended 31 December 2009 the Board adopted ASX Principle 7.
As previously mentioned and disclosed to the market, the Company’s financial and cash position was the prime concern of the Board during 2009. As a result priority for the Company’s lean resources during this period was focused on ensuring its financial survival for the benefit of the Company’s shareholders. Whilst the Board believes that Directors and Management closely monitored and effectively managed its material business risks during this period. Management did not fully comply with the following ASX recommendation:
•	The board should require management to design and implement the risk management and internal control system to manage the company’s material business risks and report to it on whether those risks are being managed effectively. The board should disclose that management has reported to it as to the effectiveness of the Company’s management of its material business risks. (ASX recommendation 7.2)
Principle 8: Remunerate Fairly and Responsibly
Remuneration
The Board has a Nominations and Remuneration Committee (“the Committee”).
The membership of the Committee during the financial year is set out on page 19 of this Corporate Governance Statement and their attendance at Committee meetings is set out on page 40 of the Directors’ Report of the annual financial report.
Remuneration Policy
The Board believes that it is in the interest of all stakeholders in the Company for there to be in place a remuneration policy that:
•	Attracts and retains talented and motivated Directors, executives and employees so as to encourage enhanced performance of the Company;

•	Recognises and rewards superior performance by any individual or Company to which the individual has made a significant contribution;

•	Payment of equity-based executive remuneration should only be made in accordance with such schemes that have been approved by shareholders;

•	Enables the Company’s stakeholders and the investment community to understand:
o	the costs and benefits of that policy; and

o	the link between remuneration paid to Directors and key executives and the Company’s performance.

23      METAL STORM AR09

•	Distinguishes the structure of non-executive Directors’ remuneration from that of executives using the following guidelines for non-executive Directors’ remuneration:
o	non-executive Directors should not be provided with retirement benefits other than statutory superannuation; and

o	non-executive Directors ought to receive equity-based remuneration only under strict controls and subject to shareholder approval.
To this end, the Board has established a process of transparency in remuneration matters that relates remuneration to performance and clearly communicates the policy underlying executive remuneration to stakeholders. The Board policy on remuneration is set out more fully in the Remuneration Report contained in the Directors’ Report section of this annual report.
Remuneration Objectives
The Board’s remuneration objectives are as follows:
•	To motivate Directors and management to pursue the long-term growth and success of the Company within an appropriate control framework; and

•	To demonstrate a clear relationship between key executive performance and remuneration.
Structure
The Board has determined that executive remuneration may comprise any of the following:
•	Cash salary;

•	Shares in the Company and/or options to acquire shares in the Company;

•	Other incentive schemes;

•	Allowances;

•	Holiday and sick leave;

•	Long service leave (Australian employees);

•	Medical and dental cover (US employees);

•	Superannuation (Australian employees);

•	Any other component that the Company can lawfully provide to an officer to salary sacrifice;

•	Any other component that the Board considers relevant and desirable; and

•	Fringe benefits tax (howsoever called) associated with components of remuneration requested by the Officer to be salary sacrificed.
The remuneration, and its elements, paid to Directors, and Key Management Personnel is set out in the Directors’ Report of the Financial Report.
It is the policy of the Company not to make loans to Directors or executives.
No Director received or was entitled to a retirement benefit, nor was there a scheme for the provision of such benefits to Directors during the financial year.
Overview of Adoption
During the year ended 31 December 2009 the Board adopted, and complied with ASX Principle 8.

Directors’ Report
Your Directors submit their report for the year ended 31 December 2009 for Metal Storm Limited (“the Company”) and its subsidiaries (“the Group”).
Directors
The names, qualifications, experience and special responsibilities of the Directors of the Company at 31 December 2009 are as follows. Directors of the Company were in office for this entire period unless otherwise stated.
Mr Terry J O’Dwyer
B Com, Dip Adv Acc., FCA, FAICD
(Non-Executive Chairman)
Mr O’Dwyer, a chartered accountant has been a Director of Metal Storm Limited since 1998. He is the Executive Chairman of Backwell Lombard Capital and a past chairman of BDO Kendalls, Chartered Accountants, where he was a partner for 27 years until his retirement in June 2005.
Mr O’Dwyer served as Executive Chairman of the company for a short period in 2006. Prior to that he was a member of the Audit and Finance Committees of the Company. Mr O’Dwyer has also served as a Director of the following other publicly listed companies:
•	Bendigo Bank Limited[1], appointed October 2000

•	Brumby’s Bakeries Holdings Limited (Chairman), appointed November 2003, resigned July 2007

•	MFS Limited (Chairman), appointed March 2005, resigned March 2007

•	Break Free Limited (Chairman), appointed June 2000, and resigned March 2005 on merger with MFS Limited
In the 2007 financial year, Mr O’Dwyer was Executive Chairman from 1 January until 19 February. Thereafter he has been the Company’s non-executive Chairman
Dr Lee J Finniear
B Sc (Hons), PhD, FAICD
(Managing Director and Chief Executive Officer)
Dr Finniear was appointed Chief Executive Officer of Metal Storm Limited in February 2007 and Managing Director in May 2007. He has worked in UK, Asia and USA and has held senior executive roles in technology companies that service defence organisations worldwide.
In Dr Finniear’s previous role as CEO of Derceto Ltd, he operated businesses in New Zealand, USA and the UK. Prior to this he was Vice President at Intergraph Corporation, responsible for all business and staff in the Asia Pacific Region that service the Government, Transportation, Utilities and Defence industries. He has strong business contacts in the American market and direct experience with defence industry acquisition procedures in this country.
Dr Finniear has also had extensive experience in taking developed concepts through to commercial products, orders and sales.
Dr Finniear holds a B.Sc (Hons) in Civil Engineering from Loughborough University, UK and a P.H.D in Engineering and artificial intelligence. He is a Fellow of the Australian Institute of Company Directors.
Mr John R Nicholls
B Com, MBA
(Non-Executive Director)
Mr. Nicholls was appointed a Director on 1 September 2006 pursuant to an agreement with Harmony Capital Partners Pte Limited (“Harmony”), in connection with the Renounceable Rights Offer conducted on 1 July 2006.
He has extensive experience in the Australian and international business communities in manufacturing and distribution with start-up and established companies, having held senior management positions and directorships for several Australian and international companies in the manufacturing, distribution, trading and merchant banking industries.

[1]	Denotes current directorship

25      METAL STORM AR09

Directors’ Report (cont.)
During the past three years, Mr. Nicholls has held the following listed company directorships:
•	Brandrill Limited, appointed 16 December 2004. Resigned 16 December 2009.

•	Chemeq Limited, appointed 17 May 2005, resigned 26 October 2006

•	Nylex Limited[1], appointed 18 December 2006
He has extensive experience in multicultural environments as Chief Executive and as a Non-Executive Director being continuously resident in Asia for 30 years prior to returning to Australia during the late 1990s. Mr. Nicholls is also a member of the Audit and Finance Committees and the Nominations and Remuneration Committee.
Mr Trevor W Tappenden
ACA, FAICD
(Non-Executive Director)
Mr Tappenden was appointed a Director on 1 July 2008. He was a Partner in the firm of Ernst & Young, Australia, from 1982 until 2003, specialising in Entrepreneurial Growth Companies as well as being the Melbourne Managing Partner from 1997 to 2001 and a Member of the firm’s Board of Partners.
Mr Tappenden is actively involved as an Independent Company Director for a number of corporate, government and education bodies. He holds the position of Chairman of the Audit and Risk Management Committee for many of those organisations
Current Directorships (in addition to Metal Storm Limited):
•	Listed companies: Director, Bionomics Limited

•	Other: Chairman, Heide Museum of Modern Art; Director, Buckfast Pty Ltd (Investment Coy); Director, Dairy Food Safety Victoria; Director, John Heine Memorial Foundation (Charitable Foundation); Director, VITS Language Link; Councillor, RMIT University.
Special Responsibilities — Chairman of Audit and Risk Management Committee and Member of Remuneration Committee.
Company Secretary
Mr Peter R Wetzig
B Com, Dip CM, FCA, FCIS, Barrister (Qld)
Mr Wetzig was appointed Company Secretary of Metal Storm Limited on 26 April 2007. He is a Fellow, Chartered Secretaries Australia, a Fellow, Institute of Chartered Accountants in Australia and a corporate governance consultant to listed and unlisted companies.
Mr Wetzig was previously an executive of the company from 1999 to 2002 and occupying the role Chief Financial Officer and Company Secretary. Prior to holding this position he held a number of roles of senior management positions in ASX listed Queensland companies. Mr Wetzig has been a financial and governance executive for over 20 years.

[1]	Denotes current directorship

Directors’ Report (cont.)
Interests in the shares and options of Metal Storm Limited
As at the date of this report, the interests of the Directors in the shares and options of the Company were:

	T J O’Dwyer	L J Finniear	J R Nicholls	T W Tappenden
Ordinary Shares	1,054,979	447,062	—	—
Options Over Ordinary Shares	—	1,000,000	—	—
Earnings per share

	2009	2008
	¢	¢
Basic and diluted loss per share	(1.7)	(1.8)
Dividends
No dividends have been paid or declared since the start of the financial year and the Directors do not recommend the payment of a dividend in respect of the year.
Corporate information
Corporate structure
Metal Storm Limited is a company limited by shares that is incorporated and domiciled in Brisbane, Australia. Its subsidiaries, Metal Storm Inc. and Metal Storm USA Limited are incorporated in Delaware in the USA and based in Arlington, ProCam Machine LLC is formed in the state of Washington, USA and is based in Seattle, and Digigun LLC is formed in the state of Delaware, USA and is based in Arlington. Metal Storm Limited has prepared consolidated financial statements incorporating the entities that it controlled during the financial year, which are outlined in the following illustration of the Company’s corporate structure:
Figure 1: Corporate structure
The structure of Metal Storm Inc. allows the Company to bid directly on US defence projects such as the Small Business Innovation Research (SBIR) program as the ‘prime’ contractor, thus enabling revenue flows directly into the Company. To be compliant with the requirements of the US Department of Defense, it was necessary to create Metal Storm Inc. as a 49% owned entity by Metal Storm Limited, and place the other 51% in trust for the benefit of Metal Storm Inc.’s US resident employees.
Nature of operations and principal activities
Metal Storm Limited is a defence technology company, which is working with government agencies and departments, and the defence industry to develop weapons systems utilising the Metal Storm non-mechanical, electronically initiated stacked projectile technology with the principal focus on the 40mm category of weapons and munitions.
There have been no significant changes in the nature of those activities during the year.
Significant changes in state of affairs
There have been no significant changes in the state of affairs during the year.
Employees
The Company employed 27 staff as at 31 December 2009 (2008: 32 staff).

27      METAL STORM AR09

Directors’ Report (cont.)
Review of Operations
Summary
Metal Storm entered 2009 knowing that the Group would exhaust its remaining cash if further funds were not secured. This heavily influenced all aspects of Group operations with research, development, marketing and administrative functions all subjected to stringent expenditure controls to allow sufficient time for the necessary additional investment to be acquired. Despite these constraints, Metal Storm continued to make sound progress on the development of its key weapons and ammunition products throughout the year.
There were numerous successes during the year. Highlights included:
The Metal Storm 3GL 40mm three shot grenade launcher and its 40mm ammunition were certified for safe shoulder firing using non-explosive warheads. The 3GL was subsequently demonstrated to US military forces and over 400 attendees at the Nellis Air Force Base in Nevada.
The MAUL™ 18mm (12 gauge) accessory under-barrel launcher also underwent limited certification to permit shoulder firing, and has been demonstrated to a range of law enforcement and military agencies during the year. As a result, in November 2009 the Canadian Defense Force placed an order for MAUL™ weapons and ammunition for trial purposes.
The FireStorm™ 40mm 4 barrel 24 shot remotely operated automatic grenade launcher was mounted to an iRobot Warrior unmanned ground vehicle and was live fire demonstrated to military representatives during Empire Challenge 2009, at the China Lake test facility in California. FireStorm was also re-designed as a 12 barrel system to address the requirements of the US Marines Mission Payload Module (MPM) Program
Feedback from all demonstrations has been particularly positive. 2009 was the first year that the Group demonstrated all of its weapons live firing in practical, lightweight configurations representative of the systems customers would actually purchase.
Throughout 2009, significant effort and resource were applied to the acquisition of new investment and to the extension of the existing convertible notes. The Global Financial Crisis has made this extremely challenging, but with the support of shareholders, noteholders and new investors, the Company continues to operate as a going concern and comply with listing rule 12.2 in respect of its financial position and listing rule 3.1 in respect of its continuous disclosure obligations. The directors are of the opinion the Company is currently solvent.
The Company has called a shareholder meeting for 4 March, 2010 to seek shareholder approval for an equity line of credit agreement with UK based Global Equity Markets Limited (GEM), as well as equity investments from a number of private investors. These investments will provide a stable basis from which the Group will concentrate on product marketing and the acquisition of sales contracts.
In addition the Company intends to seek additional capital. The Company has re-established contact with a number of parties it had previously been in discussions with prior to signing the AFHL funding agreement and is continuing to seek out new parties capable of providing upfront capital to the Group. The Company is also looking at other means of raising funds. These additional funds would be sought wherever possible on terms more favourable than the current primary funding arrangements and should provide the Group with a more certain capital structure.
Product Strategy
Throughout 2009 the Group continued to focus on its primary strategy; to design, qualify and deliver production weapons systems to military, law enforcement and other peacekeeping organizations. The Group has therefore maintained its focus to develop and qualify two 40mm calibre weapons systems plus one 18mm calibre weapons system that together will offer, differentiated benefits to military and law enforcement users. Further details on each product are provided in subsequent sections.
The Company recognises that to enter full-scale production and to market its products worldwide it will need the assistance of other organizations. To that end the Group has entered into a number of strategic partnerships with major companies.
In 2008 the Company signed a Joint Collaboration Agreement with STK with the specific objective being to “collaborate in the design, development, testing, qualification, manufacture of prototypes and demonstration weapons and munitions as well as the commercial production and marketing of munitions and selected Metal Storm ballistic weapons”. This strategic agreement has been operating successfully for 2 years to date, with practical joint development and testing continuing toward the qualification of Metal Storm 3GL and 40mm high explosive ammunition. The agreement secures for the Company a global, highly qualified partner to bring its weapons and munitions though the remaining stages to product sale and delivery.

Directors’ Report (cont.)
In 2010, the Company will be expanding the strategic relationships with companies that offer complimentary technology and distribution channels that will enhance the utility and sales potential of Metal Storm’s weapon systems.
Technology & Intellectual Property
Metal Storm’s core technology is an electronically initiated, stacked projectile launching system that removes the mechanisms and shortens the time normally required to fire projectiles by conventional means. Effectively, the only parts that move in Metal Storm’s technology during firing are the projectiles contained within the barrels. Multiple projectiles are stacked one behind the other in the barrel and the technology allows each projectile to be fired sequentially from the barrel by electronic initiation of the propellant load.
Metal Storm’s weapons can produce semi-automatic or automatic fire without the need for a traditional ammunition feed or ejection system. Barrels can be effectively grouped in multiple configurations to meet a diversity of applications.
Metal Storm’s technology is ideally suited to the new generation of ‘network centric’ weapons that are designed to fully integrate with today’s digitally controlled battlefield. Importantly, Metal Storm enabled systems are capable of local or remote operation through computerised fire control systems and integrate well with the control systems of Unmanned Vehicles
The Company’s technology achieves its performance by enabling numerous projectiles to be stacked in a barrel. Each projectile has its own propellant load, and its patented design allows the leading projectile to be reliably fired without causing unplanned blow-by ignition of the following projectiles, and without collapse of the projectile column in the barrel.
The technology has the following features and benefits:
•	Electronically programmable rates of fire from single shots to ultra-rapid burst rates;

•	No moving parts, resulting in increased reliability and availability because there is less maintenance required and decreased possibility of malfunction;

•	Increased firepower to weight ratio resulting in a lighter weapon system with greater firepower compared to conventional systems;

•	Modular pods that could operate as a complete weapons system in one container;

•	Digital electronic operation;

•	Ideally suited to mounting on robotic and remotely operated platforms

•	The potential of grouping multiple calibres and multiple lethalities in one gun system allowing the user to vary the use to a specific situation; and

•	Numerous hybrid configurations and Special Forces applications.
Intellectual Property forms a core part of the value of Metal Storm. The Company maintains a significant intellectual property portfolio covering 32 patent families, with 161 patents granted and 77 pending.
Products
The Group is actively developing and/or is in the process of certifying the following products:
•	3GL — semi-automatic 3 Shot 40mm modular under-barrel grenade launcher

•	FireStorm™ — 4 barrel 16 shot 40mm remotely operated weapon system

•	MAUL™ — semi automatic 18mm (12 gauge) multi-shot accessory under-barrel launcher

•	A range of 40mm and 18mm Lethal and Less Lethal ammunition

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Directors’ Report (cont.)
3GL
The 3GL is a semi-automatic 3 shot underslung grenade launcher that can be fitted to a soldier’s assault weapon. It weighs only 1lb more than a single shot M203 grenade launcher, while providing three times the firepower before reloading.
Key achievements during 2009 included:
•	Successfully certifying the weapon for shoulder firing with non-explosive rounds

•	Conducting shoulder fired, rapid-fire demonstrations to over 400 US Military and related US Arms Industry representatives at Nellis Air Force Base, Nevada

•	Conducting shoulder fire demonstrations of the 3GL under-slung on an M16 assault rifle

•	Design and fabrication of a new compact 3GL variant for close quarter urban combat that can be fitted to a broader range of assault rifles.

•	Successfully completing a substantial number of pre-qualification tests including endurance fire testing where 200 rounds were fired without cleaning the weapon
Moving forward, work will continue on enhancing the weapon design to further improve robustness and reliability in extreme environmental condition. Formal qualification of the weapon can be completed only once the 40mm STORM 40 ammunition is itself qualified. In the meantime the Group will conduct a series of live fire demonstrations to potential customers as a part of its business development activities.
FireStorm™
FireStorm™ is a lightweight multi-barrel 40mm Remotely Operated Weapons System (ROWS), which Metal Storm is currently developing to fulfil multiple roles in urban conflict, peacekeeping, convoy and asset protection and civil crowd control environments. By taking full advantage of Metal Storm developments in both lethal and less-lethal munitions, FireStorm™ provides a high degree of flexibility for military forces, law enforcement and security personnel.
FireStorm™ development has continued in 2009 with a focus on increasing the munitions load and adding additional non-lethal capability.
Key achievements during 2009 included:
•	Participation in the Modern Day Marine Exposition Robot Rodeo integrated on an iRobot Warrior platform.

•	Expansion of the weapons pod to 12 barrels for increased volume of fire

•	Development of an enhanced less lethal capability

•	Conceptual development of a FireStorm system specifically for the Marine Corps Transparent Armor Gun Shield

•	Participation in the 2009 Empire Challenge at China Lake Naval Base
Looking ahead, FireStorm™ development will likely be focused on the specific requirements of the United States Marine Corps Mission Payload Module programs as well as on the inclusion of an advanced targeting system for crowd control missions.
MAUL™
The MAUL™ is an extremely lightweight 12 gauge accessory shotgun designed to fulfil a range of combat and law enforcement roles including door breaching, lethal and non-lethal response, and specialty payload delivery. Minimal size and weight are hallmarks of the MAUL™, which is currently the lightest, smallest automatic fire under-barrel shotgun in the world.
The MAUL™ was publicly introduced at the National Small Arms Conference in Las Vegas in May of 2009 where it participated in live fire demonstrations.
Key achievements during 2009 included:
•	Successful completion of the MAUL project for the Office of Naval Research.

•	Product Introduction at the National Small Arms Conference

•	Product introduction at the International Chiefs of Police show in Denver CO.

•	Receipt of an order from Defence Canada Research for three MAUL weapons

•	Product demonstrations for several U.S. Government agencies.

•	Manufacture of limited production units.
The next steps are for the MAUL™ to be put through manufacturing engineering, cost engineering and reliability engineering programs followed by an extensive weapons certification process. Additionally, the munitions offering

Directors’ Report (cont.)
for MAUL™ will be expanded to include a non-explosive door breaching munition that has been requested by a US government agency.
Ammunition
In 2010 the Group expects to certify the STORM40 40mm High Explosive grenade ammunition for safe shoulder firing.

Development will continue on less lethal 40mm ammunition in accordance with the needs of the MPM project and other military or law enforcement contracts that the company acquires during the year.
Development of 18mm MAUL™ ammunition will be accelerated; with a non-explosive close-in door breaching round and a buckshot round expected to enter rigorous testing.
In addition the Group is engaged on a subcontract for the United States Marine Corps for the development of an optical proximity fusing system for 40mm grenades. This system aims to provide an airburst capability without the need for expensive, heavy weapon-integrated rangefinders, and without needing to program the ammunition before firing.
Contracts
Our contract work continues to be an important component of Metal Storm’s business strategy. Not only does it provide sustaining revenue, it also accelerates the advancement of our technology and brings us closer to the user community.
Metal Storm Inc. completed two contracts in 2009, which included the co-development and successful test firing of a naval, high-velocity stacked round weapons system with a large defence contractor, and the successful completion of the MAUL™ program for the Office of Naval Research.
Three further contracts were initiated in 2009 that are ongoing. In conjunction with the National Small Arms Technology Consortium, we are developing advanced fusing for the M433 high explosive round. This project is well on track to be completed in May of 2010. We expect to complete our Canadian MAUL™ contract in May with a potential follow on program behind it. Additionally, we are working under a subcontract on a project to develop a proximity fused 40mm airburst grenade for the United States Marine Corps.
Engineering
At the beginning of 2009, aware of the potential funding challenges, the Group adopted a hiring freeze. During the year 5 engineering staff were lost through attrition, which reduced our overall engineering capacity by almost 25%. While this increased the pressure on the remaining staff and the projects, it was necessary to conserve costs wherever possible. The organisation was nevertheless still able to continue to progress development while also enhancing the existing engineering, configuration and change control processes that are essential to a successful, certifiable outcome.
STK ballistics engineers, safety and certification specialists, manufacturing facilities and firing ranges provided key assistance to our engineering operations, all accessed through the STK Joint Collaboration Agreement.
Systems safety testing and documentation formed a significant component of the work performed by Metal Storm engineers and STK specialists over the course of the year. This work is essential to ensure that Metal Storm weapons can pass stringent safety qualification requirements before being fielded with military forces.
In parallel with this the US based engineering team continued to advance the MAUL™, FireStorm™ and less lethal munitions development in harmony with its US military contract obligations. Particular highlights were the redesign of FireStorm™ and its range of less lethal munitions to provide 12 barrels to suit the US Marines’ MPM program requirements, and on time, on budget completion of the MAUL™ development contract for the Office of Naval Research.
In 2010 the engineering focus will be on furthering the environmental qualification of the 3GL and 40mm high explosive munitions for military trials, plus the preparation of the MAUL™ for certification and deployment, together with further enhancement of FireStorm to meet the objectives of the MPM Program.
Business Development
The Group’s business development strategy has been expanded. Rather than focusing primarily on winning commercial contracts for systems that employ Metal Storm technology, greater marketing and business development effort is now being focused on creating and winning opportunities to sell quantities of 3GL, FireStorm™ and MAUL™ for trial and later deployment.
The sales cycle for weapons acquisition can be short or significant depending on the particular customer and his procurement processes. Larger volume orders do tend to have longer lead times, which is why we are focusing on trying to get Metal Storm systems into the early stages of the procurement processes, when requirements are defined.
31           METAL STORM AR09

Directors’ Report (cont.)
The majority of business development effort is in the USA where there is a substantial defence research and development industry; however, opportunities are being sought in the Middle East, Asia and Europe.
The Group has also expanded its market scope to include law enforcement and homeland security agencies, in particular for the MAUL™ and the less-lethal applications of FireStorm™.
As a key element of its business development approach, the Group regularly conducts live fire trials and demonstrations to showcase the technical and operational capabilities of its products.
During 2009 the Group continued to reinforce its US and international exposure through conferences and trade shows, including IDEX (Abu Dhabi), NDIA, (US) National Guard Show, (US) Modern Day Marine Show (US), the Association of the US Army (AUSA) Exposition (US) and the International Association of Chiefs of Police (IACP) Conference (US). With the first weapons nearing qualification, shaping the global market continues to be an important step in the sales process.
Performance measurement
Management and the Board monitor the Group’s overall performance, from its strategic plan through to the performance of the Group against operating plans and financial budgets.
The Board, together with management, reviews monthly financial statements which are used to monitor performance against critical success factors. Directors receive these reports together with management’s analysis and commentary prior to each monthly Board meeting to allow Directors to actively monitor the Company’s performance.
Financial results
The main features of the Group’s financial results were:

Revenue of	$1,112,481
Net loss of	$(11,307,664)
Earnings per share of	(1.7) cents
Net liabilities at 31 December 2009 of	$(19,201,004)
Net cash outflows from operating activities of	$(8,704,228)
Net movement in cash and cash equivalents of	$(7,457,957)
Accumulated losses of	$(99,746,061)
Risk Management
The Company takes a proactive approach to risk management. The Board is responsible for ensuring that risks, and also opportunities, are identified on a timely basis and that the Company’s objectives and activities are aligned with the risks and opportunities identified by the Board.
The Board has established an Audit and Risk Committee to oversee this process.

The Committee has a number of mechanisms in place to ensure that management’s objectives and activities are aligned with the risks identified by the Committee. These include the following:

Board approval of a strategic plan, which encompasses the Company’s vision, mission and strategy, designed to meet stakeholders’ needs and manage business risk.
Implementation of Board approved operating plans and budgets and Board monitoring of progress against these budgets, including the establishment and monitoring of KPIs of both a financial and non-financial nature
Significant events after the end of the reporting period
On 5 January 2010, the Company announced it had entered into an agreement in relation to a $20.2 million equity line of credit facility from UK based investment fund Global Emerging Markets (GEM) Global Yield Fund.
Initially, $700,000 (Tranche One) has been advanced to the Company. This was completed on 10 February 2010.
Subsequently the Company can choose to initiate draw downs at a frequency of up to one draw down per 15 trading days. The Company can also choose, at its sole discretion, between the following two draw down types to suit its capital needs and market conditions at the time:
A cash advance equivalent to between 350% and 1,400% of the 15-day average trading volume (the size of advance between these bounds being determined by GEM),
A cash advance of up to $400,000 (which can be increased to a maximum of $800,000 at the discretion of GEM).

Directors’ Report (cont.)
Shares will be issued at 90% of the 15 day volume weighted average price of the Company’s shares (VWAP) for the 15 days immediately following the date the Company issues a draw down notice (except Tranche One which was a 10 day VWAP).
In addition the Company will issue GEM one unlisted option for every five shares issued. Options will have a three-year term and an exercise price of $0.035. GEM’s funding will be supported by stock lending arrangements in the Company’s shares, which will be used by GEM to assist in funding the advances. GEM has entered into a stock lending agreement with Empire Equity Limited.
On 25 January 2010, the Company announced it had entered in to a Share Subscription Agreement for a further $700,000. $300,000 was received on that day and the balance of funds is due within one week of shareholder approval.
If Shareholders approve the subscription, then within one week after the Meeting to be held on 4 March 2010, the Company will issue $700,000 worth of ordinary shares at a price that is the lower of $0.018; or 90% of the VWAP over the 10 business days prior to the issue.
On 27 January 2010 the Company announced that the US Patent Office had allowed, and will grant, 5 patents that are material to the Company’s IP protection in the USA. These include a patent protecting inventions within the internal sealing of Metal Storm ammunition, a patent on weapons systems using selectable kinetic energy, and a patent protecting safety systems that detect when a projectile has moved in the barrel. Also included was an important patent protecting the target interception systems used by Metal Storm for missile and incoming projectile defence, plus a patent protecting Metal Storm’s set defence alternative to conventional minefields. These patents add measurably to the depth and breadth of Metal Storm’s patent protection in the USA.
Likely developements and expected results
Disclosure of certain information regarding likely developments in the operations of the Company in future financial years and the expected results of those operations is likely to result in unreasonable prejudice to the Company. Where this applies this information has not been disclosed in this report.
Operations subject to significant environmental regulation
The Company’s operations are not subject to any particular and significant environmental regulations.
Share options
Unissued shares
As at the date of this report, there were 54,123,521 unissued ordinary shares under unlisted options (90,345,809 at the end of the reporting period). Refer to note 32 of the financial statements for further details of options outstanding. Option holders do not have any right, by virtue of the option, to participate in any share issue of the Company.
Shares issued as a result of the exercise of options
During the year, there were 1,293,758 unlisted options exercised to acquire fully paid ordinary shares in Metal Storm Limited (2008: nil).
Indemnification and insurance of directors and officers
During the year, the Company paid a premium in respect of a contract insuring the Directors of the Company (as named earlier in this report), the Company Secretary, Mr Peter Wetzig, and all executive officers of the Company and any related body corporate against a liability incurred as a Director, Secretary or executive officer to the extent permitted by the Corporations Act 2001. The contract of insurance prohibits disclosure of the nature of the liability and the amount of the premium.
The Company has not otherwise, during or since the end of the financial year, indemnified or agreed to indemnify an officer of the Company or any related body corporate against a liability incurred as such an officer.
33           METAL STORM AR09

Directors’ Report — Remuneration Report (Audited)
This Remuneration Report outlines the director and executive remuneration arrangements of the Company in accordance with the requirements of the Corporations Act 2001 and its Regulations. For the purposes of this Key Management Personnel (KMP) of the Group are defined as those persons having authority for planning, directing and controlling the major activities of the Group, and includes the five executives in the Company and the Group receiving the highest remuneration.
The information provided in this remuneration report has been audited as required by section 308(3C) of the Corporations Act 2001.
Directors
The following persons were directors of Metal Storm Limited during the financial year:

Name	Position
T J O’Dwyer	Chairman
L J Finniear	Managing Director and Chief Executive Officer
P D Jonson	Non-executive Director	(resigned 16 Feb 2009)
J R Nicholls	Non-executive Director
T W Tappenden	Non-executive Director
All of the above persons were also Directors for the entire year ended 31 December 2008 except T W Tappenden who was appointed on 1 July 2008. Mr J M Crunk was a Director for part of 2008 until his resignation on 23 May 2008.
Other Key management presonnel
The following persons also had authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, during the financial year:

Name	Position	Employer
P R Wetzig	Company Secretary	Metal Storm Limited
B I Farmer	Chief Financial Officer	Metal Storm Limited
D M Pashen	Chief Engineer	Metal Storm Limited
The following persons also had authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, during the financial year:

P D Faulkner	General Manager — Metal Storm Inc	Metal Storm Inc
A D Schatz	Vice President — Business Development	Metal Storm Inc
All of the above persons were also key management persons for the year ended 31 December 2008, except for D M Pashen who commenced employment on 8 September 2008. J Cronin, who resigned on 29 February 2008, was also key management personnel for part of 2008.
Remuneration philosophy
The performance of the Company depends upon the quality of its Directors and executives. To prosper, the Company must attract, motivate and retain highly skilled Directors and executives.
To this end, the Company embodies the following principles in its remuneration framework:
Provide competitive rewards to attract high calibre executives;
Link executive rewards to long-term shareholder value;
A portion of executive compensation ‘at risk’, dependent upon meeting pre-determined performance benchmarks; and
Establish appropriate, demanding performance hurdles in relation to variable executive compensation.
In the year under review, the role of determining and reviewing remuneration arrangements for the Directors, the Chief Executive Officer (CEO) and the senior management team; determining the composition of the Board and its Committees; and identifying qualified individuals to become Board members and oversee the evaluation of the Board and its Committees was undertaken by the Nominations and Remuneration Committee of the Board of Directors.
The Committee assesses the appropriateness of the nature and amount of remuneration of Directors and senior managers on a periodic basis by reference to relevant employment market conditions, with the overall objective of ensuring maximum stakeholder benefit from the retention of a high quality Board and executive team.

Directors’ Report — Remuneration Report (Audited) (cont.)
Remuneration structure
In accordance with best practice corporate governance, the structure of non-executive Director and senior manager remuneration is separate and distinct.
Remuneration policy and its relationship to company performance
The Company’s financial performance over the last five years has been in line with the need for significant investment in the research and development of its patented electronically initiated “stacked projectile” technology prior to entering the product commercialisation phase.
The following is a summary of the Company’s financial performance over the last 5 years:

	2005	2006	2007	2008	2009
	$	$	$	$	$
Net loss after tax attributable to members	(10,914,600)	(15,337,010)	(9,998,150)	(10,656,003)	(11,307,664)
Cash Outflow from operating activities	(11,241,259)	(7,953,311)	(11,255,896)	(10,180,514)	(8,704,228)
Loss per share (cents per share)	(2.1)	(2.9)	(1.7)	(1.8)	(1.7)
Dividends paid	—	—	—	—	—
Opening share price	0.26	0.20	0.16	0.09	0.05
Closing share price	0.20	0.16	0.09	0.05	0.02
The Company is continuing to build on its strategy of weapons systems integration adopted in 2005 rather than as a licensor. Whilst increasing the demands on the Company, if successful, this strategy will give the Company greater control over product development, the sub-contractors used, earlier access to the revenues generated and arguably a larger proportion of revenues. Product development has been concentrated on 40mm weapons and munitions and the engineering has been increasingly focused to ensure that the demanding technical integration of the technology will be adequately and promptly responded to by the Company.
Accordingly in setting remuneration policy the Board has regard to the need for the Company to attract and retain Directors and executives with the appropriate mix of skill and experience required to lead the Company through its development phase with the objective of commercialisation of the Company’s technology and delivering shareholder value.
Non-executive Director Remuneration
Objective
The Board seeks to set aggregate remuneration at a level which provides the Company with the ability to attract and retain Directors of a high calibre, whilst incurring a cost which is acceptable to shareholders.
Structure
The Constitution and the ASX Listing Rules specify that the aggregate remuneration of non-executive Directors shall be determined from time to time by a general meeting. An amount not exceeding the amount determined is then divided between the Directors as agreed. The current aggregate amount is $500,000.
The amount of aggregate remuneration sought to be approved by shareholders and the manner in which it is apportioned amongst Directors is reviewed by the Company annually. The board considers advice from external consultants as well as the fees paid to non-executive Directors of comparable companies when undertaking the annual review process.
Each Director receives a fee for being a Director of the Company. An additional fee may also be paid for each board Committee on which a Director sits. The payment of additional fees for serving on a Committee recognises the additional time commitment required by Directors who serve on one or more sub Committees.
Given the stage of development of the Company Directors are encouraged to participate in the equity of the company.
The remuneration of non-executive Directors for the period ending 31 December 2009 is detailed on page 38 of this report.
35           METAL STORM AR09

Directors’ Report — Remuneration Report (Audited) (cont.)
Senior manager and executive Director remuneration
Objective
The Company aims to reward executives and key management personnel with a level and mix of remuneration commensurate with their position and responsibilities within the Company and so as to:
Reward executives and key management personnel for Company and individual performance against targets set by reference to appropriate benchmarks;
Align the interests of executives with those of shareholders;

Link reward with the strategic goals and performance of the Company; and
Ensure total remuneration is competitive by market standards.
Structure
In determining the level and make-up of executive and key management personnel remuneration, the Board considers market levels of remuneration for comparable roles.
Employment contracts have been entered into with a number of key management personnel. Details of these contracts are provided on pages 37 and 38 of this report.
Remuneration consists of the following key elements:
Fixed remuneration
Variable remuneration — Short Term Incentive (‘STI’);
The proportion of fixed remuneration and variable remuneration is established for each key management personnel by the Remuneration Committee.
Fixed remuneration
Objective
The level of fixed remuneration is set so as to provide a base level of remuneration which is both appropriate to the position and is competitive in the market.
Fixed remuneration is reviewed annually by the Nominations and Remuneration Committee and the process consists of a review of companywide and individual performance, relevant comparative remuneration in the market and internally and, where appropriate, external advice on policies and practices.
Structure
Executives are given the opportunity to receive their fixed (primary) remuneration in a variety of forms including cash and fringe benefits such as novated motor vehicle leases, superannuation salary sacrifice arrangements and expense payment plans. It is intended that the manner of payment chosen will be optimal for the recipient without creating extra cost for the Company. The fixed remuneration component of executives is detailed in Table 1 on page 38.
Variable remneration — short term incentive (STI)
Objective
The objective of the STI program is to link the achievement of the Company’s operational targets with the remuneration received by the executives charged with meeting those targets. The total potential STI available is set at a level so as to provide sufficient incentive to the executive to achieve the operational targets and such that the cost to the Company is reasonable in the circumstances.
Structure
Actual STI payments granted to each executive depend on the extent to which specific operating targets set at the beginning of the financial year are met. The operational targets consist of a number of Key Performance Indicators (KPIs) covering both financial and non-financial measures of performance. Typically included are measures such as contribution to net operating results, risk management, productivity improvements and leadership/team contribution. The Company has predetermined benchmarks which must be met in order to trigger payments under the short term incentive scheme.
On an annual basis, after consideration of performance against KPIs, the individual performance of each executive is rated and taken into account when determining the amount, if any, of the short term incentive pool is allocated to each executive.

Directors’ Report — Remuneration Report (Audited) (cont.)
The aggregate of annual STI payments available for executives across the Company is subject to the approval of the Board. Payments made are usually delivered as a cash bonus or the issue of options or shares.
The STI program was applicable to the Chief Executive Officer and the General Manager — Metal Storm Inc for 2009. No payments have been made for 2009 performance under the STI program. $186,400 was paid to Dr Finniear during 2009 for 2008 performance under the STI program. The Company has yet to determine the bonuses to be paid under the STI program for 2009. No expenses have been recorded in the profit and loss with regard to bonuses for 2009 performance.
The Board believes that appropriately designed equity based remuneration, including stock options, can be an effective form of remuneration when linked to performance objectives or hurdles. Equity based remuneration, however, has limitations and can contribute to ‘short termism’ on the part of senior executives. Accordingly, the Board believes it is important that the design appropriate schemes and the terms of such schemes should clearly prohibit entering into transactions or arrangements which limit the economic risk of participating in unvested entitlements under these schemes.
Employment contracts
Employment agreements have been entered into with the Chief Executive Officer, the Chief Financial Officer and the Chief Engineer. The General Manager — Metal Storm Inc was employed under a letter of offer.
Dr L J Finniear, Chief Executive Officer
Under the terms of this contract dated 26 February 2007, Dr Finniear will be paid a fixed component of $320,000 plus superannuation at reporting plus 1,000,000 options vesting half yearly (500,000 per half year) over 1 year at an exercise price of $0.185 with an expiry date of 5 years from date of issue. Dr Finniear is entitled to short-term annual incentives equivalent to an amount up to 30% of his fixed component. Dr Finniear was granted a cash bonus of $186,400 on 17 March this year for making appropriate progress in the development of product, successful on time & budget delivery of military contracts, meeting all convertible note financial covenants, and performance in business operation and as a company director.
Dr Finniear may resign from his position and terminate this contract by providing three months written notice. The Company may terminate this employment agreement by providing three month’s written notice or providing payment in lieu of the notice period (based on the fixed component of Dr Finniear’s remuneration) plus a severance payment equal to six months of his fixed component. On termination, options that have not vested will be forfeited.

The Company may terminate the contract immediately at any time if serious misconduct has occurred.
B I Farmer, Chief Financial Officer
Under the terms of this contract dated 16 December 2008, Mr Farmer will be paid a fixed component of $150,000 plus superannuation at the end of the reporting period.
Mr Farmer may resign from his position and terminate this contract by providing three month’s written notice. The Company may terminate this employment agreement by providing three month’s written notice or providing payment in lieu of the notice period (based on the fixed component of Mr Farmer’s remuneration).
The Company may terminate the contract at any time if serious misconduct had occurred, by providing one months notice or payment in lieu or part thereof.
D M Pashen, Chief Engineer
Under the terms of this contract dated 16 December 2008, Mr Pashen will be paid a fixed component of $150,000 plus superannuation at the end of the reporting period.
Mr Pashen may resign from his position and terminate this contract by providing three month’s written notice. The Company may terminate this employment agreement by providing three month’s written notice or providing payment in lieu of the notice period (based on the fixed component of Mr Pashen’s remuneration).
The Company may terminate the contract at any time if serious misconduct had occurred, by providing one months notice or payment in lieu or part thereof.
P D Faulkner, General Manager — Metal Storm Inc
Mr Faulkner is employed through an at will employment arrangement. He will be paid a fixed component (US$214,820 at the end of the reporting period) and has been granted 200,000 options, all vested at the date of this report. Mr Faulkner is entitled to short-term annual incentives equivalent to an amount up to 10% of his base salary as detailed in Table 1.
37           METAL STORM AR09

Directors’ Report — Remuneration Report (Audited) (cont.)
A D Schatz, Vice President — Business Development
Under the terms of his contract, Mr Schatz will be paid a fixed component (US$135,330 at the end of the reporting period). Mr Schatz is entitled to commission payments of 4% on the first $100,000 of a funded order and 1% on the amount greater than $100,000.
The Company may terminate this employment agreement by providing one months notice or providing payment in lieu of the notice period (based on the fixed component of Mr Schatz’s remuneration).
The Company may terminate the contract at any time if serious misconduct had occurred, by providing one months notice or payment in lieu or part thereof.
Remuneration of key management personnel
Table 1: Directors’ Remuneration For the year ended 31 December 2009

	Short Term Employee Benefits
	Salary &	Case	Non Monetary		Post Employment
Name and	Fees	Bonus	Benefit	Other	Benefits	Share Based Payements	Termination	Tatal Remuneration	Performance Related
Position	$	$	$	$	$	$	$	$	%

T J O’Dwyer Chairman (Non-Executive)	80,000	—	—	—	—	—	—	80,000	—
P D Jonson Director (Non-Executive) Resigned 16/2/09	7,500	—	—	—	—	—	—	7,500	—
J R Nicholls Director (Non-Executive)	50,000	—	—	—	—	—	—	50,000	—
T W Tappenden Director (Non-Executive) Appointed 1/7/08	60,000	—	—	—	—	—	—	60,000	—
Total Non Executive Directors	197,500		—	—	—	—	—	197,500	—
L J Finniear Managing Director & Chief Executive Officer	320,000	186,400	—	—	45,576	—	—	551,976	33.8%
Total Executive Directors	320,000	186,400	—	—	45,576	—	—	551,976	—
P R Wetzig Company Secretary	83,300	—	—	—		—	—	83,300	—
B I Farmer Chief Financial Officer	150,000	—	—	—	13,500	2,340	—	165,840	—
P D Faulkner Senior Vice President - Director of US Operations	272,838	—	15,622	—	8,138	—	—	296,598	—
D M Pashen Chief Engineer appointed 8/9/08	135,840	—	14,160	—	13,500	2,340	—	165,840	—
A D Schatz Vice President - Business Development	180,836	—	7,601	—	5,425	—	—	193,862	—
Total Other Key Management	822,814	—	37,383	—	40,563	4,680	—	905,440	—
Total Remuneration of Key Management Personnel	1,340,314	186,400	37,383	—	86,139	4,680	—	1,654,916	—

Directors’ Report — Remuneration Report (Audited) (cont.)
Remuneration of key management personnel
Table 2: Directors’ Remuneration for the year ended 31 December 2008

	Short Term Employee Benefits
			Non Monetary		Post Employment			Tatal
Name and	Salary & Fees	Case Bonus	Benefit	Other	Benefits	Share Based Payements	Termination	Remuneration	Performance Related
Position	$	$	$	$	$	$	$	$	%

T J O’Dwyer Chairman (Non-Executive)	80,000	—	—	—	—	—	—	80,000	—
J M Crunk Director (Non-Executive) Resigned 23/5/08)	30,215	—	—	—	—	—	—	30,215	—
P D Jonson Director (Non-Executive) Resigned 16/2/09	60,000	—	—	—	—	—	—	60,000	—
J R Nicholls Director (Non-Executive)	50,000	—	—	—	—	—	—	50,000	—
T W Tappenden Director (Non-Executive) Appointed 1/7/08	30,000	—	—	—	—	—	—	30,000	—
Total Non Executive Directors	250,215	—	—	—	—	—	—	250,215
L J Finniear Managing Director & Chief Executive Officer	301,148	85,000	2,316	—	34,433	7,475	—	430,372	19.8
Total Executive Directors	301,148	85,000	2,316	—	34,433	7,475	—	430,372	19.8
P R Wetzig Company Secretary	83,201	—	—	—	—	—	—	83,201	—
B I Farmer Chief Financial Officer	151,341	—	—	—	12,638	1,560i	—	165,539	—
P D Faulkner Senior Vice President - Director of US Operations	228,286	—	13,890	—	6,849	—	—	249,025	—
D M Pashen Chief Engineer appointed 8/9/08	47,885	—	—	—	4,215	1,560i	—	53,660	—
J Cronin Managing Engineer — resigned 29/02/08	38,163	23,500	—	—	4,815	—	—	66,478	35.4
A D Schatz Vice President - Business Development	184,787	—	1,750	2,875	5,544	—	—	194,956	—
Total Other Key Management	733,663	23,500	15,640	2,875	34,061	3,120	—	812,859
Total Remuneration of Key Management Personnel	1,285,026	108,500	17,956	2,875	68,494	10,595	—	1,493,446
i. Shares were issued on 6 April 2009
39           METAL STORM AR09

Directors’ Report — Remuneration Report (Audited) (cont.)
During the financial year no options were granted to Directors in respect of Directors Fees for the 2009 financial year [2008: Nil] and no options were granted or issued to executives as equity compensation for services performed in the 2009 year [2008: Nil].
During the year ended 31 December 2009 no ordinary share options were granted as part of remuneration. [2008: Nil].
Options are valued using the Black-Scholes option pricing model. See note 32 of the financial statements.
There were no alterations to the terms and conditions of options granted as remuneration since their grant date.
There were no forfeitures during the period.
The maximum grant, which will be payable assuming that all services criteria are met, is equal to the number of options or rights granted multiplied by the fair value at the grant date. The minimum grant payable assuming that services criteria are not met is zero.
During the year ended 31 December 2009 no ordinary shares were granted to executives as compensation. The following table shows ordinary shares granted to executives during the year ended 31 December 2008.

	Value of shares	Number of shares
	granted during the	granted during the
	year	year
	$	No.

B I Farmer	3,900	100,000
D M Pashen	3,900	100,000

Directors’ Report (cont.)
Directors’ meetings
The following table sets out the number of Director’s meetings (including meetings of Committees of Directors) held during the Financial Year and the number of meetings attended by each Director (while they were a Director or Committee member). During the financial year, 28 Board meetings, 3 Audit Committee meetings and 1 Nominations and Remuneration Committee meeting were held.
Table 3: Director’s meetings held during the year

			Meetings of Committees
			Audit		Nominations & Remuneration
	Board of Directors		Committee		Committee
	28 meetings held during year		3 meetings held during year		1 meeting held during year
Directors	Held	Attended	Held	Attended	Held	Attended

T J O’Dwyer	28	27	—	—	1	1
P D Jonson	1	1	—	—	—	—
J R Nicholls	28	24	3	3	1	1
L J Finniear	28	25	—	—	—	—
T W Tappenden	28	27	3	3	1	1

—	Not a member of the relevant committee.
Audit independence and non-audit Services
A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act 2001 is set out on page 42.
Non audit services
Details of non-audit services provided by the entity’s auditor, PricewaterhouseCoopers are included in note 25 (b) of the financial statements. The Directors are satisfied that the provision of non-audit services is compatible with the general standard of independence for auditors imposed by the Corporations Act. The nature and scope of each type of non-audit service provided means that auditor independence was not compromised following advice from the Audit Committee of the Group.
This report is made in accordance with a resolution of directors.
T J O’Dwyer
Director
Brisbane
Date: 26 February 2010
41           METAL STORM AR09

PricewaterhouseCoopers
ABN 52 780 433 757
Riverside Centre
123 Eagle Street
BRISBANE QLD 4000
GPO Box 150
BRISBANE QLD 4001
DX 77 Brisbane
Australia
Telephone +61 7 3257 5000
Facsimile +61 7 3257 5999
Auditor’s Independence Declaration
As lead auditor for the audit of Metal Storm Limited for the year ended 31 December 2009,1 declare that to the best of my knowledge and belief, there have been:
a)	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

b)	no contraventions of any applicable code of professional conduct in relation to the audit.
This declaration is in respect of Metal Storm Limited and the entities it controlled during the period.

Robert Hubbard	Brisbane
Partner	26 February 2010
PricewaterhouseCoopers
Liability limited by a scheme approved under Professional Standards Legislation

Financial Statements
Statements of Comprehensive Income
For the year ended 31 December 2009

		Consolidated		Company
		2009	2008	2009	2008
	Note	$	$	$	$
Revenue	6	1,112,481	2,201,331	136,708	1,050,486

Gain on extinguishment of debt	18	2,467,609	—	2,467,609	—
Fair value movement in derivative	16	(224,611)	3,620,682	(224,611)	3,620,682
Consumables used		(154,960)	(131,896)	—	—
Finance costs	7	(5,749,555)	(6,369,138)	(5,749,555)	(6,365,696)
Employee expenses	7	(4,491,565)	(4,229,674)	(2,872,220)	(2,777,930)
Professional fees		(1,187,842)	(1,449,621)	(801,196)	(913,599)
Research and development		(976,994)	(1,569,582)	(773,821)	(1,313,819)
Facilities and equipment		(755,798)	(713,699)	(413,057)	(408,068)
Administrative expenses		(515,215)	(623,687)	(448,177)	(575,863)
Public relations and compliance		(403,830)	(423,223)	(335,312)	(384,503)
Travel and entertainment		(246,809)	(346,412)	(202,032)	(305,774)
Communication and technology		(234,022)	(296,482)	(169,942)	(231,693)
Impairment reversal/(expense)	7	75,000	(769,200)	(531,015)	(2,930,384)
Net foreign exchange differences		(21,553)	444,598	(829,410)	773,915

Loss before Income tax		(11,307,664)	(10,656,003)	(10,746,031)	(10,762,246)

Income tax expenses	8	—	—	—	—

Loss for the year		(11,307,664)	(10,656,003)	(10,746,031)	(10,762,246)

Other comprehensive income
- Currency Translation difference		41,523	(38,242)	—	—

- Other comprehensive income for the year		41,523	(38,242)	—	—
Total Comprehensive income for the year		(11,266,141)	(10,694,245)	(10,746,031)	(10,746,031)
Earnings per share (cents per share)
- Basic and diluted loss for the year attributable to ordinary owners of the parent	31	(1.7)	(1.8)
The above Statements of Comprehensive Income should be read in conjunction with the accompanying notes.
43           METAL STORM AR09

Statements of Financial Position
As at 31 December 2009

		Consolidated		Company
		2009	2008	2009	2008
	Note	$	$	$	$
Assets
Current assets
Cash and cash equivalents	9	67,350	7,571,292	54,038	7,368,682
Available-for-sale financial investments	10	—	10,000	—	10,000
Trade and other receivables	11	309,284	1,120,592	114,652	929,173

Total current assets		376,634	8,701,884	168,690	8,307,855

Non-current assets
Trade and other receivables	12	28,679	34,202	—	—
Other financial assets		—	—	2,920	2,920
Property, plant and equipment	13	423,715	508,354	397,379	472,969
Intangible assets and goodwill	14	612	23,084	612	23,084

Total non-current assets		453,006	565,640	400,911	498,973

Total assets		829,640	9,267,524	569,601	8,806,828

Liabilities
Current liabilities
Trade and other payables	15	1,417,188	1,129,438	920,847	1,038,609
Conversion derivative	16	2,337,200	2,187,934	2,337,200	2,187,934
Non-interest bearing loans & borrowings	17	11,822,962	—	11,822,962	—
Interest-bearing loans and borrowings	18	4,070,584	18,703,697	4,065,240	18,695,975
Provisions	19	359,024	376,582	198,380	68,773

Total current liabilities		20,006,958	22,397,651	19,344,629	22,091,291

Non-current liabilities
Interest-bearing loans and borrowings	20	7,630	16,783	—	—
Other		16,056	46,355	—	2,936

Total non-current liabilities		23,686	63,138	—	2,936

Total liabilities		20,030,644	22,460,789	19,344,629	22,094,227

Net assets (liabilities)		(19,201,004)	(13,193,265)	(18,775,028)	(13,287,399)

Equity
Contributed equity	21	70,075,033	66,209,718	70,075,033	66,209,718
Reserves	22	10,470,024	9,035,414	10,535,302	9,142,215
Accumulated losses	23	(99,746,061)	(88,438,397)	(99,385,363)	(88,639,332)

Total equity (deficiency)		(19,201,004)	(13,193,265)	(18,755,028)	(13,287,399)

The above Statements of Financial Position should be read in conjunction with the accompanying notes.

Statements of Cash Flow
For the year ended 31 December 2009

		Consolidated		Company
		2009	2008	2009	2008
	Note	$	$	$	$
Cash Flows From Operating Activities
Receipts from customers (inclusive of GST)		1,576,199	926,582	435,888	49,675
Payments to suppliers and employees (inclusive of GST)		(8,693,671)	(9,573,667)	(6,002,951)	(6,260,432)
Interest and other costs of finance paid		(1,586,756)	(2,265,444)	(1,586,756)	(2,262,003)
Research & development tax concession		—	732,015	—	732,015

Net cash outflow from operating activities	30	(8,704,228)	(10,180,514)	(7,153,819)	(7,740,745)

Cash Flows From Investing Activities
Purchase of property, plant and equipment		(77,426)	(23,774)	(60,504)	(21,899)
Proceeds from the disposal of property, plant and equipment		—	681	—	681
Interest received		190,032	988,900	189,908	949,011
Proceeds from sale of available-for-sale financial assets		85,000	—	85,000	—

Net cash inflow from investing activities		197,606	965,807	214,404	927,793

Cash Flows From Financing Activities
Proceeds from issues of shares		3,326,194	—	3,326,194	—
Share issue costs		(160,701)	—	(160,701)	—
Proceeds from borrowings		426,714	4,464,459	426,714	4,464,459
Repayment of borrowings		(2,543,542)	(2,499,916)	(2,532,011)	(2,499,665)
Advances to subsidiary		—	—	(1,435,425)	(2,161,184)

Net cash inflow (outflow) from financing activities		1,048,665	1,964,543	(375,229)	(196,390)

Net movement in cash and cash equivalents		(7,457,957)	(7,250,164)	(7,314,644)	(7,009,342)
Net foreign exchange differences		(45,985)	93,908	—	—
Cash and cash equivalents at beginning of period		7,571,292	14,727,548	7,368,682	14,378,024

Cash and cash equivalents at year end	9	67,350	7,571,292	54,038	7,368,682

The above Statements of Cash Flow should be read in conjunction with the accompanying notes.
45           METAL STORM AR09

Statements of Changes in Equity
For the year ended 31 December 2009

	Issued		Accumulated
	capital	Reserves	losses	Total equity
Consolidated	$	$	$	$
At 1 January 2008	65,428,400	9,046,424	(77,782,394)	(3,307,570)
Total comprehensive income for the year	—	(38,242)	(10,656,003)	(10,694,245)
Transactions with the owners in their capacity as owners
Net increase in option and share reserves	—	27,232	—	27,232
Conversion of notes	657,204	—	—	657,204
Issue of share capital	124,114	—	—	124,114

At 1 January 2009	66,209,718	9,035,414	(88,438,397)	(13,193,265)

Total comprehensive income for the year	—	41,523	(11,307,664)	(11,266,141)

Transactions with the owners in their capacity as owners
Net increase in option and share reserves	—	1,393,087	—	1,393,087
Exercise of options	1,294	—	—	1,294
Conversion of notes	662,772	—	—	662,772
Issue of share capital	3,361,950	—	—	3,361,950
Share issue costs	(160,701)	—	—	(160,701)

At 31 December 2009	70,075,033	10,470,024	(99,746,061)	(19,201,004)

	Issued		Accumulated
	capital	Reserves	losses	Total equity
Company	$	$	$	$
At 1 January 2008	65,428,400	9,114,983	(77,877,086)	(3,333,703)
Total comprehensive income for the year	—	—	(10,762,246)	(10,762,246)
Transactions with the owners in their capacity as owners
Net increase in option and share reserves	—	27,232	—	27,232
Conversion of notes	657,204	—	—	657,204
Issue of share capital	124,114	—	—	124,114

At 1 January 2009	66,209,718	9,142,215	(88,639,332)	(13,287,399)

Total comprehensive income for the year	—	—	(10,746,031)	(10,746,031)

Transactions with the owners in their capacity as owners
Net increase in option and share reserves	—	1,393,087	—	1,393,087
Exercise of options	1,294	—	—	1,294
Conversion of notes	662,772	—	—	662,772
Issue of share capital	3,361,950	—	—	3,361,950
Share issue costs	(160,701)	—	—	(160,701)

At 31 December 2009	70,075,033	10,535,302	(99,385,363)	(18,775,028)

The above Statements of Changes in Equity should be read in conjunction with the accompanying notes.

Notes to the financial statements
For the year ended 31 December 2009
47     METAL STORM AR09

Notes to the Financial Statements (cont.)
1. Going concern
The financial statements have been prepared on the basis of going concern which contemplates continuity of normal business activities and the realisation of assets and settlement of liabilities in the ordinary course of business.
Key financial data for the Company and Group for the financial year ended 31 December 2009 and 2008 is disclosed below:

	Consolidated		Company
	2009	2008	2009	2008
	$	$	$	$
Cash at Bank	67,350	7,571,292	54,038	7,368,682
Loss for the Year	(11,307,664)	(10,656,003)	(10,746,031)	(10,762,246)
Net cash outflow from operating activities	(8,704,228)	(10,180,514)	(7,153,819)	(7,740,745)
Net liabilities	(19,201,004)	(13,193,265)	(18,775,028)	(13,287,399)
Metal Storm relies heavily on its current funding sources. The primary source of funding is currently derived through an equity line of credit (ELC) agreement with Global Emerging Markets (GEM) Global Yield Fund (refer note 29 for further details) with supporting equity placements from time to time.
The level of funding provided for by the ELC is variable which creates uncertainty over the cash inflows the Company and Group may receive over the next 12 months. Funding is received under the ELC in tranches as frequent as up to 15 business days apart. The level of funding available under the contractual arrangements for the ELC includes the possibility of certain adjustment events. Adjustment events may reduce the level of funding received in a particular tranche by 1/15th for every day an adjustment event occurs. Further information on the ELC funding arrangements and these adjustment events is detailed in Note 29. Additionally, the level of funds likely to be provided under the ELC may be less than the Groups historical cash requirements and management’s forecasts for business operations. To date, the ELC has been supplemented by equity placements; however, the availability of such placements in the future is uncertain.
The funding agreement with GEM (refer note 29) and the Convertible Note Trust Deed (refer note 17 and 18) contain certain default events, including, amongst others, the appointment of an administrator or controller, insolvency and, in the case of the Trust Deed, the Company’s securities being suspended for a period of at least 15 consecutive business days. The Directors are of the opinion that the Company and Group have complied with all contractual arrangements of the ELC and Convertible Note Trust Deed through to the date of this report.
However, there is significant uncertainty in regards to the Company’s and Group’s ability to continue as a going concern for the next 12 months and, therefore whether they will realise their assets and settle their liabilities at amounts different from those stated in the financial statements.
In order to reduce or eliminate this uncertainty and continue operating for the next 12 months, the Company will continue to seek new or additional sources of funding. The Company has successfully conducted a number of small equity placements during 2009 and is actively working to source a more substantial capital investment. In addition, management intends to focus on careful management of costs associated with business operations and product development.
The Directors have a responsibility to prepare the financial statements in accordance with accounting standards. Accounting Standard AASB 101 require entities to prepare financial statements on a going concern basis unless they intend to liquidate, cease trading or have no alternative but to do so.
The Directors believe that the Company and Group have reasonable prospects of securing sufficient funding in the near future and as a consequence they have no intention to liquidate or cease trading. The directors believe they have reasonable grounds to expect that they can raise additional capital in the timeframes required in order to meet their debts as and when they fall due.
No adjustments have been made to the financial statements relating to the recoverability and classification of the asset carrying amounts or classification of liabilities that might be necessary should the Company and Group not continue as a going concern.

Notes to the Financial Statements (cont.)
2. Summary of significant accounting policies
The principal accounting policies adopted in the preparation of the financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated. The financial statements include separate financial statements for Metal Storm Limited as an individual entity and the Group consisting of Metal Storm Limited and its subsidiaries.
a. Basis of preparation
The general purpose financial statements have been prepared in accordance with Australian Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Interpretations and the Corporations Act 2001.
i. Financial statement presentation.
The group has applied the revised AASB 101 Presentation of Financial Statements which became effective on 1 January 2009. The revised standard requires the separate presentation of a statement of comprehensive income and a statement of changes in equity. All non-owner changes in equity must now be presented in the statement of comprehensive income. As a consequence, the group had to change the presentation of its financial statements. Comparative information has been re-presented so that it is also in conformity with the revised standard.
ii. Compliance with IFRS
Australian Accounting Standards include Australian equivalents to International Financial Reporting Standards (AIFRS). Compliance with AIFRS ensures that the consolidated financial statements and notes of Metal Storm Limited comply with International Financial Reporting Standards (IFRS). The Company’s financial statements and notes also comply with IFRS.
The Group’s financial statements are in compliance with IFRS as issued by the IASB.
iii. Historical cost convention
These financial statements have been prepared under the historical cost convention, except for available-for-sale financial assets, which are at fair value through equity on the statement of financial position, and embedded derivative, which is at fair value through profit and loss.
iv. Critical accounting estimates
The preparation of financial statements in conformity with AIFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in note 4.
b. Principles of consolidation
The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Metal Storm Limited as at 31 December 2009 and the results of all subsidiaries for the year then ended. Metal Storm Limited and its subsidiaries together are referred to in these financial statements as the Group.
Subsidiaries are all those entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one-half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.
Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.
The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group (refer to note 2 (i).
Intercompany transactions, balances and gains on transactions between Group companies are eliminated. Losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.
Investments in subsidiaries are accounted for at cost in the individual financial statements of Metal Storm Limited.
The Group applies a policy of treating transactions with minority interests as transaction with parties external to the Group. Disposals to minority interests result in gains or losses for the Group that are recorded in the Statements of Comprehensive Income. Purchases from minority interests result in goodwill, being the difference any consideration paid and the relevant share acquired of the carrying value of identifiable net assets of the subsidiary.
49     METAL STORM AR09

Notes to the Financial Statements (cont.)
2. Summary of significant accounting policies (cont.)
c. Segment reporting
Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief Executive Officer.
Change in accounting policy
The group has adopted AASB 8 Operating Segments from 1 January 2009. AASB 8 replaces AASB 114 Segment Reporting. The new standard requires a ‘management approach’, under which segment information is presented on the same basis as that used for internal reporting purposes. There has been no impact on the measurement of the Group’s assets and liabilities. Comparatives have been retrospectively revised.
d. Foreign currency translation
i. Functional and presentation currency
Items included in the financial statements for Metal Storm Limited, Metal Storm Inc and Metal Storm USA of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in Australian dollars, which is Metal Storm Limited’s functional and presentation currency.
ii. Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in profit or loss.
Translation differences on non-monetary financial assets and liabilities are reported as part of the fair value gain or loss. Translation differences on non-monetary financial assets and liabilities such as equities held at fair value through profit or loss are recognised in profit or loss as part of the fair value gain or loss. Translation differences on non-monetary financial assets such as equities classified as available-for-sale financial assets are included in the fair value reserve in equity.
iii. Group companies
The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:
•	assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position;

•	income and expenses for each Statements of Comprehensive Income are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

•	all resulting exchange differences are recognised in other comprehensive income.
e. Revenue recognition
Revenue is measured at the fair value of the consideration received or receivable. Amounts disclosed as revenue are net of returns, trade allowances, rebates and amounts collected on behalf of third parties.
The Group recognises revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and specific criteria have been met for each of the Group’s activities as described below. The amount of revenue is not considered to be reliably measurable until all contingencies relating to the sale have been resolved. The Group bases its estimates on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.
Revenue is recognised for the major business activities as follows:
i. Contract Revenue
Contract revenue and expenses are recognised in accordance with the percentage of completion method unless the outcome of the contract cannot be reliably estimated. Where it is probable that a loss will arise from a contract the excess of total expected contract costs over total expected contract revenue is recognised as an expense immediately.

Notes to the Financial Statements (cont.)
2. Summary of significant accounting policies (cont.)
e. Revenue recognition (cont.)
Where the outcome of a contract cannot be reliably estimated, contract costs are recognised as an expense when incurred, and where it is probable that the costs will be recovered, revenue is recognised to the extent of costs incurred.
Depending on the type of the contract, the stage of completion is measured by reference to labour hours incurred to date as a percentage of estimated total labour hours or by costs incurred to date as a percentage of estimated total costs for each contract. Revenue from cost plus contracts is recognised by reference to the recoverable costs incurred during the reporting period plus the percentage of fees earned.
The percentage of fees earned is measured by the proportion that costs incurred to date bear to the estimated total costs of the contract.
ii. Interest income
Interest income is recognised on a time proportion basis using the effective interest method. When a receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at the original effective interest rate of the instrument, and continues unwinding the discount as interest income. Interest income on impaired loans is recognised using the original effective interest rate.
f. Government grants
Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions.
Government grants relating to costs are deferred and recognised in the Statements of Comprehensive Income over the period necessary to match them with the costs that they are intended to compensate.
Government grants relating to the purchase of property, plant and equipment are included in non-current liabilities as deferred income and are credited to the Statements of Comprehensive Income on a straight-line basis over the expected lives of the related assets.
g. Income tax
The income tax expense or revenue for the period is the tax payable on the current period’s taxable income based on the national income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses.
Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit nor loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.
Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.
Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in controlled entities where the Company is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.
Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.
Current and deferred tax is recognised in profit or loss, except to the extent that it relates to items recognised in other comprehensive income or directly in equity. In this case, the tax is also recognised in other comprehensive income or directly in equity, respectively.
51     METAL STORM AR09

Notes to the Financial Statements (cont.)
2. Summary of significant accounting policies (cont.)
h. Leases
Leases of property, plant and equipment where the Group, as lessee, has substantially all the risks and rewards of ownership are classified as finance leases (note 26 26.b)). Finance leases are capitalised at the lease’s inception at the fair value of the leased property or, if lower, the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, are included in other short-term and long-term payables. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to the Statements of Comprehensive Income over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases is depreciated over the shorter of the asset’s useful life and the lease term.
Leases in which a significant portion of the risks and rewards of ownership are not transferred to the Group as lessee are classified as operating leases (note 26 (a)). Payments made under operating leases (net of any incentives received from the lessor) are charged to the Statements of Comprehensive Income on a straight-line basis over the period of the lease.
i. Business combinations
The purchase method of accounting is used to account for all business combinations, including business combinations involving entities or businesses under common control, regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given, equity instruments issued or liabilities incurred or assumed at the date of exchange plus costs directly attributable to the acquisition. Where equity instruments are issued in an acquisition, the fair value of the instruments is their published market price as at the date of exchange unless, in rare circumstances, it can be demonstrated that the published price at the date of exchange is an unreliable indicator of fair value and that other evidence and valuation methods provide a more reliable measure of fair value. Transaction costs arising on the issue of equity instruments are recognised directly in equity.
Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill (refer to note 2 (q) (i)). If the cost of acquisition is less than the Group’s share of the fair value of the identifiable net assets of the subsidiary acquired, the difference is recognised directly in the Statements of Comprehensive Income, but only after a reassessment of the identification and measurement of the net assets acquired.
Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity’s incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.
j. Impairment of assets
Goodwill and intangible assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash-generating units). Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at the end of each reporting period.
k. Cash and cash equivalents
For statement of cash flows presentation purposes, cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

Notes to the Financial Statements (cont.)
2. Summary of significant accounting policies (cont.)
I. Trade receivables
Trade receivables are initially recognised at fair value and are stated net of any provisions for impairment. Trade receivables are generally due for settlement within 30 days.
Collectibility of trade receivables is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off. A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation, and default or delinquency in payments (more than 30 days overdue) are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. Cash flows relating to short-term receivables are not discounted if the effect of discounting is immaterial. The amount of the provision is recognised in the Statements of Comprehensive Income in administrative expenditure.
The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognised in the Statements of Comprehensive Income within ‘administrative expenditure’. When a trade receivable is uncollectible, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited against administrative expenditure in the Statements of Comprehensive Income.
m. Investments and other financial assets
i. Classification
The Group classifies its investments in the following categories: financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments and available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and, in the case of assets classified as held-to-maturity, re-evaluates this designation at the end of each reporting period.
•	Financial assets at fair value through profit or loss
Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Derivatives are classified as held for trading unless they are designated as hedges. Assets in this category are classified as current assets.
•	Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those with maturities greater than 12 months after the end of the reporting period which are classified as non-current assets. Loans and receivables are included in trade and other receivables in the statement of financial position (note 0 and 12).
•	Held-to-maturity investments
Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group’s management has the positive intention and ability to hold to maturity. If the Group were to sell other than an insignificant amount of held-to-maturity financial assets, the whole category would be tainted and reclassified as available-for-sale. Held-to-maturity financial assets are included in non-current assets, except for those with maturities less than 12 months from the end of the reporting period, which are classified as current assets.
•	Available-for- sale investments
Available-for-sale financial assets, comprising principally marketable equity securities, are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless the investment matures or management intends to dispose of the investment within 12 months of the end of the reporting period. Investments are designated as available-for-sale if they do not have fixed maturities and fixed or determinable payments and management intends to hold them for the medium to long term.
ii. Recognition and derecognition
Regular purchases and sales of financial assets are recognised on trade date — the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognised at fair value and transaction costs are expensed in the Statements of Comprehensive Income. Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.
53     METAL STORM AR09

Notes to the Financial Statements (cont.)
2. Summary of significant accounting policies (cont.)
m. Investments and other financial assets (cont.)
iii. Recognition and derecognition (cont.)
When securities classified as available-for-sale are sold, the accumulated fair value adjustments recognised in equity are included in the Statements of Comprehensive Income as gains and losses from investment securities.
iv. Subsequent measurement
Loans and receivables and held-to-maturity investments are carried at amortised cost using the effective interest method.
Available-for-sale financial investments and financial assets at fair value through profit and loss are subsequently carried at fair value. Gains or losses arising from changes in the fair value of the ‘financial assets at fair value through profit or loss’ category are presented in the Statements of Comprehensive Income within other income or other expenses in the period in which they arise. Dividend income from financial assets at fair value through profit and loss is recognised in the Statements of Comprehensive Income as part of revenue when the Group’s right to receive payments is established.
Changes in the fair value of monetary securities denominated in a foreign currency and classified as available-for-sale are analysed between translation differences resulting from changes in amortised cost of the security and other changes in the carrying amount of the security. The translation differences related to changes in the amortised cost are recognised in profit or loss, and other changes in carrying amount are recognised in other comprehensive income. Changes in the fair value of other monetary and non-monetary securities classified as available-for-sale are recognised in other comprehensive income.
v. Fair value
The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), the Group establishes fair value by using valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models making maximum use of market inputs and relying as little as possible on entity-specific inputs.
vi. Impairment
The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. In the case of financial instruments classified as available-for-sale, a significant or prolonged decline in the fair value of a security below its cost is considered as an indicator that the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss — measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss — is removed from equity and recognised in the Statements of Comprehensive Income. Impairment losses recognised in the Statements of Comprehensive Income on instruments classified as available-for-sale are not reversed through the Statements of Comprehensive Income.
n. Derivatives
Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at the end of each reporting period.
o. Fair value estimation
The fair value of financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purposes.
The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and trading and available-for-sale securities) is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the Group is the current bid price.
The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at the end of each reporting period. Quoted market prices or dealer quotes for similar instruments are used for long-term debt instruments held.
The carrying value less impairment provision of trade receivables and payables are assumed to approximate their fair values due to their short-term nature. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

Notes to the Financial Statements (cont.)
2. Summary of significant accounting policies (cont.)
p. Property, plant and equipment
Property, plant and equipment is stated at historical cost less accumulated depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items. Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognised. All other repairs and maintenance are charged to the Statements of Comprehensive Income during the reporting period in which they are incurred.
Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to allocate their cost or revalued amounts, net of their residual values, over their estimated useful lives, as follows:

• Machinery	5 - 10 years
• Furniture, fittings and equipment	2 - 5 years
• Leasehold improvements	3 years
• Leased plant and equipment	1 - 5 years
The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.
An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (note 2 (j)).
Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in the Statements of Comprehensive Income. When revalued assets are sold, it is Group policy to transfer the amounts included in other reserves in respect of those assets to retained earnings.
q. Intangible assets
i. Goodwill
Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the net identifiable assets of the acquired subsidiary/associate at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisitions of associates is included in investments in associates. Goodwill is not amortised. Instead, goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired, and is carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.
Goodwill is allocated to cash-generating units for the purpose of impairment testing. Each of those cash-generating units represents the Group’s investment in each country of operation by each reporting segment.
ii. Research and development
Research expenditure is recognised as an expense as incurred. Costs incurred on development projects (relating to the design and testing of new or improved products) are recognised as intangible assets when it is probable that the project will, after considering its commercial and technical feasibility, be completed and generate future economic benefits and its costs can be measured reliably. The expenditure capitalised comprises all directly attributable costs, including costs of materials, services, direct labour and an appropriate proportion of overheads. Other development expenditures that do not meet these criteria are recognised as an expense as incurred. Development costs previously recognised as an expense are not recognised as an asset in a subsequent period. Capitalised development costs are recorded as intangible assets and amortised from the point at which the asset is ready for use on a straight-line basis over its useful life.
iii. Software
Purchased computer software licences are capitalised as intangible non-current assets where they have a useful economic life of more than one year. They are amortised on a straight line basis over the shorter of the term of the license and their useful economic life. Impairment testing is carried out annually where an indicator of impairment exists.
Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognised in profit or loss when the asset is derecognised. No gains or losses arising from derecognition of intangible assets were recognised in 2009 or 2008.
r. Trade and other payables
These amounts represent liabilities for goods and services provided to the Group prior to the end of financial year which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition.
55     METAL STORM AR09

Notes to the Financial Statements (cont.)
2. Summary of significant accounting policies (cont.)
s. Borrowings
Borrowings are initially recognised at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortised cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognised in the Statements of Comprehensive Income over the period of the borrowings using the effective interest method. Fees paid on the establishment of loan facilities, which are not an incremental cost relating to the actual draw-down of the facility, are recognised as prepayments and amortised on a straight-line basis over the term of the facility.
The fair value of the liability portion of a convertible bond is determined using a market interest rate for an equivalent non-convertible bond. This amount is recorded as a liability on an amortised cost basis until extinguished on conversion or maturity of the bonds. The remainder of the proceeds is allocated to the conversion option. This is recognised and included in shareholders’ equity, net of income tax effects.
Borrowings are removed from the statement of financial position when the obligation specified in the contract is discharged, cancelled or expired. The difference between the carrying amount of a financial liability that has been extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognised in the profit and loss.
Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the end of the reporting period.
t. Borrowing costs
Borrowing costs incurred for the construction of any qualifying asset are capitalised during the period of time that is required to complete and prepare the asset for its intended use or sale.
Other borrowing costs are expensed as incurred.
u. Provisions
Provisions for legal claims, service warranties and make good obligations are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount has been reliably estimated. Provisions are not recognised for future operating losses.
Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.
Provisions are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the end of the reporting period. The discount rate used to determine the present value reflects current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the passage of time is recognised as interest expense.
v. Employee benefits
i. Wages and salaries, annual leave and sick leave
Liabilities for wages and salaries, including non-monetary benefits, annual leave and accumulating sick leave expected to be settled within 12 months of the end of the reporting period are recognised in provisions in respect of employees’ services up to the end of the reporting period and are measured at the amounts expected to be paid when the liabilities are settled.
ii. Long service leave
The liability for long service leave is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the end of the reporting period using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the end of the reporting period on national government bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.
iii. Share-based payments
Share-based compensation benefits are provided to employees at the absolute discretion of the Board or via the Metal Storm Limited Employee Share Option Plan. Information relating to these schemes is set out in note 32.

Notes to the Financial Statements (cont.)
2. Summary of significant accounting policies (cont.)
v. Employee benefits (cont.)
The fair value of options or shares granted is recognised as an employee benefit expense with a corresponding increase in equity. The fair value is measured at grant date and recognised over the period during which the employees become unconditionally entitled to the options.
The fair value is determined based on grant date. For options, a Black-Scholes option pricing model is used that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.
iv. Post employment benefits
Superannuation is paid in Australia at a rate of 9% on the employee’s gross wage. 401k contributions are paid in the United States with matching contribution equal to 50% on the first 6% of the participant’s compensation.
v. Bonus plans
The group recognises a provision where contractually obliged or where there is a past practice that has created a constructive obligation.
w. Share-based payments
Share-based payments are recognised as expenses when the goods or services received in return for the share-based payment are received. Share-based payments are recognised as assets when the goods or services received in the transaction qualify for recognition as assets.
Share-based payments are measured at the value of the goods or services received. Where the goods or services received cannot be reliably measured the share-based payment is measured at fair value at grant date.
x. Contributed equity
Ordinary shares are classified as equity.
Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds. Incremental costs directly attributable to the issue of new shares or options for the acquisition of a business are not included in the cost of the acquisition as part of the purchase consideration.
y. Goods and services tax (GST)
Revenues, expenses and assets are recognised net of the amount of associated GST, unless the GST incurred is not recoverable from the taxation authority. In this case it is recognised as part of the cost of acquisition of the asset or as part of the expense.
Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST recoverable from, or payable to, the taxation authority is included with other receivables or payables in the statement of financial position.
Cash flows are presented on a gross basis. The GST components of cash flows arising from investing or financing activities which are recoverable from, or payable to the taxation authority, are presented as operating cash flow.
z. Earnings per share
i. Basic earnings per share
Basic earnings per share is calculated by dividing the profit attributable to owners of the Company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year.
ii. Diluted earnings per shares
Diluted earnings per share adjusts the figures used in determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares.
57     METAL STORM AR09

Notes to the Financial Statements (cont.)
2. Summary of significant accounting policies (cont.)
Notes to the Financial Statements (cont.)
aa. New accounting standards and interpretations
Certain new Australian accounting standards have been published that are not mandatory for 31 December 2009 reporting periods. The Group’s and the Company’s assessment of the impact of these new Australian accounting standards is set out below.

i.	AASB 2009-8 Amendments to Australian Accounting Standards — Group Cash-Settled Sharebased Payment Transactions [AASB 2] (effective from 1 January 2010)
The amendments made by the AASB to AASB 2 confirm that an entity receiving goods or services in a group share-based payment arrangement must recognise an expense for those goods or services regardless of which entity in the group settles the transaction or whether the transaction is settled in shares or cash. They also clarify how the group share-based payment arrangement should be measured, that is, whether it is measured as an equity or a cash-settled transaction. The group will apply these amendments retrospectively for the financial reporting period commencing on 1 January 2010. There will be no impact on the group’s or the parent entity’s financial statements.

ii.	AASB 2009-10 Amendments to Australian Accounting Standards — Classification of Rights Issues [AASB 132] (effective from 1 February 2010)
In October 2009 the AASB issued an amendment to AASB 132 Financial Instruments: Presentation which addresses the accounting for rights issues that are denominated in a currency other than the functional currency of the issuer. Provided certain conditions are met, such rights issues are now classified as equity regardless of the currency in which the exercise price is denominated. Previously, these issues had to be accounted for as derivative liabilities. The amendment must be applied retrospectively in accordance with AASB 108 Accounting Policies, Changes in Accounting Estimates and Errors. The group will apply the amended standard from 1 January 2011. As the group has not made any such rights issues, the amendment will not have any effect on the group’s or the parent entity’s financial statements.

iii.	AASB 9 Financial Instruments and AASB 2009-11 Amendments to Australian Accounting Standards arising from AASB 9 (effective from 1 January 2013)
AASB 9 Financial Instruments addresses the classification and measurement of financial assets and may affect the group’s accounting for its financial assets. The standard is not applicable until 1 January 2013 but is available for early adoption. The group is yet to assess its full impact. The group has not yet decided when to adopt AASB 9.

iv.	AASB Interpretation 19 Extinguishing financial liabilities with equity instruments and AASB 2009-13 Amendments to Australian Accounting Standards arising from Interpretation 19 (effective from 1 July 2010)
AASB Interpretation 19 clarifies the accounting when an entity renegotiates the terms of its debt with the result that the liability is extinguished by the debtor issuing its own equity instruments to the creditor (debt for equity swap). It requires a gain or loss to be recognised in profit or loss which is measured as the difference between the carrying amount of the financial liability and the fair value of the equity instruments issued. The group will apply the interpretation from 1 January 2011. The group is yet to assess its full impact.
3. Financial risk management
The Company’s and Group’s activities expose it to a variety of financial risks: market risk, credit risk and liquidity risk. The Company’s and Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the Company and Group.
The Company’s and Group’s principal financial instruments comprise cash, short-term deposits, finance leases, convertible notes and related embedded derivatives. It is, and has been throughout the period under review, the Company’s policy that no trading in financial instruments shall be undertaken.
a. Market risk
i. Foreign exchange risk
The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the US dollar.
The Group’s objective is to minimise the exposure to fluctuations in the foreign exchange rate on the Company’s monetary assets and liabilities. It is the Group’s policy to maintain minimum operating cash balances denominated in foreign currencies. Where practicable the Group will denominate its loans and receivables in Australian dollars.

Notes to the Financial Statements (cont.)
3. Financial risk management (cont.)
a. Market risk (cont.)
i. Foreign exchange risk
At the end of the reporting period the Group had cash balances equivalent to A$13,312 (2008: A$202,610), receivables equivalent to A$223,311 (2008: A $179,045) and payables equivalent A$327,536 (2008: A$90,830) denominated in foreign currencies. The Company had no foreign currency denominated cash balances, receivables or payables (2008: all nil).
At the end of the reporting period had the Australian dollar been weaker/stronger by 10% against the US dollar with all other variables remaining constant, the Group’s net loss and equity would have been lower/higher by $10,172 (2008: $20,905). The Company’s net monetary assets would remain unchanged.
ii. Fair value interest rate risk
The Company and Group has a significant level of interest bearing assets and liabilities which exposes it to interest rate risk. The Company and Groups objective is to minimise its exposure to interest rate risk. It is the Company’s and Group’s policy to invest surplus funds in the short term market and source funds at fixed interest rates wherever possible.
At the end of the reporting period the Group held deposits with a face value of $67,350 (2008: $8,571,292) and interest bearing loans of $4,551,879(2008: $22,387,275). The Company held deposits with a face value of $54,038 (2008: $8,368,682) and interest bearing loans of $4,543,596 (2008: $22,355,868).
All interest bearing deposits are at market rates current at the time of the deposit and have the interest rate revised periodically every 1 to 3 months. All interest bearing loans are at fixed rates.
During 2009, had interest rates risen/fallen proportionately by 10% on their actual 2009 levels with all other variables remaining constant, the Group’s net loss and equity would have been higher/lower by $13,683 (2008: $54,257 higher/lower) and the Company’s net loss and equity would have been higher/lower by $13,671 (2008: $51,002 higher/lower).
Sensitivity of loss to market risk (2009)

	Increase in	Decrease in	Increase in	Decrease in
	Group	Group	Company	Company
	Loss	Loss	Loss	Loss
	$	$	$	$
Risk Factor
2009 actual loss	(11,307,664)	(11,307,664)	(10,746,031)	(10,746,031)
(i) Australian Dollar (weaker)/stronger by 10% against the US Dollar	(10,172)	10,172	—	—
(ii) Interest rate increase/(decrease) by 10%	(13,683)	13,683	(13,671)	13,671

2009 loss after adjusting for market risk sensitivity factors	(11,331,519)	(11,283,809)	(10,759,702)	(10,732,360)

3. Financial Risk Management (cont.)
a. Market risk (cont.)
Sensitivity of shareholders deficiency to market risk (2009)

	Increase in	Decrease in	Increase in	Decrease in
	Group	Group	Company	Company
	Deficiency	Deficiency	Deficiency	Deficiency
	$	$	$	$
Risk Factor
2009 actual shareholders deficiency	(19,201,004)	(19,201,004)	(18,775,028)	(18,775,028)
(i) Australian Dollar (weaker) /stronger by 10% against the US Dollar	(10,172)	10,172	—	—
(ii) Interest rate increase/(decrease) by 10%	(13,683)	13,683	(13,671)	13,671

2009 total shareholder deficiency after adjusting for market risk sensitivity factors	(19,224,859)	(19,177,149)	(18,788,699)	(18,761,357)

59     METAL STORM AR09

Notes to the Financial Statements (cont.)
3. Financial risk management (cont.)
a. Market risk (cont.)
Sensitivity of loss to market risk (2008)

	Increase in	Decrease in	Increase in	Decrease in
	Group	Group	Company	Company
	Loss	Loss	Loss	Loss
	$	$	$	$
Risk Factor
2008 actual loss	(10,656,003)	(10,656,003)	(10,762,246)	(10,762,246)
(i) Australian Dollar (weaker)/stronger by 10% against the US Dollar	(20,905)	20,905	—	—
(ii) Interest rate increase/ (decrease) by 10%	(54,257)	54,257	(51,002)	51,002
(iii) Change in fair value of available-for-sale financial assets (increased)/decreased by 10%	(1,000)	1,000	(1,000)	1,000

2008 loss after adjusting for market risk sensitivity factors	(10,732,165)	(10,579,841)	(10,814,248)	(10,710,244)

Sensitivity of shareholders deficiency to market risk (2008)

	Increase in	Decrease in	Increase in	Decrease in
	Group	Group	Company	Company
	Deficiency	Deficiency	Deficiency	Deficiency
	$	$	$	$
Risk Factor
2008 actual shareholders deficiency	(13,193,265)	(13,193,265)	(13,287,399)	(13,287,399)
(i) Australian Dollar (weaker)/stronger by 10% against the US Dollar	(20,905)	20,905	—	—
(ii) Interest rate increase/ (decrease) by 10%	(54,257)	54,257	(51,002)	51,002
(iii) Change in fair value of available-for-sale financial assets (increased)/decreased by 10%	(1,000)	1,000	(1,000)	1,000

2008 total shareholder deficiency after adjusting for market risk sensitivity factors	(13,269,427)	(13,117,103)	(13,339,401)	(13,235,397)

b. Credit risk
Credit risk is managed on a Group basis. Credit risk arises from deposits with banks and financial institutions as well as credit exposure to customers, including outstanding receivables and committed transactions.
At the end of the reporting period the Group had deposits of $67,350 (2008: $7,571,292) and receivables of $337,963 (2008: $769,459). The Company had deposits of $54,038 (2008: $7,368,682) and receivables of $114,652 (2008: $929,172).
Credit risk on deposits is limited to the carrying value. The majority of the Group’s funds are held by the Company in deposits with Australian Financial Institutions. The Company has taken advantage of the Australian Government Guarantee Scheme for Large Deposits and Wholesale Funding on the full balance of all deposits held by the Company.
Customers are assessed individually on the credit quality of the customer, taking into account its financial position, past experience and other factors. At 31 December 2009, the Groups largest debtor was significantly outside terms, and the Group had to begin legal proceedings against the customer. The full amount of the receivable of $958,885 has been impaired.
At 31 December 2009 other customers totalling $193,230 were not past due and not impaired. These amounts have since been received.
Credit risk on the floating rate notes arises from any defaults or deterioration in the underlying portfolio. The portfolio is allowed eight default events before the principal is affected.

Notes to the Financial Statements (cont.)
3. Financial Risk Management (cont.)
c. Liquidity risk
The Group has a number of short term payment commitments that present a liquidity risk. The Group has procedures in place that forecast cash requirements and age deposit maturity dates to correlate to cash out flow obligations. It is the Groups policy to maintain flexibility in its investment decisions to enable it close out positions as needed and meet credit requirements.
Management reviews cash flow forecasts in light of the operating requirements of the Group and its obligations under the Trust Deed.
The following contractual maturity analysis of financial liabilities has the value of each liability presented as undiscounted.

		Later than	Later than
		one month	three months	Later than
	Not later	and not later	and not later	one year and
	than one	than three	than one	not later than
	month	Months	year	five years
Financial liability	$	$	$	$
Group – 2009

Payables	379,555	132,217	—	—
Finance Leases	664	1,327	4,599	8,556
Convertible Notes	—	—	—	19,239,143
Loan	—	326,714	—	—

Total	380,219	460,258	4,599	19,247,699

Group – 2008

Payables	90,537	—	—	—
Finance Leases	7,208	14,418	64,880	19,592
Convertible Notes	—	—	21,250,295	—
Loan	2,067,615	80,983	121,474	—

Total	2,165,360	95,401	21,436,649	19,592

		Later than	Later than
		one month	three months	Later than
	Not later	and not later	and not later	one year and
	than one	than three	than one	not later than
	month	months	year	five years
Financial liability	$	$	$	$
Company – 2009

Payables	121,714	132,217	—	—
Finance Leases	—	—	—	—
Convertible Notes	—	—	—	19,239,143
Loan	—	326,714	—	—

Total	121,714	458,931	—	19,239,143

Company – 2008

Payables	60,672	—	—	—
Finance Leases	6,350	12,701	57,154	—
Convertible Notes	—	—	21,250,295	—
Loan	2,067,615	80,983	121,474	—

Total	2,134,637	93,684	21,428,923	—

There is no material difference between the fair value and the carrying value of receivables, payables and convertible notes.
61     METAL STORM AR09

Notes to the Financial Statements (cont.)
3. Financial risk management (cont.)
d. Fair value estimation
The fair value of financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purposes.
As of 1 January 2009 the Group has adopted the amendments to AASB 7 Financial Instruments: Disclosures which requires disclosure of fair value measurements by level of the following fair value measurement hierarchy:
a)	Quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1);

b)	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices) (Level 2); and

c)	Inputs for the asset or liability that are not based on observable market data (unobservable inputs) (Level 3).
The following table presents the Group’s and Company’s assets and liabilities measured and recognised at fair value at 31 December 2009. Comparative information has not been provided as permitted by the transitional provisions of the new rules.
Group

	Level 1	Level 2	Level 3	Total
Liabilities	$	$	$	$
Conversion derivative	—	—	2,337,200	2,337,200

Total Liabilities	—	—	2,337,200	2,337,200

Company

	Level 1	Level 2	Level 3	Total
Liabilities	$	$	$	$
Conversion derivative	—	—	2,337,200	2,337,200

Total Liabilities	—	—	2,337,200	2,337,200

The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and trading and available-for-sale securities) is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the group is the current bid price. These instruments are included in level 1. The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined using valuation techniques. The group uses a variety of methods and makes assumptions that are based on market conditions existing at the end of each reporting period. Quoted market prices or dealer quotes for similar instruments are used to estimate fair value for long-term debt for disclosure purposes. Other techniques, such as estimated discounted cash flows, are used to determine fair value for the remaining financial instruments. The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows. The fair value of forward exchange contracts is determined using forward exchange market rates at the end of the reporting period. These instruments are included in level 2 and comprise debt investments and derivative financial instruments. In the circumstances where a valuation technique for these instruments is based on significant unobservable inputs, such instruments are included in level 3.

Notes to the Financial Statements (cont.)
3. Financial risk management (cont.)
d. Fair value estimation (cont.)
The following tables present the changes in level 3 instruments for the year ended 31 December 2009:

Conversion
derivative
Group	$
Opening balance	2,187,934
Transfer from interest bearing notes	—
Other decreases	(75,345)
Gains/(losses) recognised in profit or loss	224,611

Closing Balance	2,337,200

Conversion
derivative
Company	$
Opening balance	2,187,934
Transfer from interest bearing notes	—
Other decreases	(75,345)
Gains/(losses) recognised in profit or loss	224,611

Closing Balance	2,337,200

e. Capital risk management
The Group manages its capital risk to ensure that the Group will be able to continue as a going concern while maximising the return to stakeholders through optimisation of the debt and equity balance.
In order to maintain or adjust the capital structure, the Group and the Company may elect not to pay dividends to shareholders, issue new shares or sell assets to reduce debt.
The Group’s overall strategy remains unchanged from 2008.
The capital structure of the Group consists of debt, which includes borrowings disclosed in note 17 and 18, cash and cash equivalents disclosed in note 9 and equity attributable to owners of the parent, comprising contributed equity, reserves and accumulated losses as disclosed in notes 21, 22 and 23.
4. Critical accounting estimates and judgements
a. Embedded derivatives, convertible notes and attached options
The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The fair value is determined by the Company with reference to an external valuation report using a Black-Scholes options pricing model and taking into account the inherent benefits to the Noteholder outlined in the Trust Deed as well as scenario based Monte Carlo simulations and binomial tree simulations with weightings according to Pascals Triangle, using the assumptions detailed below:

Share price:	$0.02	(at 31 December 2009)
Exercise Price:	$0.15
Share price Volatility:	118.76%
Risk free rate:	4.4%
63     METAL STORM AR09

Notes to the Financial Statements (cont.)
4. Critical accounting estimates and judgements (cont.)
b. Revenue recognition
For revenue recognised on a percentage of completion basis the company must estimate the current stage to which each contract is complete. Depending on the type of the contract, the stage of completion is measured by reference to labour hours incurred to date as a percentage of estimated total labour hours or as costs incurred as a percentage of estimated total costs for each contract.
5. Segment information
a. Description of segments
Management has determined the operating segments based on reports reviewed by the Chief Executive Officer (CEO) that are used to make strategic decisions.
The CEO considers the business from a geographic perspective and has identified two reportable segments, Australia and the United States. The CEO monitors the performance in these two regions separately.
Revenue is the United States is generated through research and development contracts for the provision of services or products. Revenue is predominantly sourced from the United States government through Defense Departments. In 2009 and 2008 all revenue from external sources was derived from US Defense Departments.
b. Segment information provided to the Chief Executive Officer

			Inter-
			segment
	Australia	United States	eliminations	Consolidated
2009	$	$	$	$
Segment loss	(10,746,031)	(1,997,058)	1,435,425	(11,307,664)

Items included in segment loss
Revenue
Revenue from external customers	—	975,648	—	975,648
Interest revenue	136,708	125	—	136,833

Expenses
Interest expense	1 ,586,756	—	—	1,586,756
Accretion expense and transaction cost amortisation	4,061,085	—	—	4,061,085
Depreciation	136,094	25,971	—	162,065
Amortisation	22,472	—	—	22,472

Non-current segment assets	400,911	55,015	(2,920)	453,006

Total segment assets	569,601	262,959	(2,920)	829,640

Segment liabilities	19,344,629	22,570,649	(21,884,634)	20,030,644

Notes to the Financial Statements (cont.)
5. Segment information (cont.)
b. Segment information provided to the Chief Executive Officer (cont.)

			Inter-
			segment
	Australia	United States	eliminations	Consolidated
2008	$	$	$	$

Segment loss	(10,762,246)	(1,358,067)	1,464,310	(10,656,003)

Items included in segment loss
Revenue
Revenue from external customers	49,675	1,110,957	—	1,160,632
Interest revenue	1,000,811	39,888	—	1,040,699

Expenses
Interest expense	2,262,003	3,442	—	2,265,445
Accretion expense and transaction cost amortisation	4,103,693	—	—	4,103,693
Depreciation	146,355	23,486	—	169,841
Amortisation	28,775	22,290	—	51,065

Non-current segment assets	498,973	69,587	(2,920)	565,640

Total segment assets	8,806,828	463,616	(2,920)	9,267,524

Segment liabilities	22,094,227	21,367,716	(21,001,154)	22,460,789

c. Notes to and forming part of the segment information
i. Accounting policies
Segment information is prepared in conformity with the accounting policies of the entity as disclosed in note 2 (c) and AASB 8 Segment Reporting.
Segment revenues, expenses, assets and liabilities are those that are directly attributable to a segment and the relevant portion that can be allocated to the segment on a reasonable basis. Segment assets include all assets used by a segment and consist primarily of operating cash, receivables, property, plant and equipment and goodwill and other intangible assets, net of related provisions. Segment liabilities consist primarily of trade and other creditors, employee benefits and provisions. Segment assets and liabilities do not include income taxes.
ii. Inter-segment transfers
Segment revenues, expenses and results include transfers between segments. Such transfers are priced on an “arm’s-length” basis and are eliminated on consolidation.
65     METAL STORM AR09

Notes to the Financial Statements (cont.)
6. Revenue

	Consolidated		Company
	2009	2008	2009	2008
	$	$	$	$
Contract Revenue	964,272	1,109,411	—	—
Interest Revenue	136,833	1,040,699	136,708	1,000,811
Other	11,376	51,221	—	49,675

	1,112,481	2,201,331	136,708	1,050,486

7. Expenses
Net loss attributable to members of the parent includes the following expenses:

	Note		Consolidated		Company
			2009	2008	2009	2008
			$	$	$	$
Employee expenses
Wages and salaries			(3,901,523)	(3,566,615)	(2,318,526)	(2,146,736)
Post employment			(229,408)	(192,698)	(197,722)	(160,992)
Share-based payments	32	(d)	(22,230)	(36,832)	(22,230)	(36,832)
Directors fees			(197,499)	(250,215)	(197,499)	(250,215)
Other			(140,905)	(183,314)	(136,243)	(183,155)

Total employee expenses			(4,491,565)	(4,229,674)	(2,872,220)	(2,777,930)

Finance costs
Interest expense			(1,586,756)	(2,265,445)	(1,586,756)	(2,262,003)
Accretion expense			(3,184,692)	(3,238,228)	(3,184,692)	(3,238,228)
Transaction cost amortisation			(876,393)	(865,465)	(876,393)	(865,465)
Transaction costs expensed			(101,714)	—	(101,714)	—

Total finance costs			(5,749,555)	(6,369,138)	(5,749,555)	(6,365,696)

Depreciation and Amortisation
Depreciation			(162,065)	(169,841)	(136,094)	(146,355)
Amortisation			(22,472)	(51,065)	(22,472)	(28,775)

Total depreciation and amortisation			(184,537)	(220,906)	(158,566)	(175,130)

Rental expense relating to operating leases
Operating lease payments			(589,793)	(464,163)	(266,295)	(223,518)

Total lease payments			(589,793)	(464,163)	(266,295)	(223,518)

Impairment expense
Impairment reversal/(expense) of floating rate notes	10		75,000	(769,200)	75,000	(769,200)
Impairment of intercompany receivables			—	—	(606,015)	(2,161,184)

			75,000	(769,200)	(531,015)	(2,930,384)

Notes to the Financial Statements (cont.)
8.	Income tax
a.	Income tax expense

	Consolidated		Company
	2009	2008	2009	2008
	$	$	$	$
Current tax (benefit)	(2,724,940)	(2,640,250)	(2,277,326)	(2,379,736)
Deferred tax (benefit)	(218,219)	(334,330)	(497,343)	(626,716)
Adjustment for prior years	68,233	(235,758)	68,233	(235,758)
Deferred tax assets not recognised	2,874,926	3,210,338	2,706,436	3,242,210

	—	—	—	—

b.	Numerical reconciliation of income tax expense to prima facie tax payable

	Consolidated		Company
	2009	2008	2009	2008
	$	$	$	$
Loss before income tax	(11,307,664)	(10,656,003)	(10,746,031)	(10,762,246)

Tax at the Australia tax rate of 30% (2008:30%)	(3,392,299)	(3,196,801)	(3,223,809)	(3,228,674)

Tax effect of amounts which are not deductible (taxable) in calculating taxable income:
Research and development accounting costs	—	273,383	—	273,383
Research and development tax concession received	—	(102,519)	—	(102,519)
Entertainment	1,530	1,007	1,530	1,007
Fair value movement in embedded derivative	67,383	(1,086,205)	67,383	(1,086,205)
Gain on extinguishment	(733,614)	—	(733,614)	—
Non-deductible interest expense	80,492	148,571	80,492	148,571
Option costs expensed — employees	—	11,050	—	11,050
Borrowing costs accretion	1,044,872	970,805	1,044,872	970,805
Other	(11,523)	6,129	(11,523)	6,130

	(2,943,159)	(2,974,580)	(2,774,669)	(3,006,452)
Adjustment for prior years	68,233	(235,758)	68,233	(235,758)
Deferred tax assets not recognised	2,874,926	3,210,338	2,706,436	3,242,210

Income tax expense	—	—	—	—

67    METAL STORM AR09

Notes to the Financial Statements (cont.)
8.	Income tax (cont.)
c.	Unrecognised temporary differences
i.	Temporary differences for which deferred tax assets or deferred tax liabilities have not been recognised.

	Consolidated		Company
	2009	2008	2009	2008
	$	$	$	$
Sundry creditors and accruals	48,797	45,642	48,797	45,642
General accruals	626,083	687,885	626,083	687,885
Provision for doubtful debts	958,885	1,223,838	—	—
Employee entitlements	175,905	147,499	175,905	147,499
Asset retirement obligation	31,932	33,508	22,475	21,274
Lease make good	16,165	13,470	16,165	13,470
Deferred rent	16,056	46,355	—	2,936
S40-880 costs	234,095	460,845	234,095	460,845
Patent costs	3,796,804	3,986,834	3,796,804	3,986,834
Borrowing costs	—	311,111	—	311,111
Unrealised foreign exchange difference	829,410	—	829,410	—
Losses available for offset against future income	76,519,638	67,436,505	56,836,046	49,244,958
Capital losses available for offset against future income	915,000	—	915,000	—

Gross deferred income tax assets	84,168,770	74,393,492	63,500,780	54,922,454
Deferred tax liabilities
Unrealised foreign exchange differences	—	(744,610)	—	(773,915)
Interest receivable on available-for-sale financial assets	—	(53,200)	—	(53,200)

	84,168,770	73,595,682	63,500,780	54,095,339

Potential tax benefit @ 30%	25,250,631	22,078,705	19,050,234	16,228,602

8.	Income Tax (cont.)
c.	Unrecognised temporary differences (cont.)
ii.	Temporary differences for which deferred tax assets or deferred tax liabilities have not been recognised in relation to potential capital loss items.

	Consolidated		Company
	2009	2008	2009	2008
	$	$	$	$
Provision — investment in ProCam Machine LLC	1,917,387	1,917,387	1,917,387	1,917,387
Intercompany receivables	—	—	21,455,196	20,849,181
Impairment — Available-for-sale financial investments	—	—	—	990,000

	1,917,387	2,907,387	23,372,583	23,756,568

Potential tax benefit @ 30%	575,516	872,216	7,011,775	7,126,970

Notes to the Financial Statements (cont.)
8.	Income tax (cont.)
d.	Tax losses
The Group has the following tax losses arising in Australia and United States federal and state net operating loss carry-forwards:

	2009	2008
	$	$
Australian tax losses	56,836,046	49,244,958
United States federal net operating loss carry-forwards	18,286,837	19,284,262
United States state net operating loss carry-forwards	12,482,278	14,693,549
Australian tax losses are available indefinitely for offset against future taxable profits subject to the Company’s ability to satisfy the continuity of ownership test or same business test tax loss carry forward rules.
The U.S. federal and state net operating loss carry-forwards expire at various dates through 2028 and 2013, respectively.
9.	Current assets — Cash and cash equivalents

	Consolidated		Company
	2009	2008	2009	2008
	$	$	$	$
Cash at bank and on hand	67 350	1 571 292	54 038	1 368682
Short term deposits	—	6,000,000	—	6,000,000

	67,350	7,571,292	54,038	7,368,682

i.	Cash at bank and on hand
These accounts earn interest at standard business banking operating account rates with a weighted average interest rate at 31 December 2009 of 3.9%.
10.	Current assets — Available-for-sale financial investments

	Consolidated		Company
	2009	2008	2009	2008
	$	$	$	$
Floating rate notes:
Opening fair value	10,000	779,200	10,000	779,200
Disposal of investments	(85,000)	—	(85,000)	—
Net movement in equity on revaluation	—	—	—	—
Impairment (loss) gain	75,000	(769,200)	75,000	(769,200)

Closing Fair Value	—	10,000	—	10,000

11.	Current assets — Trade and other receivables

		Consolidated		Company
		2009	2008	2009	2008
	Note	$	$	$	$
Trade receivables		1,152,115	1,402,883	—	—
Other receivables		9,147	18,988	9,147	14,470
Security deposits	(i)	44,910	480,798	44,910	480,798
Goods and services tax recoverable		27,613	51,898	27,613	51,898
Interest receivable		—	53,200	—	53,200
Prepayments		34,384	336,663	32,982	328,807
Provision for doubtful debts		(958,885)	(1,223,838)	—	—

		309,284	1,120,592	114,652	929,173

(i)	Represents restricted cash deposits held as security for operating and finance lease commitments.
69	METAL STORM AR09

Notes to the Financial Statements (cont.)
11.	Current assets — Trade and other receivables (cont.)
The other categories within trade and other receivables do not contain impaired assets and are not past due. Based on the credit history of these other classes, it is expected that these amounts will be received when due.
Other receivables generally arise from transactions outside the usual operating activities of the Group. Interest may be charged at commercial rates where the terms of repayment exceed six months. Collateral is not normally obtained.

	Consolidated		Company
	2009	2008	2009	2008
	$	$	$	$
Opening balance	(1,223,838)	—	—	—
Provision created	—	(1,223,838)	—	—
Foreign exchange movement	264,953	—	—	—

Closing balance	(958,885)	(1,223,838)	—	—

The provision created relates to a single customer of the Group who is significantly outside terms. The full balance of the debt is not outside terms however in discussions with the customer, they have provided strong indications of their intention not to pay as well as an inability to repay all debts to the Group.
The Group has since initiated legal action against the customer in accordance with the provisions provided for dispute resolution contained in the contract. The Group is seeking immediate payment of the full receivable balance plus additional expenses and compensation. The receivable recognised in the financial statements is for the contract receivable only.
12.	Non-current assets — Trade and other receivables

		Consolidated		Company
		2009	2008	2009	2008
	Note	$	$	$	$
Trade receivables		—	—	—	—
Security deposits	(i )	28,679	34,202	—	—
Related party receivables:
Due from controlled entities	(ii)	—	—	18,782,179	1 7,346,754
Provision for impairment		—	—	(18,782,179)	(17,346,754)
Due from wholly owned entities	(ii)	—	—	2,824,990	3,654,400
Provision for impairment		—	—	(2,824,990)	(3,654,400)

		28,679	34,202	—	—

(i)	Represents restricted cash deposits held as security for operating and finance lease commitments.

(ii)	No fixed receivables terms, amounts are due on demand but not expected to be settled within 12 months.

Notes to the Financial Statements (cont.)
13.	Non-current assets — Property, plant and equipment
Consolidated

	Leasehold		Leased plant
	improve-	Plant and	and
	ments	equipment	equipment	Total
	$	$	$	$
At 1 January 2008
Cost	1 88,536	517,510	333,573	1,039,619
Accumulated depreciation	(56,828)	(293,319)	(33,212)	(383,359)

Net book amount	131,708	224,191	300,361	656,260

Year ended 31 December 2008
Opening net book amount	131,708	224,191	300,361	656,260
Additions		23,774		23,774
Disposals		(1,839)		(1,839)
Depreciation charge	(57,955)	(72,796)	(39,090)	(169,841)

Closing net book amount	73,753	173,330	261,271	508,354

At 1 January 2009
Cost	188,536	534,595	333,573	1,056,704
Accumulated depreciation	(114,783)	(361,265)	(72,302)	(548,350)

Net book amount	73,753	173,330	261,271	508,354

Year ended 31 December 2009
Opening net book amount	73,753	173,330	261,271	508,354
Additions		77,426		77,426
Transfers in / (out)		234,724	(234,724)	—
Disposals				—
Depreciation charge	(45,496)	(95,404)	(21,165)	(162,065)

Closing net book amount	28,257	390,076	5,382	423,715

At 31 December 2009
Cost	188,536	889,437	27,393	1,105,366
Accumulated depreciation	(160,279)	(499,361)	(22,011)	(681,651)

Net book amount	28,257	390,076	5,382	423,715

71    METAL STORM AR09

Notes to the Financial Statements (cont.)
13.	Non-current assets — Property, plant and equipment (cont.)
Company

	Leasehold		Leased plant
	improve-	Plant and	and
	ments	equipment	equipment	Total
	$	$	$	$
At 1 January 2008
Cost	188,536	375,125	306,180	869,841
Accumulated depreciation	(56,828)	(183,125)	(30,624)	(270,577)

Net book amount	131,708	192,000	275,556	599,264

Year ended 31 December 2008
Opening net book amount	131,708	192,000	275,556	599,264
Additions	—	21,899	—	21,899
Disposals	—	(1,839)	—	(1,839)
Depreciation charge	(57,955)	(57,776)	(30,624)	(146,355)

Closing net book amount	73,753	154,284	244,932	472,969

At 1 January 2009
Cost	188,536	390,336	306,180	885,052
Accumulated depreciation	(114,783)	(236,052)	(61,248)	(412,083)

Net book amount	73,753	154,284	244,932	472,969

Year ended 31 December 2009
Opening net book amount	73,753	154,284	244,932	472,969
Additions	—	60,504	—	60,504
Transfers in / (out)	—	234,724	(234,724)	—
Disposals	—	—	—	—
Depreciation charge	(45,496)	(80,390)	(10,208)	(136,094)

Closing net book amount	28,257	369,122	—	397,379

At 31 December 2009
Cost	188,536	685,564	—	874,100
Accumulated depreciation	(160,279)	(316,442)	—	(476,721)

Net book amount	28,257	369,122	—	397,379

Notes to the Financial Statements (cont.)
14. Non-current assets — Intangible assets and goodwill
Consolidated

	Software	Goodwill	Total
	$	$	$
At 1 January 2008
Cost	254,051	1,861,726	2,115,777
Accumulated amortisation	(179,902)	(27,574)	(207,476)
Accumulated impairment losses	—	(1,834,152)	(1,834,152)

Net book amount	74,149	—	74,149

Year ended 31 December 2008	74,149	—	74,149
Opening net book amount	—	—	—
Additions	—	—	—
Amortisation charge	(51,065)	—	(51,065)

Closing net book amount	23,084	—	23,084

At 1 January 2009
Cost	131,982	1,861,726	1,993,708
Accumulated amortisation	(108,898)	(27,574)	(136,472)
Accumulated impairment losses	—	(1,834,152)	(1,834,152)

Net book amount	23,084	—	23,084

Year ended 31 December 2009
Opening net book amount	23,084	—	23,084
Additions	—	—	—
Disposals	—	—	—
Amortisation charge	(22,472)	—	(22,472)

Closing net book amount	612	—	612

At 31 December 2009
Cost	89,291	1,861,726	1,950,017
Accumulated amortisation	(88,679)	(27,574)	(116,253)
Accumulated impairment loss	—	(1,834,152)	(1,834,152)

Net book amount	612	—	612

All capitalised software represents externally acquired software with a useful life of between 2 and 5 years amortised on a straight line basis.
No research and development costs have been capitalised as product maturation is still within the research stage, refer note 2 (q) (ii).
73           METAL STORM AR09

Notes to the Financial Statements (cont.)
14. Non-current assets — Intangible assets and goodwill (cont.)
Company

	Software	Goodwill	Total
	$	$	$
At 1 January 2008
Cost	89,290	—	89,290
Accumulated amortisation	(37,431)	—	(37,431)

Net book amount	51,859	—	51,859

Year ended 31 December 2008
Opening net book amount	51,859	—	51,859
Amortisation charge	(28,775)	—	(28,775)

Closing net book amount	23,084	—	23,084

At 1 January 2009
Cost	89,291	—	89,291
Accumulated amortisation	(66,207)	—	(66,207)

Net book amount	23,084	—	23,084

Year ended 31 December 2009
Opening net book amount	23,084	—	23,084
Amortisation charge	(22,472)	—	(22,472)

Closing net book amount	612	—	612

At 31 December 2009
Cost	89,291	—	89,291
Accumulated amortisation	(88,679)	—	(88,679)

Net book amount	612	—	612

All capitalised software represents externally acquired software with a useful life of between 2 and 5 years amortised on a straight line basis.
No research and development costs have been capitalised as product maturation is still within the research stage, refer note 2 (q) (ii).
15. Current liabilities — Trade and other payables

	Consolidated		Company
	2009	2008	2009	2008
	$	$	$	$
Trade payables	411,329	105,618	153,488	75,753
Deferred revenue	168,807	—	—	—
Accrued payables	796,233	1,011,320	726,540	950,356

	1,376,369	1,116,938	880,028	1,026,109

Related party payables:
Directors fees payable *	40,819	12,500	40,819	12,500

	1,417,188	1,129,438	920,847	1,038,609

*	Refer note 24 (d) for further details.

Notes to the Financial Statements (cont.)
16. Current liabilities — Conversion derivative

	Consolidated		Company
	2009	2008	2009	2008
	$	$	$	$
Balance at beginning of year	2,187,934	5,963,793	2,187,934	5,963,793
Conversion of convertible notes to shares	(75,345)	(155,177)	(75,345)	(155,177)
Fair value movement	224,611	(3,620,682)	224,611	(3,620,682)

Balance at end of year	2,337,200	2,187,934	2,337,200	2,187,934

The fair value movement represents the movement in the fair value of the liability arising from the ability of noteholders to convert their notes to shares. Refer to note 4 (a) for further information.
17. Current liabilities — Non-interest bearing loans and borrowings

		Consolidated		Company
		2009	2008	2009	2008
	Note	$	$	$	$
Convertible notes	i	11,496,248	—	11,496,248	—
Short term loan		326,714	—	326,714	—

		11,822,962	—	11,822,962	—

(i)	Secured by fixed and floating charge over the Company’s assets, matures 2011.
Refer to note 18 for further information on the convertible note terms.

	Consolidated		Company
	2009	2008	2009	2008
	$	$	$	$
Balance at beginning of year	—	—	—	—
Fair value of issue	11,070,869	—	11,070,869	—
Accretion expense	428,692	—	428,692	—
Transaction cost amortisation	—	—	—	—
Conversion of convertible notes to shares	(3,313)	—	(3,313)	—

Balance at end of year	11,496,248	—	11,496,248	—

	Consolidated		Company
	2009	2008	2009	2008
	Number	Number	Number	Number
Balance at beginning of year	—	—	—	—
Issued for interest bearing notes	109,504,140	—	109,504,140	—
Conversions	(32,769)	—	(32,769)	—

Balance at end of year	109,471,371	—	109,471,371	—

75           METAL STORM AR09

Notes to the Financial Statements (cont.)
18. Current liabilities — Interest bearing loans and borrowings

		Consolidated		Company
		2009	2008	2009	2008
	Note	$	$	$	$
Obligations under finance leases	(i )	5,344	203,699	—	195,977
Convertible notes	(ii)	4,065,240	16,263,964	4,065,240	16,263,964
Other loan	(ii)	—	2,236,034	—	2,236,034

		4,070,584	18,703,697	4,065,240	18,695,975

(i)	Secured (see note 0), matures 2009. See note 20 for non-current details.

(ii)	Unsecured, matures 2009.
i. Convertible Notes
The Company issued 203,703,704 10% coupon convertible notes to existing shareholders at the rate of one convertible note for every 2.675 existing shares to raise $27.5 million on 1 September 2006 under a renounceable rights issue. The issue was not fully subscribed by existing share holders and Harmony Investment Fund Limited or its nominees (“Harmony”) acquired 81.6% of the issue. This issue was made together with the offer of one new share option for every two convertible notes allotted, which resulted in 101,852,055 listed options being granted. In addition, 10 million options were issued to Harmony in consideration of a short term working capital loan and 65 million were issued as payment for Harmony’s commitment to underwrite the transaction under the Facilitation Agreement.
These notes had a maturity date of 1 September 2009.
On 31 July 2009, the Company obtained shareholder and noteholder approval to extend the maturity date to 1 September 2011 and bifurcate the notes into interest bearing and secured. At 31 July 2009, the previous notes were extinguished in accordance with the accounting policy at note 2 (m).
Interest bearing notes have the same terms and conditions as the original notes except for a maturity date of 1 September 2011.
The secured notes have a fixed and floating charge over the assets of the company and do not bear interest, otherwise they have the same conditions as the interest bearing notes. Upon issue of the secured notes, 5 unlisted options were issued to secured noteholders for every 7 secured notes held. Refer notes 22 and 32 (e).
The face value of both classes of notes is $0.135.

	Consolidated		Company
	2009	2008	2009	2008
	$	$	$	$
Balance at beginning of year	16,263,964	12,664,510	16,263,964	12,664,510
Accretion expense	2,754,798	3,236,015	2,754,798	3,236,015
Transaction cost amortisation	576,976	865,465	576,976	865,465
Movement on extinguishment of debt	(3,875,515)	—	(3,875,515)	—
Exchanged for secured notes	(11,070,869)	—	(11,070,869)	—
Conversion of convertible notes to shares	(584,114)	(502,026)	(584,114)	(502,026)

Balance at end of year	4,065,240	16,263,964	4,065,240	16,263,964

	Consolidated		Company
	2009	2008	2009	2008
	Number	Number	Number	Number
Balance at beginning of year	147,584,129	152,656,884	147,584,129	152,656,884
Conversions	(5,039,190)	(5,072,755)	(5,039,190)	(5,072,755)
Exchanged for secured notes	(109,504,140)	—	(109,504,140)	—

Balance at end of year	33,040,799	147,584,129	33,040,799	147,584,129

Notes to the Financial Statements (cont.)
18. Current liabilities — Interest bearing loans and borrowings (cont.)
i. Convertible notes (cont.)
The gain on extinguishment of debt is made up of the following amounts:

		Consolidated		Company
		2009	2008	2009	2008
		$	$	$	$
Movement on extinguishment of debt		3,875,516	—	3,875,516	—
Fair value of options issued to holders of secured notes	22	(1,407,907)	—	(1,407,907)	—

Gain on extinguishment of debt		2,467,609	—	2,467,609	—

19. Current liabilities — Provisions

		Onerous
		Lease
	Make Good	Contracts	Payroll	Total
	$	$	$	$
2009 — Consolidated
Carrying amount at 1 January 2009	33,508	195,575	147,499	376,582
Additional provisions recognised	—	—	(22,025)	(22,025)
Amounts used during the year	—	—	50,431	50,431
Foreign Exchange movements	(2,777)	(44,388)	—	(47,165)
Unwinding and discount rate adjustment	1,201	—	—	1,201

Carrying amount at 31 December 2009	31,932	151,187	175,905	359,024

2009 — Company
Carrying amount at 1 January 2009	21,274	—	147,499	168,773
Amounts used during the year	—	—	90,327	90,327
Additional provisions recognised	—	—	(61,921)	(61,921)
Foreign exchange movements	—	—	—	—
Unwinding and discount rate adjustment	1,201	—	—	1,201

Carrying amount at 31 December 2009	22,475	—	175,905	198,380

i. Make good provision
A provision is recognised to restore leased premises to their original condition as required by the lease agreements. The amount recognised represents the present value of the estimated cost to restore the premises. The provision has been calculated using a pre-tax discount rate of 11.035%.
ii. Onerous Lease Contract
Due to the sale of the assets of ProCam Machine LLC in 2005, the company ceased using the premises in Seattle WA, United States at that time. The Company then commenced discussions with the lessor who has indicated that they are prepared to terminate the lease early. The lease for these premises expired in June 2007 and to date the negotiations have not been finalised.
iii. Payroll
A provision has been recognised for payroll liabilities that include amounts payable for leave entitlements loaded for on costs.
77       METAL STORM AR09

Notes to the Financial Statements (cont.)
19. Current liabilities — Provisions (cont.)
iv. Amounts not expected to be settled within 12 months
The current provision for Onerous Lease Contracts represents a present obligation on the Group, however, based on past experience the Group does not expect to settle this amount within the next 12 months.

Amounts expected to be settled
	Within	After
	12 Months	12 Months
	$	$
Onerous lease contracts	—	151,187
20. Non-current liabilities — Interest bearing loans and borrowings

	Consolidated		Company
	2009	2008	2009	2008
	$	$	$	$
Obligations under finance leases	7,630	16,783	—	—

	7,630	16,783	—	—

Finance leases have a lease term of 3 years with no option to renew the leases or purchase the assets at the completion of the lease term. Some finance leases are secured through a cash deposit, see notes 0 and 12.

Notes to the Financial Statements (cont.)
21. Contributed equity

	Consolidated		Company
	2009	2008	2009	2008
	$	$	$	$
Ordinary shares — issued and fully paid	70,075,033	66,209,718	70,075,033	66,209,718

Movement in ordinary share capital

			Number of	Issue	Value
Details	Note	Date	shares	price	$
Opening Balance at 1/01/2008		01/01/2008	598,680,579		65,428,400

Conversion of notes	i	01/04/2008	7,683,897	$0.0600	470,479
Shares issued to employees		04/04/2008	160,000	$0.0600	9,600
Shares issued to consultant		04/04/2008	1,908,573	$0.0600	114,514
Conversion of notes	i	01/07/2008	1,890,000	$0.0500	76,028
Conversion of notes	i	01/10/2008	3,232,203	$0.0400	110,697
Closing balance at 31/12/2008		31/12/2008	613,555,252		66,209,718

Conversion of notes	i	01/01/2009	7,287,985	$0.0400	269,982
Conversion of notes	i	01/04/2009	7,278,292	$0.0400	287,738
Shares issued to employees		08/04/2009	950,000	$0.0390	37,050
Conversion of notes	i	01/07/2009	1,786,500	$0.0400	56,200
Shares issued in accordance with SPP	ii	31/07/2009	114,724,259	$0.0229	2,464,199
Exercise Unquoted Options	iii	30/09/2009	20,549	$0.0010	21
Conversion of notes	i	01/10/2009	2,423,417	$0.0200	48,851
Exercise Unquoted Options	iii	02/10/2009	26,632	$0.0010	27
Exercise Unquoted Options	iii	05/10/2009	156,500	$0.0010	157
Exercise Unquoted Options	iii	07/10/2009	494,679	$0.0010	495
Exercise Unquoted Options	iii	12/10/2009	44,008	$0.0010	44
Exercise Unquoted Options	iii	14/10/2009	159,102	$0.0010	159
Exercise Unquoted Options	iii	16/10/2009	68,859	$0.0010	69
Exercise Unquoted Options	iii	21/10/2009	44,699	$0.0010	45
Exercise Unquoted Options	iii	28/10/2009	191,478	$0.0010	191
Exercise Unquoted Options	iii	30/10/2009	430	$0.0010	0
Exercise Unquoted Options	iii	04/11/2009	30,263	$0.0010	30
Exercise Unquoted Options	iii	27/11/2009	1,870	$0.0010	2
Shares placement	iv	10/12/2009	17,142,857	$0.0175	300,000
Shares placement	iv	10/12/2009	6,666,666	$0.0150	100,000
Exercise Unquoted Options	iii	15/12/2009	28,625	$0.0010	29
Exercise Unquoted Options	iii	18/12/2009	26,064	$0.0010	26
Shares placement	iv	18/12/2009	18,750,000	$0.0160	300,000

Closing Balance at 31/12/2009		31/12/2009	791,858,986		70,075,033

(i)	Convertible notes issued under the 2006 Renounceable Rights Issue Prospectus converted at the lesser of $0.135 or 90% of the volume weighted average price of shares during the 30 business days immediate preceding the conversion date.

(ii)	The Share Purchase Plan opened on 15 June 2009 and closed on 3 July 2009. Shares were issued on 31 July 2009 upon the passing of resolutions at extraordinary Shareholder and Noteholder meetings.

(iii)	Issued with the secured notes on 24 September 2009.

(iv)	Issued to non related private investors.
79       METAL STORM AR09

Notes to the Financial Statements (cont.)
21. Contributed equity (cont.)
Movement in Listed Options

Number of
Options
At 1 January 2008	176,756,604
Exercise of options	—

At 31 December 2008	176,756,604
Expiry of options (i)	(176,756,604)

At 31 December 2009	—

The listed options had an exercise price of $0.15 and an expiry date of 1 September 2009.
22. Reserves

		Consolidated		Company
		2009	2008	2009	2008
		$	$	$	$
Unlisted option reserve		3,641,736	2,233,829	3,641,736	2,233,829
Share reserves		—	14,820	—	14,820
Listed option reserve		6,893,566	6,893,566	6,893,566	6,893,566
Revaluation translation reserve		—	—	—	—
Accumulated translation reserve		(65,278)	(106,801)	—	—

		10,470,024	9,035,414	10,535,302	9,142,215

Movements:

Unlisted option reserve
Balance at 1 January		2,233,829	2,221,417	2,233,829	2,221,417
New Issues		—	—	—	—
Expenses recognised	18	1,407,907	12,412	1,407,907	12,412

Balance at 31 December		3,641,736	2,233,829	3,641,736	2,233,829

Share reserves
Balance at 1 January		14,820	—	14,820	—
New Issues		(37,050)	—	(37,050)	—
Expenses recognised		22,230	14,820	22,230	14,820

Balance at 31 December		—	14,820	—	14,820

Listed option reserve
Balance at 1 January		6,893,566	6,893,566	6,893,566	6,893,566
Option issue costs		—	—	—	—

Balance at 31 December		6,893,566	6,893,566	6,893,566	6,893,566

Accumulated translation reserve
Balance at 1 January		(106,801)	(68,559)	—	—
Currency translation differences		41,523	(38,242)	—	—

Balance at 31 December		(65,278)	(106,801)	—	—

Notes to the Financial Statements (cont.)
22. Reserves (cont.)
Nature and purpose of reserves
i. Unlisted options reserve
The options reserve is used to record the share options issued to Directors, employees, consultants and owners.
ii. Share reserve
The share reserve is used to record the shares granted but not yet issued to Directors, employees and consultants.
iii. Listed options reserve
The listed options reserve is used to record the receipt on allotment of listed options issued under the renounceable rights issue.
iv. Accumulated translation reserve
The accumulated translation reserve is used to record the exchange differences arising from the translation of the financial statements of foreign subsidiaries whose functional currencies are different from the parent.
23. Accumulated losses

	Consolidated		Company
	2009	2008	2009	2008
	$	$	$	$
Balance at 1 January	(88,438,397)	(77,782,394)	(88,639,332)	(77,877,086)
Net loss	(11,307,664)	(10,656,003)	(10,746,031)	(10,762,246)

Balance at 31 December	(99,746,061)	(88,438,397)	(99,385,363)	(88,639,332)

24. Key management personnel disclosures
a. Key management personnel compensation

	Consolidated		Company
	2009	2008	2009	2008
	$	$	$	$
Short-term employee benefits	1,564,097	1,414,357	1,087,200	982,769
Post-employment benefits	86,139	68,494	72,576	56,101
Termination benefits	—	—	—	—
Share-based payments	4,680	10,595	4,680	10,595

	1,654,916	1,493,446	1,164,456	1,049,465

81       METAL STORM AR09

Notes to the Financial Statements (cont.)
24. Key management personal disclosures (cont.)
b. Equity instrument disclosures relating to key management personnel
i. Options provided as remuneration and shares issued on exercise of such options
Details of options provided as remuneration and shares issued on the exercise of such options, together with terms and conditions of the options, can be found on page 40.
ii. Option holdings
The numbers of options over ordinary shares in the company held during the financial year by each director of Metal Storm Limited and other key management personnel of the Group, including their personally related parties, are set out below.
2009

	Balance at	Granted as	On election			Balance at
	start of the	compen-	of secured			end of the	Vested and
Name	year	sation	notes	Exercised	Expired	year	exercisable	Unvested
Directors
TJ O’Dwyer	33,819	—	48,311	—	(33,819)	48,311	48,311	—
L J Finniear	1,000,000	—	—	—	—	1,000,000	1,000,000	—
J R Nicholls	—	—	—	—	—	—	—	—
T W Tappenden	—	—	—	—	—	—	—	—

Other key management personnel of the group
P R Wetzig	—	—	—	—	—	—	—	—
B I Farmer	—	—	—	—	—	—	—	—
P D Faulkner	200,000	—	—	—	—	200,000	200,000	—
D M Pashen	—	—	—	—	—	—	—	—

	1,233,819	—	48,311	—	(33,819)	1,248,311	1,248,311	—

2008

	Balance at			Balance at
	start of the	Granted as		end of the	Vested and
Name	year	compensation	Exercised	year	exercisable	Unvested
Directors
TJ O’Dwyer	33,819	—	—	33,819	33,819	—
L J Finniear	1,000,000	—	—	1,000,000	1,000,000	—
P D Jonson	—	—	—	—	—	—
J R Nicholls	—	—	—	—	—	—
T W Tappenden	—	—	—	—	—	—

Other key management personnel of the group
P R Wetzig	—	—	—	—	—	—
B I Farmer	—	—	—	—	—	—
P D Faulkner	200,000	—	—	200,000	200,000	—
D M Pashen	—	—	—	—	—	—
J Cronin	200,000	—	—	200,000	200,000	—

	1,433,819	—	—	1,433,819	1,433,819	—

All vested options are exercisable at the end of the year.

Notes to the Financial Statements (cont.)
24. Key management personnel disclosures (cont.)
b. Equity instrument disclosures relating to key management personnel (cont.)
iii. Share holdings
The numbers of shares in the company held during the financial year by each director of Metal Storm Limited and other key management personnel of the Group, including their personally related parties, are set out below.

	Balance at	Changes	Balance at
	start of the	during the	end of the
	year	year	year
2009

Directors
T J O’Dwyer	180,855	874,124	1,054,979
L J Finniear	—	447,062	447,062
J R Nicholls	—	—	—
T W Tappenden	—	—	—

Other key management personnel of the group
P R Wetzig	400	43,706	44,106
B I Farmer	100,000	218,531	318,531
P D Faulkner	—	—	—
D M Pashen	100,000	109,265	209,265

	381,255	1,692,688	2,073,943

2008

Directors
T J O’Dwyer	180,855	—	180,855
L J Finniear	—	—	—
P D Jonson	340,000	340,000	680,000
J R Nicholls	—	—	—
T W Tappenden	—	—	—

Other key management personnel of the group
P R Wetzig	400	—	400
B I Farmer	—	100,000	100,000
P D Faulkner	—	—	—
D M Pashen	—	100,000	100,000
J Cronin	—	—	—

	521,255	540,000	1,061,255

c. Loans to key management personnel
There were no loans to key management at 31 December 2009 or 31 December 2008.
d. Other transactions and balances with key management personnel
i. Directors’ fees
At 31 December the following Directors’ fees were payable to directors in relation to the financial year then ended:

	2009	2008
	$	$
T J O’Dwyer	13,333	—
J R Nicholls	15,000	12,500
T W Tappenden	12,486	—

	40,819	12,500

83       METAL STORM AR09

Notes to the Financial Statements (cont.)
25. Remuneration of auditors
During the year the following fees were paid or payable for services provided by the auditor of the Company, its related practises and non-related firms:
a. Audit Services

	Consolidated		Company
	2009	2008	2009	2008
	$	$	$	$
PricewaterhouseCoopers Audit and review of financial statements	341,500	445,330	341,500	445,330

Non-PricewaterhouseCoopers Audit and review of financial statements	—	—	—	—

	341,500	445,330	341,500	445,330

b. Non-audit Services

PricewaterhouseCoopers
Non-audit services	69,000	70,750	69,000	70,750

	69,000	70,750	69,000	70,750

26. Commitments
a. Operating leases
Future minimum rental payments under non-cancellable operating leases as at 31 December are as follows:

	Consolidated		Company
	2009	2008	2009	2008
	$	$	$	$
Within one year	138,494	442,874	—	126,620
After one year but not more than 5 years	—	161,771	—	—
More than 5 years	—	—	—	—

Total minimum lease payments	138,494	604,645	—	126,620

b. Finance leases
Future minimum lease payments under finance leases together with the present value of the net minimum lease payments are as follows:

	2009		2008
	Minimum	Present value	Minimum	Present value
	lease	of lease	lease	of lease
	payments	payments	payments	payments
	$	$	$	$
Consolidated
Within one year	6,590	5,344	219,517	203,699
After one year but not more than 5 years	8,556	7,630	19,594	16,783

Total minimum lease payments	15,146	12,974	239,111	220,482
Less amounts representing finance charges	(2,172)	—	(18,629)	—

	12,974	12,974	220,482	220,482

Company
Within one year	—	—	209,215	195,977
After one year but not more than 5 years	—	—	—	—

Total minimum lease payments	—	—	209,215	195,977
Less amounts representing finance charges	—	—	(13,238)	—

	—	—	195,977	195,977

Notes to the Financial Statements (cont.)
27. Related party transactions
a. Loans to/from related parties
Loans made to controlled entities, including wholly owned subsidiaries, outstanding at 31 December 2009 totalled $21,455,196. At 31 December 2008 these totalled $20,849,181. Loans were non-interest bearing and had no set repayment terms. At year end a provision for diminution in value has been taken up to the amount of $21,455,196 (2008: $20,849,181).

The expense recorded in the financial statements of the Company to 31 December 2009 was $606,015 and to 31 December 2008 was $2,161,184.
b. Transactions with related parties
During the year, Backwell Lombard Capital, a company of which Terry O’Dwyer is a principle, loaned the sum of $326,714 to Metal Storm Limited. The loan in unsecured, has no fixed repayment dates and does not bear interest. The full sum of the loan was outstanding at year end.
There have been no other related party transactions between the company and its Directors or Key Management Personnel, or ‘close members’ of their family, or any entities that they control, jointly control or significantly influence that require disclosure in the financial statements under accounting standard AASB 124.
28. Subsidiaries

	Country of	Percentage of equity held by the
	Incorporation	Group		Investment
		2009	2008	2009	2008
Metal Storm Inc.	USA	49%	49%	2,920	2,920
ProCam Machine LLC	USA	100%	100%	—	—
Metal Storm USA Limited	USA	100%	100%	—	—
Digigun LLC	USA	100%	100%	—	—
The structure of Metal Storm Inc. allows the Company to bid directly on US defence projects under the Small Business Innovation Research (SBIR) program as the ‘prime’ contractor, thus enabling revenue flows directly into the company. To be compliant with the requirements of the US Department of Defence, it was necessary to create Metal Storm Inc. as a 49% owned entity by Metal Storm Limited, and place the other 51% in trust for the benefit of Metal Storm Inc.’s US resident employees. For the purposes of financial reporting, Metal Storm continues to control Metal Storm Inc. and consolidates 100% of the assets and liabilities of this subsidiary.
29. Events occurring after the end of the reporting period
a. On 5 January 2010, the Company announced it had entered into an agreement in relation to a $20.2 million equity line of credit facility from UK based investment fund Global Emerging Markets (GEM) Global Yield Fund.
$700,000 has been advanced to the Company being the first tranche, which was completed on 10 February 2010.
Subsequently the Company can choose utilise the equity line of credit by issuing GEM a draw down notice. The issue of a draw down notice sparks a pricing period used to determine the level of funding to be provided to the Company.
A draw downs notice can be issued at a frequency of up to one draw down per 15 trading days. The Company can also choose, at its sole discretion, between the following two draw down types to suit its capital needs and market conditions at the time:
•	Type 1 — a cash advance of up to $400,000 (which can be increased to a maximum of $800,000 at the discretion of GEM); or

•	Type 2 — a cash advance equivalent to 700% of the 15-day average trading volume (GEM can elect to pay between 50% and 200% of this request).
The nature of the agreement means that the level of funding received under both draw down types is subject to adjustment events. An adjustment event will reduce the level of funding by 1/15th for every day an adjustment event occurs.
For type 1 draw downs, an adjustment event includes any day the VWAP in the pricing period is less than $0.01. For type 2 draw downs, an adjustment event includes any day the VWAP in the pricing period multiplied by 90% is less than $0.01 or any day where the number of shares traded is less than 25% of the average trading volume of the 15 trading days prior to the issue of the draw down notice.
85       METAL STORM AR09

Notes to the Financial Statements (cont.)
29. Events occurring after the end of the reporting period (cont.)
Shares will be issued to GEM at 90% of the 15 day volume weighted average price of the Company’s shares (VWAP) for the 15 trading days immediately following the date the Company issues a draw down notice (except Tranche One which is a 10 day VWAP). A trading day is defined as a day the Company’s shares are traded on the ASX. Approval is being sought for the issue of shares under this agreement at a meeting of Shareholders scheduled for 4 March 2010. In addition the Company will issue GEM one unlisted option for every five shares issued. Options will have a three-year term and an exercise price of $0.035. GEM’s funding will be supported by stock lending arrangements in the Company’s shares, which will be used by GEM to assist in funding the advances. GEM has entered into a stock lending agreement with Empire Equity Limited.
b. On 25 January 2010, the Company announced it had entered in to a Share Subscription Agreement for a further $700,000. $300,000 was received on that day and the balance of funds is due within one week of shareholder approval.
If Shareholders approve the subscription, then within one week after the Meeting to be held on 4 March 2010, the Company will issue $700,000 worth of ordinary shares at a price that is the lower of $0.018; or 90% of the VWAP over the 10 business days prior to the issue.
c. On 27 January 2010 the Company announced that the US Patent Office had allowed, and will grant, 5 patents that are material to the Company’s IP protection in the USA. These include a patent protecting inventions within the internal sealing of Metal Storm ammunition, a patent on weapons systems using selectable kinetic energy, and a patent protecting safety systems that detect when a projectile has moved in the barrel. Also included was an important patent protecting the target interception systems used by Metal Storm for missile and incoming projectile defence, plus a patent protecting Metal Storm’s set defence alternative to conventional minefields. These patents add measurably to the depth and breadth of Metal Storm’s patent protection in the USA.
30. Reconciliation of loss after income tax to net cash inflow from operating activities

	Consolidated		Company
	2009	2008	2009	2008
	$	$	$	$
Net Loss	(11,307,664)	(10,656,003)	(10,746,031)	(10,762,246)
Adjustments for:
Depreciation and amortisation	184,537	220,906	158,566	175,130
Accretion expense	3,183,491	3,236,015	3,183,491	3,236,015
Amortisation of transaction costs	576,976	865,465	576,976	865,465
Net loss on disposal of plant and equipment	—	1,159	—	1,159
Foreign exchange differences	87,508	(132,150)	—	—
Impairment loss on receivables	—	—	1,435,425	2,161,184
Fair value of services paid for via issue of options	—	12,412	—	12,412
Fair value of services paid for via issue of shares	—	138,935	—	138,935
Fair value adjustment to conversion derivative	224,611	(3,620,682)	224,611	(3,620,682)
Gain on extinguishment of debt	(2,467,609)	—	(2,467,609)	—
Impairment loss (gain) on AFS	(75,000)	—	(75,000)	—
Impairment loss on available-for-sale assets	—	769,200		769,200
Interest received	(136,833)	(1,040,700)	(136,708)	(1,000,811)

Changes in assets and liabilities:
(Increase) / decrease in trade and other receivables	461,352	1,445,602	465,496	393,637
(Increase) / decrease in prepayments	302,279	2,524	295,825	(11,444)
(Decrease) / increase in trade and other payables	287,751	(1,475,708)	(117,762)	(146,470)
(Decrease) / increase in provisions	(17,558)	74,421	29,607	50,668
(Decrease) / increase in other liabilities	(30,299)	(21,910)	(2,936)	(2,897)

Net cash used in operating activities	(8,704,228)	(10,180,514)	(7,153,819)	(7,740,745)

Notes to the Financial Statements (cont.)
31. Earnings per share
a. Basic and diluted earnings per share

	2009	2008
	$	$
Loss for the year	(11,307,664)	(10,656,003)

Basic and diluted earnings per share (cents per share)	(1.7)	(1.8)
b. Weighted average number of shares used as the denominator

	2009	2008
	Number	Number
Weighted average number of ordinary shares for basic and diluted earnings per share	679,369,524	607,713,288
c. Information concerning the classification of securities
The following table summarises the convertible notes, listed options and unlisted options that were not included in the calculation of weighted average number of ordinary shares because they are anti-dilutive.

	2009	2008
	Number	Number
Interest bearing convertible notes	33,040,799	147,584,129
Secured convertible notes	109,471,371	—
Listed options	—	176,756,604
Unlisted options	90,345,809	18,989,688
32. Share-based payments
a. Employee share option plan
The Company operates a discretionary Employee Share Option Plan (ESOP) to enable the Board to provide an incentive and to reward full time executives and employees for the key role that they will play in the future success of the Company. A summary of the terms of the plan is as follows:
Invitations to participate in the ESOP are at the absolute discretion of the Board. Any invitation shall specify the precise details of the invitation, such as maximum number of shares, date by which application must be made by the invitee, the exercise price and any conditions attached to the exercise of the option. The exercise price shall not be less than the market price of the Company’s shares on the date determined by the Board. The aggregate number of shares subject to options shall not exceed 5% of the Company’s shares then on issue. There are also individual limits on the number of options, which may be granted to employees.
The exercise period is the earlier of: (a) the third anniversary of the date of grant of the option; (b) the date on which any special circumstances including death, disability, redundancy, retirement or cessation of employment arise; (c) a takeover, compulsory acquisition, reconstruction, amalgamation or liquidation; and ending on the earliest of (d) the date which is 2 days before the tenth anniversary of the date of grant; (e) the last day before the first anniversary of the date on which any special circumstance arises; (f) the expiry of specific time frames set out in the Plan in relation to the circumstances in (c) above.
An option shall lapse upon expiry of the exercise period.
The Board may, at any time, cease making further offers or invitations but the subsisting rights of option holders shall not be affected.
There are currently no options issued under the ESOP.
b. Options issued under the constitution
The Board issues options not pursuant to the Employee Share Option Plan as part of executive and senior employee remuneration packages. Inclusion of options as part of a remuneration package is at the absolute discretion of the Board. Each employment contract or offer letter contains the specific details of the employees’ entitlement to options issued in this manner (refer to the audited Remuneration Report section of the Directors’ Report for details of employment contracts, pages 37 to 38). Specifically the number of options the employee is entitled to, the exercise price, the vesting date and the expiry date of the options are all outlined in the employee contract.
87    METAL STORM AR09

Notes to the Financial Statements (cont.)
32. Share-based payments (cont.)
b. Options issued under the constitution (cont.)
The exercise price shall not be less than the market price of the Company’s shares on the date of signing the employment contract. The aggregate number of shares subject to options shall not exceed 5% of the Company’s shares then on issue. There are also individual limits on the number of options, which may be granted to employees.
An option shall lapse upon expiry of the exercise period.
The fair value of employee benefits are estimated at the date of grant using the Black-Scholes option pricing model. The following inputs were used in determining the value of options.
Expected volatility — calculated using historical information for a period equivalent to the expected life of the option dated back from the grant date of the options. This has a range between 54% and 72% depending on grant date and expected life of the options.
Risk-free interest rate — based on the implied yield on zero coupon Australian Government bonds with a maturity equal to the expected life of the option.
Expected life of the option — range from four to eight years determined by the terms of the option agreement and managements’ assessment of when the option will be exercised.
Option exercise price — as per option terms.
Share price — share price at grant date of the option.
The following table illustrates the number and weighted average exercise price (WAEP) of share options granted during the year under the constitution.

	2009		2008
	Number	WAEP	Number	WAEP
Outstanding at the beginning of the year	18,989,688	0.30	19,044,688	0.30
Granted during the year	—	—	—	—
Expired during the year	(5,717,188)	0.43	(55,000)	0.54

Outstanding at the end of the year	13,272,500	0.24	18,989,688	0.30

Exercisable at the end of the year	8,272,500	0.37	13,989,688	0.40
No unlisted options were exercised during the period.
c. Shares issued at the discretion of the Board
The Board issues shares at their absolute discretion to employees as part of executive and employee remuneration packages.
The fair value of employee benefits are estimated at grant date based on the Company’s share price on that day.
d. Expenses arising from share based payment transactions

	Consolidated		Company
	2009	2008	2009	2008
	$	$	$	$
Options expense	22,230	12,412	22,230	12,412
Shares granted but not yet issued to employees	—	14,820	—	14,820
Shares granted and issued to employees	—	9,600	—	9,600

	22,230	36,832	22,230	36,832

Notes to the Financial Statements (cont.)
32. Share-based payments (cont.)
e. Other unlisted options issued
During the year the Company issued options as an incentive to entice existing interest bearing noteholders to elect to exchange their notes for secured, non interest bearing notes.
5 options were offered for every 7 secured notes held. A total of 78,217,067 were issued. These options have an expiry date of 24 September 2012 and an exercise price of $0.001.
Refer note 18 for further details.

	2009		2008
	Number	WAEP	Number	WAEP
Outstanding at the beginning of the year	—	0.001	—	—
Granted during the year	78,217,067	0.001		—
Exercised during the year	(1,293,758)	0.001	—	—

Outstanding at the end of the year	76,923,309	0.001	—	—

89    METAL STORM AR09

Notes to the Financial Statements (cont.)
32. Share-based payments (cont.)
f. Other unlisted options issued
At 31 December the following unlisted options were on issue:

	Exercise Price	2009	2008
Expiry Date	$	Number	Number
14 January 2009	0.400	—	125,000
02 February 2009	0.400	—	100,000
16 February 2009	0.400	—	14,438
24 February 2009	0.400	—	81,250
10 March 2009	0.400	—	8,250
31 March 2009	0.400	—	62,500
05 April 2009	0.400	—	29,500
14 April 2009	0.400	—	1,100,000
10 May 2009	0.400	—	25,000
08 June 2009	0.400	—	25,000
21 June 2009	0.400	—	3,225,000
21 June 2009	1.100	—	40,000
21 June 2009	1.150	—	200,000
30 June 2009	0.400	—	62,500
05 July 2009	0.400	—	75,000
14 July 2009	0.400	—	125,000
04 September 2009	0.400	—	31,250
30 September 2009	0.400	—	62,500
14 October 2009	0.400	—	125,000
24 November 2009	0.400	—	6,250
04 December 2009	0.400	—	31,250
07 December 2009	0.400	—	12,500
31 December 2009	0.400	—	150,000
18 March 2010	0.400	20,000	20,000
31 March 2010	0.400	200,000	200,000
21 June 2010	0.400	578,750	578,750
24 June 2010	0.400	1,990,000	1,990,000
30 June 2010	0.400	200,000	200,000
30 September 2010	0.400	200,000	200,000
31 December 2010	0.400	218,750	218,750
31 March 2011	0.400	193,750	193,750
28 April 2011	0.400	940,000	940,000
30 June 2011	0.400	818,750	818,750
02 July 2011	0.010	5,000,000	5,000,000
30 September 2011	0.400	125,000	125,000
27 October 2011	0.400	506,250	506,250
31 December 2011	0.400	193,750	193,750
08 March 2012	0.180	1,000,000	1,000,000
31 March 2012	0.400	193,750	193,750
30 June 2012	0.400	193,750	193,750
24 September 2012	0.001	76,923,309	—
30 September 2012	0.400	193,750	193,750
31 December 2012	0.400	168,750	168,750
31 March 2013	0.400	168,750	168,750
30 June 2013	0.400	168,750	168,750

		90,195,809	18,989,688

Directors’ Declaration
In the directors’ opinion:
a)	the financial statements and notes set out on pages 43 to 90 are in accordance with the Corporations Act 2001, including:
a.	complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements, and

b.	giving a true and fair view of the Company’s and Group’s financial position as at 31 December 2009 and of their performance for the year ended on that date, and
b)	there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.
The directors have been given the declarations by the chief executive officer and the chief financial officer required by section 295A of the Corporations Act 2001.
This declaration is made in accordance with a resolution of the directors.
On behalf of the Board
T J O’Dwyer
Director
Brisbane
Date: 26 February 2010
91    METAL STORM AR09

PricewaterhouseCoopers
ABN 52 780 433 757

Riverside Centre
123 Eagle Street
BRISBANE QLD 4000
GPO Box 150
BRISBANE QLD 4001
DX 77 Brisbane
Independent auditor’s report to the members of Metal Storm Limited	Australia Telephone +61 7 3257 5000 Facsimile +61 7 3257 5999
Report on the financial report
We have audited the accompanying financial report of Metal Storm Limited, which comprises the balance sheet as at 31 December 2009, and the income statement, statement of changes in equity and cash flow statement for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors’ declaration for both Metal Storm Limited and the consolidated entity (“Group”). The Group comprises the company and the entities it controlled at the year’s end or from time to time during the financial year.
Directors’ responsibility for the financial report
The directors of the company are responsible for the preparation and fair presentation of the financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In Note 2, the directors also state, in accordance with Accounting Standard AASB 101 Presentation of Financial Statements, that compliance with the Australian equivalents to International Financial Reporting Standards ensures that the financial report, comprising the financial statements and notes, complies with International Financial Reporting Standards.
Auditor’s responsibility
Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.
Our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the financial report.
Our audit did not involve an analysis of the prudence of business decisions made by directors or management.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions.
Independence
In conducting our audit, we have complied with the independence requirements of the Corporations Act 2001.
Liability limited by a scheme approved under Professional Standards Legislation

(continued)
Auditor’s opinion
In our opinion:
(a)	the financial report of Metal Storm Limited is in accordance with the Corporations Act 2001, including:
(i)	giving a true and fair view of the company’s and group’s financial position as at 31 December 2009 and of their performance for the year ended on that date; and

(ii)	complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Regulations 2001, and
(b)	the consolidated financial statements and notes and parent entity financial statements and notes also comply with International Financial Reporting Standards as disclosed in Note 2.
Significant Uncertainty Regarding Continuation as a Going Concern
Without qualifying our opinion, we draw attention to Note 1 in the financial statements which indicates there is significant uncertainty as to whether the company and the group will continue as a going concern and, therefore, whether it will realise its assets and extinguish its liabilities in the normal course of business and at the amounts stated in the financial report.
Report on the Remuneration Report
We have audited the Remuneration Report included in pages 34 to 40 of the directors’ report for the year ended 31 December 2009. The directors of the company are responsible for the preparation and presentation of the Remuneration Report in accordance with section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the Remuneration Report, based on our audit conducted in accordance with Australian Auditing Standards.
Auditor’s opinion
In our opinion, the Remuneration Report of Metal Storm Limited for the year ended 31 December 2009, complies with section 300A of the Corporations Act 2001.
PricewaterhouseCoopers

Robert Hubbard	Brisbane
Partner	Date 26 February 2010
93    METAL STORM AR09

ASX Additional Information
As at 30 March 2010
Number and class of all securities

	Note	Number
Ordinary Share Capital	(i)	1,020,647,296
Substantial Secured Convertible Notes	(ii)	109,385,265
Substantial Interest Bearing Convertible Notes	(ii)	32,800,799
Unlisted Options		54,103,521

(i)	All issued ordinary fully paid shares carry one vote per share.

(ii)	The Note Holder can elect to convert some or all of their convertible notes into ordinary shares which will carry one vote per share at the maturity date (1 September 2011).
Distribution of Holders of Equity Securities

					Number of
				Number of	interest
				secured	bearing
			Number of	convertible	convertibles
Number of Securities Held			shareholders	note holders	note holders
1	—	1,000	1,520	51	161
1,001	—	5,000	2,637	118	244
5,001	—	10,000	1,180	76	53
10,001	—	100,000	3,070	128	100
100,001 and over			1,146	19	17

			9,553	392	575

Holdings less than a marketable parcel			7,117	133	411

	Fully Paid
	Number	Percentage
Substantial Ordinary Shareholders
ANZ Nominees Limited	75,617,006	7.41
Mr James Michael O’Dwyer	57,011,770	5.59
National Nominees Limited	51,606,861	5.06

	184,235,637	18.06

Substantial Secured Convertible Note Holders
Citicorp Nominees Pty Limited	65,175,812	59.58
Harmony Investment Fund Ltd	32,726,847	29.82

	97,902,659	89.40

Substantial Interest Bearing Convertible Note Holders
PNG Ports Corporation Limited	22,500,000	68.60
Mr Andrew Winston Doyle	1 ,665,084	5.08

	24,165,084	73.68

Twenty Largest Holders of Substantial Ordinary Shares

			% of
			Issued
Name	Rank	Units	Capital
ANZ Nominees Limited <Cash Income A/C>	1.	75,617,006	7.41
Mr James Michael O’Dwyer	2.	57,011,770	5.59
National Nominees Limited	3.	51,606,861	5.06
Mr Andrew Winston Doyle	4.	45,569,568	4.46
Travis Reddy + Elina Reddy <Waypoint Superannuation A/C>	5.	27,900,794	2.73
Citicorp Nominees Pty Limited	6.	27,128,904	2.66
O’Dwyer Investments Pty Ltd	7.	23,687,184	2.32
Hsbc Custody Nominees (Australia) Limited — A/C 2	8.	15,704,589	1.54
Mrs Virginia Warnecke	9.	15,028,577	1.47
Mr Gordon Menzies Wilson	10.	12,025,695	1.18
Mr Peter Bicevskis	11.	6,000,000	0.59
Mr Robert Wilson	12.	5,912,767	0.58
Mr Zoran Ancevski	13.	5,650,512	0.55
Mr Tin Sheung Lau	14.	5,600,000	0.55
Mr Graham Bugden	15.	4,771,570	0.47
Mr David Jonathan Gregory	16.	4,600,000	0.45
Mr Paul Jason Melrose	17.	4,080,000	0.40
Reconia Pty Ltd <The Reconia S/F A/C>	18.	4,027,062	0.39
Mr Franc Joseph Evans	19.	4,000,000	0.39
Mr Gilbert Gavars	20.	4,000,000	0.39

		399,922,859	39.18

Twenty Largest Holders of Substantial Secured Convertible Notes

			% of
			Issued
Name	Rank	Units	Notes
Citicorp Nominees Pty Limited	1.	65,175,812	59.58
Harmony Investment Fund Ltd	2.	32,726,847	29.92
Nasfund Contributors Savings & Loan Society	3.	1 ,250,000	1.14
Mr Graham Bugden	4.	1 ,000,000	0.91
Ms Investments No 2 Pty Ltd	5.	1 ,000,000	0.91
Delphi Systems Pty Ltd	6.	514,280	0.47
Mr Michael Grant Ring	7.	492,595	0.45
Murrell AAA Pty Ltd	8.	402,112	0.37
Mrs Wendy O’more	9.	332,384	0.30
Lisab Pty Ltd	10.	260,000	0.24
Mr Dean Button	11.	243,292	0.22
Mr Roger Morgan	12.	205,472	0.19
Mrs Silke Panos + Mr Charles Panos	13.	197,129	0.18
Mr Conrad Silvester + Mrs Jane Eleanor Silvester <C & J Silvester S/Fund A/C>	14.	196,893	0.18
Mr Andrew Bugden	15.	150,000	0.14
Daydreamers Pty Ltd <The Daydreamers Fund A/C>	16.	130,076	0.12
Maxwild Pty Ltd <Maxwild Super Fund Account>	17.	119,995	0.11
Mr Michael Andrew Petty + Mrs Susan Lillian Petty <Msp Superannuation Fund A/C>	18.	112,308	0.10
Abbotsfield Pty Ltd <Bolte Super Fund A/C>	19.	108,398	0.10
Mr Ian Kenneth Liddell + Mrs Mirella Liddell <I&M Liddell Retire Fund A/C>	20.	100,000	0.09

		104,717,593	95.72

95    METAL STORM AR09

Twenty Largest Holders of Substantial Interest Bearing Convertible Notes

			% of
			Issued
Name	Rank	Units	Notes
Png Ports Corporation Limited	1.	22,500,000	68.60
Mr Andrew Winston Doyle	2.	1,665,084	5.08
Raibus Security Services Ltd	3.	1,051,961	3.21
Dupa Ltd	4.	861,775	2.63
Mr Alfred John Milani + Mrs Jennifer Jaye Milani <Potts Point Investments A/C>	5.	750,000	2.29
Keong Lim Pty Limited <Sk Lim Family A/C>	6.	313,247	0.95
Papua New Guinea Mama Graun Conservation Trust Fund Limited	7.	250,000	0.76
Mr Stephen David Veale	8.	201,870	0.62
Evangelical Church Of Papua New Guinea	9.	162,500	0.50
Mr Christopher Ian Wallin + Ms Fiona Kay Wallin + Ms Ann Catherine Wallin <Chris Wallin Superfund A/C>	10.	149,589	0.46
Mr Gabriel Berger	11.	145,612	0.44
ANZ Nominees Limited <Cash Income A/C>	12.	130,020	0.40
Ms Lorna May Backhouse	13.	119,193	0.36
Lindway Investments Pty Ltd	14.	118,303	0.36
Musirou Mandiol	15.	112,931	0.34
Mr Arthur Matthew Bugden + Mrs Wendy Joyce Bugden	16.	111,591	0.34
Mrs Lauren Maree Craig	17.	102,888	0.31
Minica Tolimanaram	18.	100,000	0.30
MacGlade Pty Ltd	19.	95,165	0.29
Integrated Sales & Marketing Pty Ltd	20.	88,864	0.27

		29,030,593	88.51

STORM

Metal Storm Limited
ABN 99 064 270 006

PO Box 3221
Darra QLD 4076
Australia

www.metalstorm.com

METAL STORM

97    METAL STORM AR09

Metal Storm Limited ABN 99 064 270 006

PO Box 3221 Darra Qld 4076 Tel: +61 (0) 7 3123 4700 Fax: +61 (0) 7 3217 0811

Web Site: www.metalstorm.com
Email Address: msau@metalstorm.com
Notice of Annual General Meeting and Explanatory Statement

Date:	Friday, 21 May 2010
Time:	11.00am
Place:	Cairns Room Australian Institute of Management Management House cnr Boundary & Rosa Streets Spring Hill Brisbane, Queensland Australia
Dear Shareholder
I am pleased to invite you to Metal Storm’s 2010 Annual General Meeting.
The meeting will be held at the Cairns Room, Australian Institute of Management, Management House, cnr Boundary and Rosa Streets, Spring Hill, Brisbane, Queensland, Australia, on Friday, 21 May 2010. The Annual General Meeting will commence at 11.00am but you will be able to register your attendance from 10.30am. Light refreshments will be available after the meeting.
At the meeting, our CEO Dr Lee Finniear and I will take the opportunity to update shareholders on our progress and outlook. I encourage you to read the Company’s 2009 Annual Report. It contains the Company’s financial statements (and notes) for the year ended 31 December 2009, the Directors’ Report and the Audit Report. These will be tabled and considered at the Annual General Meeting.
Included in the Directors’ Report is the remuneration report. This provides details of the remuneration paid to directors and executives of Metal Storm and other relevant information. Under the Corporations Act, shareholders will have a non-binding vote on the adoption of the remuneration report.
Shareholders are invited to submit written questions prior to the meeting. As usual, questions from the floor will also be welcome and addressed.
If you are unable to attend the meeting, I would encourage you to still participate by completing and returning the enclosed proxy form included with this Notice of Meeting. The proxy form can be returned to the Company’s share registry, Computershare Investor Services Pty Limited, in the enclosed reply paid envelope or by fax on +61 7 3237 2152. To be valid, your proxy must be received no later than 11.00am on Wednesday 19 May 2010.
On behalf of the directors of Metal Storm Limited, I look forward to your participation at our 2010 Annual General Meeting.
Yours sincerely
T J O’Dwyer
Chairman

Notice of Annual General Meeting
Metal Storm Limited
Notice of Annual General Meeting
The 2010 Annual General Meeting of Metal Storm Limited ACN 064 270 006 will be held at the Cairns Room, Australian Institute of Management, Management House, cnr Boundary & Rosa Streets, Spring Hill, Brisbane, Queensland, Australia on 21 May 2010 commencing at 11.00am.
ORDINARY BUSINESS
Item 1: Financial Statements and Reports
To receive and consider the Financial Statements and Reports of the Directors and the Auditor for the year ended 31 December 2009.
Item 2: Re-election of Director
To consider and, if thought fit, pass the following as an ordinary resolution:
“That Mr T J O’Dwyer, who retires by rotation in accordance with clause 16.1 of the Company’s Constitution, be re-elected as a Director of the Company.”
Item 3: Remuneration Report
To consider and, if thought fit, pass the following ordinary resolution in accordance with section 250R(2) of the Corporations Act:
“That the section of the Directors’ report in the 2009 annual report dealing with the remuneration of the Company’s Directors and senior executives described as ‘Remuneration Report’ be adopted.”
NB: Under section 250R(3) of the Corporations Act, the vote on this resolution is advisory only and does not bind the Directors or the Company.
SPECIAL BUSINESS
Item 4: Approval of issue of securities to GEM under Facility Agreement
To consider and, if thought fit, pass the following as an ordinary resolution:
“That for the purposes of ASX Listing Rule 7.1 and for all other purposes, Shareholders approve the issue of the following securities to GEM or its nominee in accordance with the terms of the Facility Agreement, details of which are set out in the Explanatory Statement:
a)	up to 320,000,000 Shares at an issue price determined in the manner set out in the Explanatory Statement; and

b)	up to 64,000,000 Unquoted Options.”
Item 5: Approval of previous issue of Shares to Travis Reddy
To consider and, if thought fit, pass the following as an ordinary resolution:
“That for the purposes of ASX Listing Rule 7.4 and for all other purposes, the previous issue of 27,900,794 Shares to Travis Reddy at an issue price of $0.014, details of which are set out in the Explanatory Statement, be authorised and approved.”

1

Notice of Annual General Meeting
Metal Storm Limited
Item 6: Approval of previous issue of Shares to Employees
To consider, and if thought fit, to pass the following as an ordinary resolution:
“That for the purposes of ASX Listing Rule 7.4 and for all other purposes, the previous issue of 2,022,592 Shares to Employees at an issue price of $0.014, details of which are set out in the Explanatory Statement, be authorised and approved.”
Item 7: Approval for issue of Shares to Employees
To consider, and if thought fit, to pass the following as an ordinary resolution:
“That for the purposes of ASX Listing Rule 7.1 and for all other purposes, Shareholders approve the issue of Shares to Employees, details of which are set out in the Explanatory Statement.”
Explanatory Statement
The accompanying Explanatory Statement forms part of this Notice of Annual General Meeting and should be read in conjunction with it.
The Glossary in the Explanatory Statement contains definitions of capitalised terms used in this Notice of Annual General Meeting and the Explanatory Statement.
Voting Entitlements
In accordance with Regulation 7.11.37 of the Corporations Regulations 2001 (Cth), the Board has determined that a person’s entitlement to vote at the Annual General Meeting will be the entitlement of that person set out in the register of Shareholders as at 7.00pm Brisbane, Australia time on Wednesday 19 May 2010. Accordingly, transactions registered after that time will be disregarded in determining Shareholders’ entitlement to attend and vote at the Annual General Meeting.
Voting Exclusion Statement
The Company will disregard any votes cast on:
•	item 4 by GEM and any of its associates;

•	item 5 by Travis Reddy and any of his associates; and

•	items 6 and 7 by an Employee and any of their associates.
However, the Company need not disregard a vote if:
•	it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

•	it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.
Proxies
Please note that:
(a)	a Shareholder entitled to attend and vote at the Annual General Meeting is entitled to appoint a proxy;

(b)	a proxy need not be a Shareholder of the Company;

(c)	a Shareholder may appoint a body corporate or an individual as its proxy;

(d)	a body corporate appointed as a Shareholder’s proxy may appoint an individual as its representative to exercise any of the powers that the body may exercise as the Shareholder’s proxy; and

2

Notice of Annual General Meeting
Metal Storm Limited
(e)	Shareholders entitled to cast two or more votes may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise, but where the proportion or number is not specified, each proxy may exercise half of the votes.
The enclosed proxy form provides further details on appointing proxies and lodging proxy forms. If a Shareholder appoints a body corporate as its proxy and the body corporate wishes to appoint an individual as its representative, the enclosed certificate of appointment of corporate representative should be completed and lodged in the manner specified below.
Corporate Representative
Any corporate Shareholder who has appointed a person to act as its corporate representative at the Annual General Meeting should provide that person with a certificate or letter executed in accordance with the Corporations Act authorising him or her to act as that company’s representative. The authority may be sent to the Company or its share registry in advance of the Annual General Meeting or handed in at the Annual General Meeting when registering as a corporate representative. An Appointment of Corporate Representative form is available from the Company’s share registry if required.
By Order of the Board of Directors
P R Wetzig, FCIS
Company Secretary
Metal Storm Limited
20 April 2010

3

Explanatory Statement
Metal Storm Limited
Explanatory Statement
This Explanatory Statement has been prepared for the information of Shareholders in relation to the business to be conducted at the Company’s 2010 Annual General Meeting.
This Explanatory Statement should be read in conjunction with the Notice of Annual General Meeting. Capitalised terms in this Explanatory Statement are defined in the Glossary.
Ordinary Business
Item 1 — Financial Statements and Reports
The Financial Statements of the Company and its controlled entities for the year ended 31 December 2009 and the reports of the Directors and the Auditors are set out in the 2009 Annual Report.
Item 2 — Re-election of Director
In accordance with ASX Listing Rule 14.4 and Rule 16.1 of the Constitution, at every Annual General Meeting at least one third of the Non-Executive Directors for the time being must retire from office by rotation and are eligible for re-election. The Directors to retire are those who have been in office for three years since their last election or who have been longest in office since their last election or, if the Directors were last elected on the same day, by agreement or ballot.
As the Company currently has three Non-Executive Directors, only one is required to retire at this Annual General Meeting.
Mr T J O’Dwyer retires by rotation at this Annual General Meeting and offers himself for re-election.
The remaining Directors recommend that Shareholders vote in favour of the re-election of Mr O’Dwyer.
Mr O’Dwyer’s profile is set out below.
Mr Terence J O’Dwyer, B Com, Dip Adv Acc, FCA, FAICD (Non-Executive Director)
Mr O’Dwyer, a chartered accountant, has been a Director of Metal Storm Limited since 1998. He is the Executive Chairman of Backwell Lombard Capital and a past chairman of BDO Kendalls, Chartered Accountants, where he was a partner for 27 years until his retirement in June 2005.
Mr O’Dwyer served as Executive Chairman of the Company for a short period in 2006. Prior to that he was a member of the Audit and Finance Committees of the Company. Mr O’Dwyer has also served as a Director of the following other publicly listed companies:
•	Bendigo Bank Limited,[1] appointed October 2000

•	Brumby’s Bakeries Holdings Limited (Chairman), appointed November 2003, resigned July 2007

•	MFS Limited (Chairman), appointed March 2005, resigned March 2007

•	Break Free Limited (Chairman), appointed June 2000, and resigned March 2005 on merger with MFS Limited

[1]	Denotes current directorship.
In the 2007 financial year, Mr O’Dwyer was Executive Chairman from 1 January until 19 February. Since that time he has been the Company’s Non-Executive Chairman.

4

Explanatory Statement
Metal Storm Limited
Item 3 — Remuneration Report
The Remuneration Report for the financial year ended 31 December 2009 is set out in the report of the Directors on pages 34 to 40 of the 2009 Annual Report.
The Remuneration Report sets out, in detail, the Company’s policy for determining remuneration for Directors and senior executives. It includes information on the elements of remuneration that are performance based, the performance hurdles that apply and the methodology used to assess satisfaction of those performance hurdles.
A reasonable opportunity will be provided for discussion of the Remuneration Report at the meeting. Whilst the Corporations Act requires this resolution to be put to a vote, the resolution is advisory only and does not bind the Directors or the Company.
Special Business
Item 4 — Approval of issue of securities to GEM under Facility Agreement
4.1 Background
At the general meeting held on 4 March 2010, Shareholders approved the issue of up to 520,000,000 Shares and up to 100,000,000 Unquoted Options to GEM under the Facility Agreement.
As set out in the notice that convened the general meeting on 4 March 2010, the Company applied to ASX for a waiver of ASX Listing Rule 7.3.2 to permit the issue of Shares and Unquoted Options to GEM in connection with future Drawdowns for a period of 15 months after that meeting.
As noted by the Chairman at the general meeting on 4 March 2010, ASX advised the Company on 3 March 2010 that it has declined to grant the Company a waiver of ASX Listing Rule 7.3.2. This means that the Company can still issue Shares and Unquoted Options to GEM however any issues that occur more than three months after the date of Shareholder approval (that is, after 4 June 2010) will be counted in the Company’s 15% limit under ASX Listing Rule 7.1. In the absence of a waiver of ASX Listing Rule 7.1, any issues of securities to GEM in excess of the Company’s 15% limit will require further Shareholder approval.
The Company is taking the opportunity at the Annual General Meeting to seek Shareholder approval to issue Shares and Unquoted Options to GEM under the Facility Agreement in the three month period after the Annual General Meeting so that these securities will not be counted in the Company’s 15% limit under ASX Listing Rule 7.1.
The Company expects to issue up to 43,000,000 Shares and 5,000,000 Unquoted Options to GEM under the Facility Agreement during April 2010 in accordance with the Shareholder approval obtained on 4 March 2010.
Before the Annual General Meeting (21 May 2010), it is likely that the Company will issue additional Shares and Unquoted Options to GEM under the terms of the Facility Agreement in accordance with the Shareholder approval obtained on 4 March 2010. The number of securities to be issued to GEM during this period is not yet known. This is due in part to the calculation of the issue price which only occurs shortly before the issue of Shares under the Facility Agreement.
Set out below are further details on the Facility Agreement and information required by the ASX Listing Rules. All of the information set out below was previously provided to Shareholders in the notice that convened the general meeting held on 4 March 2010.
4.2 Details of the Facility Agreement
On 31 December 2009, the Company entered into the Facility Agreement for GEM to provide a source of working capital for the Company. The Company may access up to $20.2 million over a three year period under the Facility Agreement. The Company will issue Shares in consideration for the amount it is paid by GEM.

5

Explanatory Statement
Metal Storm Limited
Shares under the Facility Agreement will be issued to GEM at a price per Share equal to 90% of the average closing trade price immediately after notice of a Drawdown is given to GEM and ending at 5.00pm 15 consecutive trading days later.
The funding under the Facility Agreement is conditional upon GEM entering into Share lending arrangements for each Drawdown. As a result, if shares are borrowed by GEM these Shares or those issued to GEM may be sold on ASX, which would increase the risk of downward pressure on the Company’s Share price.
The Company is seeking approval for the issue of Shares and Unquoted Options to GEM under the Facility Agreement to access the working capital.
For more detailed information about the Facility Agreement, please refer to Schedule 1: Summary of the Facility Agreement.
4.3 Unquoted Options
The Company has agreed to issue GEM one Unquoted Option for every five Shares issued under the Facility Agreement. The Unquoted Options will have a three year term and an exercise price of $0.035.
The Unquoted Options have different terms to the options currently issued by the Company. The Company does not intend to seek quotation of the Unquoted Options.
The terms of the Unquoted Options are set out in Schedule 2: Unquoted Option terms.
4.4 Number of securities to be issued under the Facility Agreement
The ASX Listing Rules require the Company to provide information about the maximum number of securities to be issued as a result of the Shareholder approval. See section 4.6 for further information about these requirements.
The actual number of Shares to be issued will depend on the level to which the Company needs to call on the funds available under the Facility Agreement, as well as the price at which any Shares will be issued in accordance with the mechanism set out in the Facility Agreement.
Example:
Assuming the Company was able to Drawdown $400,000 and had an average closing share price of $0.023 over the pricing period, the following number of Shares and Unquoted Options would need to be issued:

No. of Shares (NS)	=	400,000 90% x 0.023

NS	=	400,000 0.020

NS	=	20,000,000 Shares

No. of Unquoted Options (NUO)	=	20,000,000 5
NUO	=	4,000,000

6

Explanatory Statement
Metal Storm Limited
By way of further example, the following table sets out the maximum number of Shares that would be issued to GEM based on different aggregate average closing share prices and the total aggregate amount advanced under a Drawdown for the period:

Amount
advanced	Average closing share price
	$0.010	$0.013	$0.016	$0.019	$0.022	$0.025
$300,000	33,333,333	25,641,026	20,833,333	17,543,860	15,151,515	13,333,333
$350,000	38,888,889	29,914,530	24,305,556	20,467,836	17,676,768	15,555,556
$400,000	44,444,444	34,188,034	27,777,778	23,391,813	20,202,020	17,777,778
$800,000	88,888,889	68,376,068	55,555,556	46,783,626	40,404,040	35,555,556
Using the same assumptions, the maximum number of Unquoted Options would be as follows:

Amount
advanced	Average closing share price
	$0.010	$0.013	$0.016	$0.019	$0.022	$0.025
$300,000	6,666,667	5,128,205	4,166,667	3,508,772	3,030,303	2,666,667
$350,000	7,777,778	5,982,906	4,861,111	4,093,567	3,535,354	3,111,111
$400,000	8,888,889	6,837,607	5,555,556	4,678,363	4,040,404	3,555,556
$800,000	17,777,778	13,675,214	11,111,111	9,356,725	8,080,808	7,111,111
4.5 Approval under ASX Listing Rule 7.1
ASX Listing Rule 7.1 provides that without Shareholder approval, the Company must not issue or agree to issue equity securities comprising more than 15% of the Company’s issued capital as at 12 months before the date of issue of the relevant securities, subject to certain additions and subtractions.
Approval is sought under ASX Listing Rule 7.1 for item 4 so that the Shares and Unquoted Options issued to GEM under the Facility Agreement will not need to be counted in the Company’s 15% limit under ASX Listing Rule 7.1.

7

Explanatory Statement
Metal Storm Limited
4.6 Information required by ASX Listing Rule 7.3
For approvals under ASX Listing Rule 7.1, ASX Listing Rule 7.3 requires the Company to disclose certain information to Shareholders.

Maximum number of securities the entity is to issue[1]	a) up to 320,000,000 Shares b) up to 64,000,000 Unquoted Options

Date of issue	No later than three months after the date of the Annual General Meeting

Issue price	a) Calculated in accordance with the Facility Agreement and in any event, not less than $0.01[2]

b) Nil

Name of the allottee	GEM or its nominee

Terms of the securities	a) Fully paid ordinary shares b) As per Schedule 2

Use of funds	The Facility Agreement provides the Company with funding for approximately 22 to 34 months, depending on the size of each Drawdown. The split between compliance, administrative and product development/marketing (Commercialisation) costs will also vary based on the size of each Drawdown. However, if the facility performs as expected, the Company anticipates that approximately 60% of the Drawdown funds will be channelled into Commercialisation.

Date of allotment	a) Shares in connection with future Drawdowns will be allotted progressively

b) Unquoted Options will be allotted progressively

[1]	The Company has adopted these maximum numbers to satisfy the requirements of ASX Listing Rule 7.3.1. See section 4.4 for further information about the number of securities that may be issued under the Facility Agreement.

[2]	If the issue price is less than 80% of the average market price over the last five trading days before the day on which the issue is made, the Shares issued will not be excluded for the purposes of ASX Listing Rule 7.1 and those Shares will be counted towards any calculation of the 15% limit for the purposes of ASX Listing Rule 7.1.
4.7 Directors’ recommendation
The Directors unanimously recommend that Shareholders vote in favour of item 4.
Item 5 — Approval of previous issue of Shares to Travis Reddy
5.1 Background
Under the Subscription Agreement, Travis Reddy subscribed for 27,900,794 Shares at an issue price of $0.014 per Share on 29 March 2010.
The $400,000 raised under the Subscription Agreement was used by the Company for working capital.
Under item 5, the Company is seeking Shareholder approval for the issue of Shares to Travis Reddy under the Subscription Agreement for the purposes of ASX Listing Rule 7.4.
5.2 Approval under ASX Listing Rule 7.4
As noted in section 4.5, the Company cannot issue equity securities comprising more than 15% of its issued capital as at the 12 months before the date of issue of the relevant securities without Shareholder approval. In calculating the 15% limit, the Company is not required to include any securities issued with the approval of Shareholders for the purposes of ASX Listing Rule 7.1.

8

Explanatory Statement
Metal Storm Limited
Under ASX Listing Rule 7.4, an issue of securities without approval under ASX Listing Rule 7.1 will be treated as having been made with Shareholder approval for the purposes of ASX Listing Rule 7.1 if the original issue did not breach the 15% limit under ASX Listing Rule 7.1 and Shareholders subsequently approve the issue.
The Company is seeking Shareholder approval under item 5 for the issue of 27,900,794 Shares to Travis Reddy under the Subscription Agreement.
5.3 Information required by ASX Listing Rule 7.5
For approvals under ASX Listing Rule 7.4, ASX Listing Rule 7.5 requires the Company to disclose certain information to Shareholders.

Number of securities issued	27,900,794 Shares
Date of issue	29 March 2010
Issue price	$0.014
Terms of the issue	Fully paid ordinary shares
Name of allottee	Travis Reddy
Use of funds	Working capital
The Directors unanimously recommend that Shareholders vote in favour of item 5.
Items 6 and 7 — Employee Share issues
6.1 Background
Over the last three years, the Company has encouraged ownership of Shares among its staff. As a part of this initiative, in each of the last three years the Company has issued small parcels of Shares to staff as a performance bonus instead of cash.
In mid-2009, given the Company’s circumstances and the need to encourage key staff retention, the Company offered a cash bonus of 10% of base salary to staff that exhibited strong performance and commitment to the Company during its capital raising process (Bonus Scheme). Entitlements under the Bonus Scheme are payable upon the Company completing a major capital raising. The Chief Executive Officer and Chief Financial Officer are not entitled to participate in the Bonus Scheme.
Although the Facility Agreement was not considered to be a major capital raising for the purpose of the Bonus Scheme, the Company considered that:
•	it was nonetheless a significant milestone for the Company; and

•	eligible staff should be offered the opportunity to elect to receive Shares to the value of their cash entitlement immediately, in lieu of any future entitlement they may have to receive cash under the Bonus Scheme in the event of a major capital raising.
Eleven staff members were eligible to participate in the Bonus Scheme. Nine staff members (Employees) elected to receive Shares in lieu of any future entitlement to receive cash under the Bonus Scheme. Two staff members elected to retain their future entitlement to receive cash under the Bonus Scheme.
The Company intends to issue Shares under this arrangement to Employees in two tranches, being on 12 April 2010 and 24 May 2010 respectively.

9

Explanatory Statement
Metal Storm Limited
Accordingly, the Company seeks Shareholder approval for:
•	the previous issue of Shares to Employees on 12 April 2010 under ASX Listing Rule 7.4 (item 6); and

•	the proposed issue of Shares to Employees on 24 May 2010 under ASX Listing Rule 7.1 (item 7).
6.2 Item 6 — approval under ASX Listing Rule 7.4
As noted in section 4.5, the Company cannot issue equity securities comprising more than 15% of its issued capital as at the 12 months before the date of issue of the relevant securities without Shareholder approval. In calculating the 15% limit, the Company is not required to include any securities issued with the approval of Shareholders for the purposes of ASX Listing Rule 7.1.
Under ASX Listing Rule 7.4, an issue of securities without approval under ASX Listing Rule 7.1 will be treated as having been made with Shareholder approval for the purposes of ASX Listing Rule 7.1 if the original issue did not breach the 15% limit under ASX Listing Rule 7.1 and Shareholders subsequently approve the issue.
The Company is seeking Shareholder approval under item 6 for the issue of the first tranche of 2,022,592 Shares to Employees on 12 April 2010.
6.3 Item 6 — information required by ASX Listing Rule 7.5
For approvals under ASX Listing Rule 7.4, ASX Listing Rule 7.5 requires the Company to disclose certain information to Shareholders.

Number of securities issued	2,022,592 Shares
Date of issue	12 April 2010
Issue price	$0.014
Terms of the issue	Fully paid ordinary shares
Name of allottees	Employees who have accepted the Company’s offer to participate in the Bonus Scheme
Use of funds	No funds were raised from the issue
6.4 Item 7 — approval under ASX Listing Rule 7.1
As noted in section 4.5, the Company cannot issue equity securities comprising more than 15% of its issued capital as at 12 months before the date of issue of the relevant securities without Shareholder approval. In calculating the 15% limit, the Company is not required to include any securities issued with the approval of Shareholders for the purposes of ASX Listing Rule 7.1.
Approval is sought under ASX Listing Rule 7.1 for item 7 so that the Shares to be issued to Employees will not need to be counted in the Company’s 15% limit under ASX Listing Rule 7.1.

10

Explanatory Statement
Metal Storm Limited
In the second tranche of Shares to be issued to Employees, the Company has agreed to issue $22,159 worth of Shares based on the volume weighted average price of Shares in the 15 trading days before issue. Until the issue price is determined, the number of Shares to be issued cannot be stated with certainty. However, the examples below are provided to show the number of Shares that may be issued:

Issue price	Number of Shares to be issued
$0.010	2,215,900
$0.013	1,704,538
$0.016	1,384,938
$0.019	1,166,263
$0.022	1,007,227
$0.025	886,360
If item 7 is not passed, the Company will still issue the $22,159 worth of Shares to Employees, however, the number of Shares issued will be counted in the Company’s 15% limit under ASX Listing Rule 7.1.
6.5 Item 7 — information required by ASX Listing Rule 7.3
For approvals under ASX Listing Rule 7.1, ASX Listing Rule 7.3 requires the Company to disclose certain information to Shareholders.

Maximum number of securities the entity is to issue (or formula for calculating the number)	Shares with a total issue price of $22,159, calculated using the formula below:

22,159 issue price (defined below)

Date of issue	24 May 2010

Issue price	Calculated as the volume weighted average price of Shares in the 15 trading days before issue[1]

Name of the allottee	Employees who have accepted the Company’s offer to participate in the Bonus Scheme

Terms of the securities	Fully paid ordinary shares

Use of funds	No funds will be raised from the issue

Date of allotment	24 May 2010

1 If the issue price is less than 80% of the average market price over the last five trading days before the day on which the issue is made, the Shares issued will not be excluded for the purposes of ASX Listing Rule 7.1 and those Shares will be counted towards any calculation of the 15% limit for the purposes of ASX Listing Rule 7.1.
6.6 Directors’ recommendation
The Directors unanimously recommend that Shareholders vote in favour of items 6 and 7.

11

Explanatory Statement
Metal Storm Limited
Glossary
In this Explanatory Statement, the following terms have the following meaning unless the context otherwise requires:

ASX	ASX Limited ACN 008 624 691 or where the context requires, the securities exchange it operates.

Board	Board of Directors.

Bonus Scheme	The bonus scheme described in section 6.1.

Company	Metal Storm Limited ABN 99 064 270 006.

Constitution	Constitution of the Company.

Corporations Act	Corporations Act 2001 (Cth).

Director	Director of the Company.

Drawdown	an exercise by the Company of its entitlement under the Facility Agreement to require GEM to subscribe for (or to cause another person to subscribe for) Shares.

Employee	an employee of the Company who has accepted the offer to be issued Shares in lieu of any future entitlement they may have to receive cash under the Bonus Scheme.

Facility Agreement	the GEM Equity Line Facility Agreement between GEM, GEM Investment Advisors, Inc. and the Company dated 31 December 2009.

GEM	GEM Global Yield Fund Ltd.

Shareholders	persons whose names are entered in the register of Shares, maintained by or on behalf of the Company.

Shares	fully paid ordinary shares in the capital of the Company.

Subscription Agreement	the subscription agreement between the Company and Travis Reddy dated 11 March 2010, details of which are set out in section 5.1 of the Explanatory Statement.

Unquoted Options	options to be issued to GEM, the terms and conditions of which are set out in Schedule 2.

12

Explanatory Statement
Metal Storm Limited
Schedule 1
Summary of Facility Agreement
1	General
(a)	Subject to satisfaction of the Conditions below, the Company may require GEM, for a period of three years ending on 31 December 2012, to subscribe for (or cause to be subscribed for) Shares not exceeding $20.2 million.

(b)	The Company agrees that while it has the right to Drawdown under the Facility Agreement, it will not enter into any other agreement, similar to the Facility Agreement, which requires a financial investor to subscribe for Shares in a structured way over time without the prior written consent of GEM. This restriction does not prevent the Company from raising funds from one-off equity placements, rights issues or share purchase plans.
2	Conditions
(a)	GEM is not obliged to subscribe for Shares unless certain conditions have been satisfied, including:
(i)	certain approvals, including Shareholder approval, have been obtained;

(ii)	the Shares were continuously quoted during the ten trading days prior to the date of the Drawdown and there was no actual or threatened trading halt or suspension of Shares from quotation;

(iii)	GEM has entered into a Share lending agreement with a Share lender for the prescribed number of Shares.
3	Drawdowns
(a)	The Company may give a notice to GEM requesting a Drawdown (Drawdown Notice). Once a Drawdown Notice is given, a Pricing Period (see below) commences and a second Drawdown Notice cannot be given. This means that the Company can only issue one Drawdown Notice every 15 trading days.

(b)	The Company can elect to issue a Drawdown Notice for either:
(i)	Type 1 Drawdown: being for $400,000; or

(ii)	Type 2 Drawdown: being 700% of the average daily number of Shares traded on ASX during the 15 trading days prior to and excluding the date of the Drawdown Notice, excluding any Shares traded on any day during that period when the closing trade price of the Shares was less than $0.01.
(c)	GEM has the right in its absolute discretion (but not the obligation) to:
(i)	for a Type 1 Drawdown: increase the proposed number of Shares under the Drawdown Notice (Proposed Drawdown Shares) by up to 100%; or

(ii)	for a Type 2 Drawdown: reduce the number of Proposed Drawdown Shares by up to 50% or increase the Proposed Drawdown Shares by up to 200%, except that GEM cannot require the Company to issue any Shares to GEM or its nominee if to do so would be in breach of any Australian law or the ASX Listing Rules.
4	Pricing
(a)	If GEM is required to subscribe for Shares under the Facility Agreement, it must do so at a subscription price per Share equal to 90% of the average closing trade price immediately after a Drawdown Notice is given and ending at 5:00 pm 15 consecutive trading days later (Pricing Period).

(b)	Based on a mechanism in the Facility Agreement, the minimum price at which the Company is required to issue Shares to GEM is agreed between the Company and GEM at the time the Company gives a Drawdown Notice but will not be less than $0.01 per Share (Threshold Price).

(c)	For a Type 1 Drawdown, the pricing mechanism disregards the closing trade price on any day during the Pricing Period where either of the following occurs:

13

Explanatory Statement
Metal Storm Limited
(i)	the volume weighted average price (VWAP) of Shares traded on ASX during a trading day in the Pricing Period is less than 90% of the VWAP of Shares traded on ASX in the 15 consecutive trading days immediately prior to the date the Drawdown Notice was received by GEM; or

(ii)	an event occurs which has, or in GEM’s reasonable opinion is likely to have, a “material adverse effect”.
(d)	For a Type 2 Drawdown, the pricing mechanism disregards the closing trade price on any day during the Pricing Period where any of the following occurs:
(i)	the VWAP of Shares traded on ASX during a trading day in the Pricing Period, multiplied by 90% is less than the Threshold Price;

(ii)	trading in the Shares on ASX is suspended or halted;

(iii)	the number of Shares traded on ASX on any trading day is less than 25% of the average daily trading volume over a 15 trading period prior to the Drawdown Notice; or

(iv)	an event occurs which has, or in GEM’s reasonable opinion is likely to have, a “material adverse effect”.
(e)	Where an event described in paragraphs (c) or (d) occurs, the pricing mechanism operates to reduce the number of Shares required to be subscribed for by GEM by 1/15th for each day on which the event occurs.
5	Termination of the Facility Agreement
(a)	The Facility Agreement may be terminated in a number of ways including:
(i)	at the expiry of the three year term, being 31 December 2012;

(ii)	by mutual agreement of the parties; and

(iii)	by GEM if an event of default occurs.
(b)	An event of default includes:
(i)	the Company failing to perform its obligations under the Facility Agreement and such default, if capable of remedy, remaining unremedied for a period of 30 days after notice from GEM requiring the default to be remedied;

(ii)	if any representations or warranties made by the Company under the Facility Agreement is found to have been false or misleading in any material respect when made or become false or misleading in any material respect;

(iii)	a material judgement is entered against the Company;

(iv)	an event occurs which has a “material adverse effect”;

(v)	a petition is lodged, an order made or a resolution passed for the winding up of the Company or a meeting is convened for that purpose;

(vi)	a receiver or an administrator is appointed to the Company;

(vii)	the Company suspends payment of its debts;

(viii)	the Company being unable to pay its debts when they are due within the meaning of the Corporations Act; or

(ix)	a compromise or arrangement is proposed between the Company and its creditors.
(c)	Termination of the Facility Agreement for any reason will release the Company and GEM from any future obligations under the Facility Agreement, subject to certain accrued rights and liabilities.

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Explanatory Statement
Metal Storm Limited
Schedule 2
Unquoted Option terms
1	Entitlement

Subject to and conditional upon any adjustment in accordance with these conditions, each option entitles the holder to subscribe for one fully paid ordinary share upon payment of the Exercise Price.
2	Exercise Price

The Exercise Price of each option is $0.035.

3	Exercise Period

An option is exercisable at any time on or before 5.00pm (Sydney time) on the third anniversary of the date of grant (the Expiry Date). Options not exercised by the Expiry Date lapse.

4	Manner of exercise of options

Each option may be exercised by notice in writing addressed to the Company’s registered office. The minimum number of options that may be exercised at any one time is 1,000. Payment of the Exercise Price for each option must accompany each notice of exercise of option. All cheques must be payable to the Company and be crossed ‘not negotiable’.

5	Ranking of shares

Shares issued on the exercise of options will rank equally with all existing shares on and from the date of issue in respect of all rights issues, bonus share issues and dividends which have a record date for determining entitlements on or after the date of issue of those shares.

6	Timing of issue of shares

After an option is validly exercised, the Company must as soon as possible:
(a)	issue and allot the share as soon as possible; and

(b)	do all such acts matters and things to obtain the grant of quotation for the shares on ASX no later than five business days from the date of exercise of the option.
7	Options transferrable

Options may be transferred in the same manner as shares and may be exercised by any other person or body corporate.

8	Participation in new issues
(a)	An option holder may participate in new issues of securities to holders of shares only if and to the extent that:
(i)	an option has been exercised; and

(ii)	a share has been issued in respect of the exercise before the record date for determining entitlements to the new issue.
(b)	The Company must give notice to the option holder of any new issue not less than 10 business days before the record date for determining entitlements to the issue.
9	Adjustment for bonus issues of shares

If the Company makes a bonus issue of shares or other securities to existing shareholders (other than an issue in lieu or in satisfaction, of dividends or by way of dividend reinvestment):

15

Explanatory Statement
Metal Storm Limited
(a)	the number of shares which must be issued on the exercise of a option will be increased by the number of shares which the option holder would have received if the option holder had exercised the option before the record date for the bonus issue; and

(b)	no change will be made to the Exercise Price.
10	Adjustment for rights issue

If the Company makes an issue of shares pro rata to existing shareholders (other than an issue in lieu of in satisfaction of dividends or by way of dividend reinvestment) the Exercise Price of an option will be reduced according to the following formula:

New exercise price	=	O	-	E[P - (S + D)] N + 1

O	=	the old Exercise Price of the option.

E	=	the number of underlying shares into which one option is exercisable.

P	=	the average market price per share (weighted by reference to volume) of the underlying shares during the five trading days ending on the day before the ex rights date or ex entitlements date. S = the Purchase Price of a share under the pro rata issue.

D	=	the dividend due but not yet paid on the existing underlying shares (except those to be issued under the pro rata issue).

N	=	the number of shares with rights or entitlements that must be held to receive a right to one new share.
11	Reconstructions

If there is any reconstruction of the issued share capital of the Company, the number of shares to which the option holder is entitled, and/or the Exercise Price, must be reconstructed in a manner which will not result in any benefits being conferred on the option holder which are not conferred on shareholders (subject to the provisions with respect to rounding of entitlements as sanctioned by the meeting of shareholders approving the reconstruction of capital), but in all other respects, the terms for the exercise of a option will remain unchanged.

12	Interpretation

These terms and conditions of issue must be interpreted in the same way as the Equity Line Facility Agreement under which the option was issued.

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Metal Storm Limited ABN 99 064 270 006 PO Box 3221 Darra QLD 4076 Tel: +61 7 3123 4700 Fax: +61 7 3217 0811 Web: www.metalstorm.com Email: msau@metalstorm.com
000001 000 MST
MR SAM SAMPLE
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030
Lodge your vote:

Online: www.investorvote.com.au

By Mail: Computershare Investor Services Pty Limited GPO Box 242 Melbourne Victoria 3001 Australia
Alternatively you can fax your form to
(within Australia) 1800 783 447
(outside Australia) +61 39473 2555
For Intermediary Online subscribers only
(custodians) www.intermediaryonline.com
For all enquiries call:
(within Australia) 1300 552 270
(outside Australia) +61 3 9415 4000

Proxy Form

Vote online or view the annual report, 24 hours a day, 7 days a week: www.investorvote.com.au

☑ Cast your proxy vote	Your secure access information is: Control Number: 134249

☑ Access the annual report	SRN/HIN: I9999999999

☑ Review and update your securityholding	PLEASE NOTE: For security reasons it is important that you keep your SRN/HIN confidential.

For your vote to be effective it must be received by 11.00am Wednesday 19 May 2010
How to Vote on Items of Business
All your securities will be voted in accordance with your directions.
Appointment of Proxy
Voting 100% of your holding: Direct your proxy how to vote by marking one of the boxes opposite each item of business. If you do not mark a box your proxy may vote as they choose. If you mark more than one box on an item your vote will be invalid on that item.
Voting a portion of your holding: Indicate a portion of your voting rights by inserting the percentage or number of securities you wish to vote in the For, Against or Abstain box or boxes. The sum of the votes cast must not exceed your voting entitlement or 100%.
Appointing a second proxy: You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you appoint two proxies you must specify the percentage of votes or number of securities for each proxy, otherwise each proxy may exercise half of the votes. When appointing a second proxy write both names and the percentage of votes or number of securities for each in Step 1 overleaf.
A proxy need not be a securityholder of the Company.
Signing Instructions
Individual: Where the holding is in one name, the securityholder must sign.
Joint Holding: Where the holding is in more than one name, all of the securityholders should sign.
Power of Attorney: If you have not already lodged the Power of Attorney with the registry, please attach a certified photocopy of the Power of Attorney to this form when you return it.
Companies: Where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please sign in the appropriate place to indicate the office held.
Attending the Meeting
Bring this form to assist registration. If a representative of a corporate securityholder or proxy is to attend the meeting you will need to provide the appropriate “Certificate of Appointment of Corporate Representative” prior to admission. A form of the certificate may be obtained from Computershare or online at www.investorcentre.com under the information tab, “Downloadable Forms”.
Comments & Questions: If you have any comments or questions for the company, please write them on a separate sheet of paper and return with this form.

GO ONLINE TO VOTE, or turn over to complete the form	è

MR SAM SAMPLE FLAT 123 123 SAMPLE STREET THE SAMPLE HILL SAMPLE ESTATE SAMPLEVILLE VIC 3030	☐	Change of address. If incorrect, mark this box and make the correction in the space to the left. Securityholders sponsored by a broker (reference number commences with ’X’) should advise your broker of any changes.

■	Proxy Form	Please mark	☒	to indicate your directions

Appoint a Proxy to Vote on Your Behalf	XX
I/We being a member/s of Metal Storm Limited hereby appoint

☐	the Chairman of the meeting	OR	PLEASE NOTE: Leave this box blank if you have selected the Chairman of the Meeting. Do not insert your own name(s).
or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of Metal Storm Limited to be held at the Cairns Room, Australian Institute of Management, Management House, cnr Boundary & Rosa S treets, Spring Hill, Brisbane, Queensland, Australia on Friday 21 May 2010 at 11.00am and at any adjournment of that meeting.

Items of Business	PLEASE NOTE: If you mark the Abstain box for an item, you are directing your proxy not to vote on your behalf on a show of hands or a poll and your votes will not be counted in computing the required majority.

ORDINARY BUSINESS		For	Against	Abstain

2	Re-election of Mr T J O’Dwyer as a Director of the Company	☐	☐	☐

3	Adopt the Remuneration Report	☐	☐	☐

SPECIAL BUSINESS

4	Approval of issue of securities to GEM under Facility Agreement	☐	☐	☐

5	Approval of previous issue of Shares to Travis Reddy	☐	☐	☐

6	Approval of previous issue of Shares to Employees	☐	☐	☐

7	Approval for issue of Shares to Employees	☐	☐	☐

The Chairman of the Meeting intends to vote undirected proxies in favour of each item of business.

Signature of Securityholder(s) This section must be completed.

Individual or Securityholder 1	Securityholder 2	Securityholder 3

Sole Director and Sole Company Secretary	Director	Director or Company Secretary

Contact
Contact	Daytime
Name	Telephone	Date	/ /

METAL STORM LIMITED ACN 064 270 006
Metal Storm awarded Major US Marines Non-Lethal Weapon Contract
Brisbane, Australia — Tuesday, 20 April 2010: Metal Storm Limited (ASX trading code: MST, OTC Symbol: MTSXY).
Further to the Company’s announcement earlier today, Metal Storm Limited advises that it was in the process of confirming additional details and completing its usual approval protocol to announce the material that had been received overnight, when it was informed that details of the contract award were available on a US website which the Company does not control. In that circumstance the Company immediately released the facts available.
The Company now provides further detail on the US$1,477,860 contract awarded today to Metal Storm Inc (MSI) by the United States Marine Corps for the Mission Payload Module — Non Lethal Weapon System program.
The Mission Payload Module — Non Lethal Weapon System (MPM- NLWS) is a new weapon system that is to provide the Marine Corps with improved counter-personnel, non-lethal capabilities.
The weapon is to launch a new non-lethal munition that will incapacitate personnel through light, sound and pressure stimuli. It will provide a longer range, greater area coverage, extended duration, and better scalability of effects than current non-lethal weapon systems. It is to be mounted onto the Marine Corps Transparent Armor Gun Shield (MCTAGS), on the HMMWV “Humvee” vehicle.
MSI will be taking advantage of the configurability of its FireStorm™ architecture and Metal Storm’s unique, patented stacked projectile technology to deliver a lightweight, multi-barrel weapon and munition system to meet the unique needs of the program.
The MPM -NLWS will be used for controlling crowds, denying/defending areas, controlling access and engaging threats. It will incapacitate its targets and provide increased standoff distance for the protection of friendly forces.
The initial award is a Cost Plus Fixed Fee Contract for Technology Development Phase, which will evaluate demonstrated payload effectiveness, munitions fusing/functioning and weapon platform compatibility.
Metal Storm Limited CEO Dr Lee Finniear noted how important this contract was to the Company as it forms part of a funded US DOD weapon procurement program.
“We congratulate MSI on winning this contract against full and open competition”, Dr Finniear said. “Metal Storm technology is ideally suited to the delivery of a high volume of munitions from lightweight vehicle mounted launchers, and we believe MSI can deliver a highly differentiated solution to meet MPM-NLWS requirements”
“We understand that if successful the Technology Development Phase will be followed by future phases including the production of MPM-NLWS systems for deployment to warfighters” he said.
The contract will be delivered over 12 months. Further information will be released to the market once approval by the customer is received.
END

Metal Storm Limited
ACN 064 270 006
Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s OTC Symbol: MTSXY
Company Contact:
Australia & USA

Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3123 4700
About Metal Storm

Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non- mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilises multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour

Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward- looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metal Storm Limited

Date: April 21, 2010	By:	/s/ Peter Wetzig
	Name:	Peter Wetzig
	Title:	Company Secretary